AVICI
SYSTEMS



2006
Annual Report & Proxy Statement


SEC MAIL PROCESSING
RECEIVED
MAY 02 2007
WASH. D.C.
190
SECTION

www.avici.com

Financial Highlights

(for fiscal year ending December 31, 2006)

- Record revenue levels
- First annual profit
- Positive cash flow funds new product development

Revenue



$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
(in millions)
$24.5
$35.1
$82.2
2004
2005
2006

Operating Income



$10
$5
$0
-$5
-$10
-$15
-$20
-$25
-$30
-$35
-$40
(in millions)
-$36.8
-$28.2
$5.9
2004
2005
2006

Gross Margin



$60
$50
$40
$30
$20
$10
$0
(in millions)
$12.4
$21.8
$54.1
2004
2005
2006

Diluted Earnings Per Share



$1.00
$0.50
$0.00
-$0.50
-$1.00
-$1.50
-$2.00
-$2.50
-$3.00
(in dollars)
-$2.81
-$1.91
$0.60
2004
2005
2006

Cash Flow



$30
$20
$10
$5
$0
-$5
-$10
-$15
-$20
-$25
-$30
(in millions)
-$26.9
-$18.8
$19.4
2004
2005
2006



Fellow Shareholders,

The year 2006 was characterized by significant changes at Avici Systems. We substantially restructured our business to focus on our primary customer, AT&T, and significantly reduced our costs. We attained record revenue levels. We achieved and maintained profitability for the first time in the Company's history. We were the first Company to deploy terabit routers in a production network with our Quad-Bay systems. We went from burning an average of $5 million in cash per quarter in 2005 to generating an average of $5 million in cash per quarter in 2006. We also celebrated the tenth anniversary of Avici Systems. Most importantly, we created a future for the Company with our newly strengthened financial position and we are well along the path on a new and exciting strategic direction based on a new software product initiative, Soapstone Networks.

2007 will also be characterized by change. In April of 2007, Avici announced that the Company is transitioning its business away from the development and manufacturing of core router products and will be paying a special cash dividend of $2.00 per share. With the introduction of the Soapstone software product and the solid cash flow generated by our router business, the Company is entering a new and exciting growth phase. Below, I would like to share with you our financial results for the year and discuss my thoughts on the new strategy and outlook for the Company.

Financial Performance – Gross revenues for the year ended December 31, 2006 were $82.8 million compared to $37.2 million for the year ended December 31, 2005. We recorded $8.3 million in net income or $0.60 per share for the year ended December 31, 2006 compared to a net loss of $24.7 million or ($1.91) per share for the previous year. The Company recorded positive cash flow of $19.4 million for the full year. For the first time in its history, the Company was both profitable and cash flow positive.

Business Transition – The decision to transition our business away from the development and sales of core routers and to focus on Soapstone Networks, our new product direction, is part of the strategic plan to drive value for the Company by focusing on opportunities in growing markets. While we were successful in bringing the Company to profitability in 2006 and continued to do so in the first quarter of 2007, we recognize that the routing market is under tremendous pressure from alternative technologies and we do not believe our focus on core routers and our position as the number three supplier in this market to be a sustainable business for the Company. Instead, we are focused on market opportunities where we can uniquely deliver value by taking advantage of our many years of networking experience and applying that knowledge to areas where we expect high growth.

Special Cash Dividend – The decision to pay the special $2.00 dividend demonstrates our intent to return value to our shareholders as well as our confidence in our new business initiatives. We are pleased to be able to reward our shareholders in this fashion and remain committed to drive value for shareholders by focusing on opportunities in high growth markets.

Soapstone Networks, a new direction – The nature of the routing business has changed. Over the last several years routing has come under tremendous pressure from alternative technologies such as Ethernet switches. In the face of this evolution, we no longer view core routing as a sustainable growth business, especially given our market position and reliance on a single primary customer.

The restructuring we announced in February 2006 allowed us to drive the Company to profitability by maximizing the near-term financial return from our core router business. The positive cash flow that Avici has been able to generate and continues to generate has enabled us to fund the development of Soapstone and to aggressively pursue that business opportunity.

Soapstone represents a natural evolution of a maturing routing market; it will separate the control plane from the data plane in a router or switch and move the network control plane closer to the services control plane in the same way the the transport plane and control plane were separated in telephony networks in the 80s. Avici learned through experience that when building a large scalable router, the majority of the cost resides in the data plane, while the value added features reside in the control plane. Separating the two and moving the control plane from equipment to software allows natural value optimization to occur. Data plane vendors such as Ethernet switch suppliers can work to drive down the unit cost and add new features. Control plane vendors will focus on services and feature velocity. By making the coupling between network elements looser, interoperability problems are minimized and carriers can optimize their networks around the best building block technologies in a multi-vendor environment. It also allows the control plane to scale and adopt new and higher performance technology faster than traditional hardware based development. The Soapstone control plane will exist outside the traditional router and could as easily control an Ethernet, optical or routed network.

The Soapstone solution is designed to enable carriers to bring orderly, predicable, business-driven behavior to their networks, regardless of vendor or technology composition.

Phase one of the Soapstone product will be focused on the Carrier Metro Ethernet market with the availability of the Soapstone Provider Backbone Transport Controller. Technologies like Provider Backbone Transport (PBT) that offer lower equipment costs and better predictability than routers can take advantage of the Soapstone control plane software to provide common operations for any network based on any protocol. PBT provides greater control of converged service Quality of Service (QoS) and traffic management than Multi Protocol Label Switching (MPLS), but uses low-cost Ethernet switching. PBT avoids the adaptive and relatively unpredictable behavior of IP networks for those services that have traditionally been rigorously traffic-managed and actively controlled.

Soapstone will be partnering with other Next Generation Networks (NGN) suppliers to enable carriers to take advantage of NGN frameworks and alternative technology choices to drive the acceleration of new services and business models.

In conclusion, the actions we took at the beginning of 2006 enabled us to become profitable and to continue to generate cash. We believe that our financial strength and commitment to innovation position us to take advantage of the new market opportunities we see for Soapstone. I would like to thank our employees, our customers and our shareholders for believing in us and supporting our effort to build a stronger Company.



William J. Leighton
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-30865

AVICI SYSTEMS INC.


SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2007
WASH, D.C.
190
SECTION

(Exact name of registrant as specified in its charter)

DELAWARE	**02-049337**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
101 Billerica Avenue, North Billerica, Massachusetts	**01862**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (978) 964-2000

Former name, former address and former fiscal year, if changed since last report: None

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 Par Value

FINANCIALS

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $76,471,545 (based on the closing price of the Registrant's Common Stock on June 30, 2006 of $5.78 per share).

The number of shares outstanding of the Registrant's $.0001 par value Common Stock as of March 9, 2007 was 14,038,007.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Annual Report to Shareholders for the Fiscal Year Ended December 31, 2006 (Annual Report)	Part II, Item 5
Proxy Statement for the Annual Meeting of Shareholders to be held May 23, 2007 (Proxy Statement)	Part III

AVICI SYSTEMS INC.

ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

Avici Systems Inc. (referred to as Avici, we, our and the company) provides high-speed core Internet infrastructure equipment that enables networking service providers to transmit large volumes of data, voice and video, across their networks. Our high-performance routing solutions are designed and built to deliver the scalability, reliability, and performance that carriers need to support a wide range of applications while lowering the total cost of building and operating their core data networks.

The Avici core routing product family consists of three chassis platforms and several line cards to provide carriers with flexibility in selecting a product that best fits their needs. We offer customers three different equipment configurations, the Terabit Switch Router (TSR™), the Stackable Switch Router (SSR™), and the Quarter-rack Scalable Router (QSR™), and each chassis is configured with our line cards and proprietary software to support a range of speeds, protocols, and carrier services. All three chassis use the same line cards and software to enable carriers of every size to take advantage of Avici's proprietary carrier-class technology. Our core routers are designed to provide our customers:

- Carrier-class reliability;
- In-service modular scalability to enable non-disruptive incremental capacity additions to the network;
- Stability and interoperability;
- Advanced security features; and
- High performance across very large IP-based core networks.

FINANCIALS

Our current strategy is primarily to pursue direct sales of our legacy core routing products principally to our largest customer, AT&T Inc. ("AT&T"), maximize the near-term financial returns from our core routing business, and pursue new market initiatives and product development. Our principal customer is, and has been, AT&T. In the past, we utilized a direct sales force to sell and market our products to incumbent local exchange carriers, inter-exchange carriers, postal telephone and telegraph operators, internet service providers and other service providers globally. In February 2006, we announced a corporate restructuring aimed at driving Avici toward profitability and positive cash flow.

Avici was incorporated in Delaware in 1996 and held its initial public offering in July 2000. We are headquartered in North Billerica, Massachusetts. At December 31, 2006, we had 104 full time employees. In February 2006, we announced a corporate restructuring aimed at driving Avici toward profitability and positive cash flow. Our corporate restructuring resulted in reduction in both full time and contract labor by approximately 45%, with the majority of this reduction occurring at the time of the announcement.

In February 2007, we announced the launch of a new product initiative, Soapstone Networks ("Soapstone"). The positive cash flow that Avici has been able to generate will enable us to fund the development of Soapstone.

Industry Background

Traditional carrier networks were primarily built on technologies to support voice services. These legacy voice networks used circuit switches, which dedicate an individual connection, or part of the network, for the duration of a call even while there are pauses in the conversation. As the amount of data traffic carried over the network infrastructure increased, carriers sought to increase the efficiency of data transmission through their networks by adopting packet switching technologies, such as Asynchronous Transfer Mode (ATM) and Frame Relay. Packet switching technologies enabled carriers to send data from multiple sources on the same connection, substantially reducing the network bandwidth wasted using traditional circuit switch technology.

Internet, telecom, and media networks are converging and carrier IP networks are now expected to support critical services such as voice, video, IPTV, Virtual Private Networks (VPNs), online gaming, security, storage, and other business and residential applications. These types of services are required for carriers to increase revenue and profits. In addition, these applications require significantly high levels of reliability, scale, QoS, and performance.

Today, a maturing Internet has placed new demands on routers. As IP is increasingly used to support more diverse and demanding applications, carriers require routing platforms purpose built for the carrier network. Carriers recognize that they cannot cost effectively support multiple networks—one for landline voice, another for IP traffic, another for wireless, and many more for separate data network. Carriers envision a converged IP network where voice, data, video and wireless services are supported over a single reliable and cost effective network. This vision requires upgrading existing best effort IP networks to a new-real time IP network powered by carrier-grade IP routers to improve the economics of the IP network.

Carrier Requirements for an IP Network

The boundaries that exist between Internet, telecom, and media networks are blurring and the core routers that run carrier networks today must evolve and support a new model of system availability, scale in service to extend network longevity, keep pace with new traffic requirements, and deliver the levels of service and performance to converge these networks over a common IP core. As a result, carriers are demanding solutions with the following attributes:

Carrier-Class Reliability. The equipment that carriers deploy within their networks must offer the highest level of up time and redundancy.

Reduced Network Cost and Complexity. Carriers are demanding modular solutions that scale in service to accommodate new capacity requirements, reduce the number of devices needed and, consequently, reduce the forecasting uncertainty, complexity, and costs of operating large capacity networks.

Faster Service Provisioning. Networks and service demands are changing constantly, and carriers require a cost-effective means of increasing capacity and offering new services on a continual basis.

High Performance. As carriers consolidate existing legacy networks and deliver new services on an IP backbone, they must provide Quality of Service, or the ability to prioritize different traffic types in order to meet customers' service level agreements for premium services.

Interoperability. Due to economic constraints associated with upgrading an entire network to accommodate new technologies, it is critical that new network equipment support the protocols and devices already deployed in carrier networks.

Industry Segments

Avici has conducted its operations in one industry segment. Please see our financial statements attached hereto in Item 8 for financial information related to our segment.

The Avici Core Router Solution

Products and Technology

Our high-performance core routing family is engineered to provide a carrier network solution that addresses a wide range of network applications across a carrier's core IP network. Avici routers are designed to deliver scalability, reliability, and performance to IP networks using carrier-proven principles of redundancy, in-service upgradeability, multi-generational investment protection, and quality assurance.

Avici has developed a modular network architecture that eliminates many of the constraints of traditional routers. Our core routing platforms support traffic expansion by scaling, in-service, from gigabits to terabits of capacity through the non-disruptive addition of line cards and chassis. Unlike traditional routers, every port can be used to support customer traffic, and no ports or external switching hubs are needed for interconnection or scaling. Our routing platforms provide carriers with a stable, scalable, and reliable foundation to support traffic growth and lower cost requirements. Our routers can also perform both the core and aggregation/hub functions in a single platform, thereby eliminating the need for a separate aggregation layer. Our routing technologies provide internal hardware and software redundancy to deliver carrier-grade 99.999+% system availability to support SLAs on services such as IPTV, video, VPNs and Voice over IP (VoIP). Because Avici products can deliver such high levels of reliability, carriers are able to remove duplicate routers and simplify their Points of Presence (PoP). Avici routers also enable the IP network to recover quickly from service disruptions, a critical requirement for supporting real time services.

Our products provide these benefits through our proprietary technologies, including our application-specific integrated circuits, or ASICs, Velociti™ switch fabric and distributed system design, IPriori™ system software, Composite Links™, and Non Stop Routing (NSR™) technologies. We incorporate all of these proprietary technologies into each of our three available product platforms—the Terabit Switch Router (TSR), Stackable Switch Router (SSR), and Quarter-rack Scalable Router (QSR). The TSR, SSR, and QSR offer customers differing combinations of speed, capacities and numbers of available ports in order to allow them to tailor their network infrastructure to meet their traffic needs.

ASIC-based Packet Routing Technology

We have consolidated all data-flow and control processes, including packet input and output framing, forwarding, scheduling, and switching into our application specific integrated circuits, or ASICs. We utilize a distributed routing architecture. Each line card has its own ASICs, and, accordingly, the addition of each line card increases the overall capacity of our product.

Velociti Switch Fabric

Our Velociti switch fabric is the mechanism that transfers data from an input line card to specific output cards in our products. This direct communication provides high-speed data transfer and, as additional capacity is needed, enables cost-effective addition of line cards. The Velociti switch fabric also gives our products a high level of reliability by creating multiple connections between pairs of input and output line cards.

IPriori Carrier System Control Software

Avici's IPriori system software has been developed to optimize and control switching and routing in all of our products. IPriori is built on a distributed model, which uses multiple processor units to provide increased levels of reliability and scalability, and is specifically designed to address the system requirements arising from scaling to a large number of ports.

Composite Links for Seamless Capacity Additions and Cost-Effective Link Protection

Avici's proprietary Composite Links technology enables carriers to seamlessly expand capacity in the PoP by enabling multiple physical links or fiber interfaces between two Avici routers to be grouped into a single logical connection. This technology provides greater flexibility to carriers in migrating to higher-speed backbones that leverage multiple generations of fiber infrastructure and speeds. Hardware upgrades can be done without costly downtime by adding or removing router modules without disruption to packet ordering, routing tables or traffic flows. Composite Links also provide carriers with cost-effective link protection through the ability to recover from failures on individual member-link interfaces.

Non-Stop Routing (NSR) Technology

Our products have been designed and manufactured to be highly reliable in the core of carrier networks. Avici's NSR technology provides nodal reliability by protecting against failure of the route controller, the brain of the router, thus enabling carriers to achieve 99.999+% system availability in a single router. This functionality is achieved by having a second route controller take over routing functions in the event the primary controller fails. Many of today's IP networks also use two core routers within a POP to increase reliability. Avici NSR can provide potential cost savings by enabling carriers to end the costly practice of deploying redundant routers to increase router reliability.

Strategy

In February 2006, we announced a plan to restructure the business and realign our cost structure to execute a focused strategy aimed at driving Avici toward profitability and positive cash flow.

In February 2007, we announced the launch of Soapstone, a new product initiative.

The Soapstone software-based solution we are developing is designed to manage the complexities between carrier service offerings and applications, and the underlying transport equipment and technologies. Soapstone's mission is to enable carriers to bring orderly, predicable, business-driven behavior to their IP networks, regardless of vendor or technology composition.

The Soapstone solution is based on key industry standards such as service-oriented architecture (SOA), telemanagement forum (TMF), international telecommunications union (ITU) and next generation networks (NGN) among others, and utilizes open application programming interfaces (APIs) between the network and operational support systems (OSS). It maps the abstract service needs expressed by the business plane into a simple configuration command set that can be applied to an array of technologies and equipment. With this capability, even the simplest network devices can provide support for complex service provisioning and SLA management.

FINANCIALS

The key elements of our strategy are to:

Focus on Major Customer. We restructured the core routing business to focus on becoming profitable and cash flow positive by pursuing direct sales principally to our major customer, AT&T. We are focused on dynamically responding to our customer's volume and service requirements, given changing dynamics in a multi-network, multi-vendor environment and limited visibility into future volume requirements.

Develop and Market Soapstone Solution. Carrier networks are undergoing unprecedented transformations as they migrate to the NGN (Next Generation Network) model. In order to increase their service offerings and grow revenues, they will have to support multiple access networks and devices at the lowest cost possible. The complexity of today's networks creates a need for a product that will form a common control framework for over-IP, IP, over-Ethernet and optical technologies and allow for seamless service migration among them. We are developing the Soapstone solution to deliver a network abstraction layer that decouples the services from the network infrastructure.

Selectively Pursue Indirect Sales Channels for Soapstone. The Soapstone solution will be targeted to the service provider market. We will seek distribution partners to capture new carrier opportunities.

Sales, Marketing, and Customer Service and Support

Historically, we sold and marketed our products through our direct sales force, sales agents, systems integrators, and distribution partners. Subsequent to our restructuring, announced in February 2006, we have primarily sold and marketed our core router products through a downsized domestic sales force.

In the past, we also marketed, sold, and supported our products through systems integrators, sales agents, and distribution partners, including Nortel Networks and Huawei Technologies. In May 2003, we entered into a strategic relationship with Huawei Technologies for sales and support of our products in Greater China. The term of the agreement was two years and expired during 2005. In January 2004, we entered into a worldwide three-year strategic agreement with Nortel Networks to market, sell, and support our products. The term of the agreement is three years and expired in January 2007. During 2005, we entered into a Supply Agreement with Alcatel Teletas to provide Turk Telekom with Avici equipment for its IP/MPLS network. The Alcatel Teletas arrangement was terminated in October 2006.

In the future, we plan to market our Soapstone solution both directly and through strategic indirect channel partners.

Customers

AT&T is our primary customer. Our agreement with AT&T has no minimum purchase commitment level and remains in effect until December 31, 2009. The agreement describes the conditions under which AT&T may purchase equipment and services from us. AT&T has deployed our TSR product in sixteen locations within its North American IP backbone network.

AT&T accounted for 94%, 94% and 60% of our gross revenue in 2006, 2005 and 2004 respectively. In 2004, Huawei and Nortel accounted for 27% and 12%, respectively, of our gross revenue.

Research and Development

We have a team of skilled engineers responsible for product design and development, quality assurance, and documentation. Our engineers have significant experience in optical networking, hardware and software. As part of the restructuring of the business announced in February 2006, our development resources were reduced and partially redeployed to focus on the Soapstone initiative. We have also utilized offshore and outsourced development resources. We have made, and will continue to make, although at a reduced level, substantial investments in research and development. Research and development expenses were $30.1 million, $36.2 million, $32.4 million, and $46.5 million for the years ended December 31, 2006, 2005, 2004, and 2003, respectively.

Competition

The market for data networking equipment is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. This market historically has been dominated by Cisco Systems, which as a result of its leadership position in the market has been able to develop and promote a broad product line of routers. We also compete with other established companies such as Juniper Networks. For new technology initiatives such as our Soapstone product, we will face competition from large equipment and software companies, as our product will serve as an abstraction layer that will bridge IT/OSS and network centric domains. We may experience reluctance by our prospective customers to replace or expand their current solutions, which may be supplied by competitors, with our products. Competitors have significantly broader product lines and market presence than we do and may bundle their products with other products that we do not offer. In addition, we have faced significant competition and pricing pressure in the core router market.

In order for our Soapstone solution to compete effectively, we must deliver a technologically advanced product that is superior in meeting the needs of carriers, namely a product which:

- hides complexity of transport elements from services, control functions, and OSS;
- provides common API for specifying resources and their SLAs;

- interoperates with existing solutions and equipment vendors;
- enables seamless migration of legacy services onto NGN while supporting new NGN-based service offerings;
- mediates between resource requests from services/control and OSS and available resources of the IP network; and
- creates a cost-effective solution for our target customers.

In addition, we will be required to leverage our Soapstone differentiators to extend customer acceptance.

Many of our current and potential competitors have greater selling and marketing, technical, manufacturing, financial and other resources, more customers, greater market recognition, and more established relationships and alliances in the industry. As a result, these competitors may be able to develop, enhance and expand their product offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their offerings, pursue acquisitions and other opportunities more readily, and adopt more aggressive pricing policies than us.

Intellectual Property

We presently have 20 patents granted in the United States and over 50 United States and foreign patent applications pending. Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent protection, copyrights, trademarks, trade secret laws, contractual restrictions on disclosure, and other methods to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We cannot be certain that patents will be granted based on our pending or any other applications, or that, even if issued, the patents will adequately protect our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws, and we seek to limit disclosure of our intellectual property by requiring employees, consultants, and any third-party with access to our proprietary information to execute confidentiality agreements with us.

While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements, and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technology.

Our success will depend upon our ability to obtain necessary intellectual property rights and protect our intellectual property rights. We cannot be certain that we will be able to obtain the necessary intellectual property rights or that other parties will not contest our intellectual property rights.

Manufacturing

We outsource the manufacture and assembly of our products to contract manufacturers. We primarily use Celestica Corporation and Sanmina-SCI Corporation, both of which provide comprehensive manufacturing services, including assembly, test and control and procurement of material, on our behalf. We design product tests that are conducted using our test equipment by the contract manufacturer. We believe that the outsourcing of our manufacturing enables us to conserve the working capital that would be required to purchase capital equipment, allows us to adjust manufacturing volumes to meet changes in demand and enables us to more quickly deliver products. Because we outsource our manufacturing, compliance with U.S. federal, state and local environmental laws has not had a material effect on our results or costs.

Employees

As of December 31, 2006, we had 104 full time employees. Our future success will depend in part on our ability to attract, retain and motivate highly qualified personnel, for whom competition is intense. Our employees are not represented by any labor union. We believe our relations with our employees are good. Additionally, as of December 31, 2006, we utilized on-shore and off-shore contract labor, approximating 66 full time equivalent employees.

Financial Information about Geographic Areas

See section (m) of Note 1 to Consolidated Financial Statements at Item 8 incorporated herein by reference.

Additional Information

Our Internet address is www.avici.com. On our Investor Relations web site, located at www.avici.com, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statement on Form 14A related to our annual stockholders' meeting and any amendments to those reports or statements filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investor Relations web site are available free of charge.

ITEM 1A. RISK FACTORS

Our company, business and operations are subject to a number of risks and uncertainties. We discuss material risks and uncertainties below. To the extent any of these risks and uncertainties materialize, our business, results of operation and financial condition would suffer. You should carefully consider these risk factors in evaluating our company.

We are reliant on our major customer AT&T, from which we derive substantially all of our revenue, and if AT&T does not continue to select our legacy router products to be deployed in its networks, our revenue and cash flow would be adversely affected.

We have adjusted our corporate strategy to focus our efforts on a limited target customer base, particularly AT&T, and core product functionalities. As a result, we have grown increasingly reliant on the revenues generated by the sale of our legacy router products to AT&T, which accounted for 94%, 94% and 60% of our gross revenue in 2006, 2005 and 2004, respectively. In 2004, Huawei and Nortel accounted for 27% and 12%, respectively, of our gross revenue. We expect that in the next twelve months substantially all of our revenue will continue to depend on sales of our products to our major customer AT&T. Our products compete in a multi-vendor environment for use in AT&T's networks and our agreement with AT&T does not require AT&T to purchase any minimum level of product from us. We generally have limited ability to forecast the volume, mix or timing of orders from AT&T beyond the current quarter due to, among other things, supply chain dynamics as well as limited visibility on the network traffic and capacity demands on our customer. In addition, our business will be affected by shifts in the nature and architecture of our customers' networks, including multi-vendor environments. Shifts by AT&T to networks or architectures less reliant on our core router products, as a result of technological changes in the industry, adoption of competitive or alternative products or solutions, or otherwise, would adversely affect our legacy core router business. While we continue to invest in targeted product development required by AT&T, we have limited the development of new products and features for our core routers, and as a result our legacy router products may not continue to meet AT&T's technical requirements. The loss of or reduction in business from AT&T would materially reduce our revenue and cash flow, and adversely affect our ability to achieve and maintain profitability.

In November 2005, AT&T completed its merger with SBC Communications and in December 2006, AT&T completed its acquisition of BellSouth and Cingular. These developments give rise to new risks and challenges for our business as our major customer experiences changes associated with integrating new businesses and networks and as we face additional incumbent vendors. We will face additional competitive challenges in maintaining our position despite our established customer relationship.

We compete in the rapidly changing telecommunications industry and, as a result, our products could become obsolete.

The market for high-speed core router products has been and is likely to continue to be characterized by rapid technological change, evolving industry standards, and frequent new product introductions. New products and technologies will emerge and existing products and technologies will further develop. These new products and technologies may reduce the prices for our core product functionalities or they may be superior to, and render obsolete, the legacy core products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services. It may be very expensive for us to enhance or upgrade our products and technology in order to continue to compete effectively, and we do not currently plan to significantly invest in new router development that has not been requested by our major customer.

We currently depend on a limited number of products offered in the core routing market segment and our future revenues depend on enhancements to these products and their commercial success.

We depend on the commercial success of our TSR, SSR and QSR products, from which we have historically derived all of our revenue and which are the only products that we currently offer. We offer these products in the core routing market. We must continue to enhance the features and functionality of our products to meet customer requirements. In addition, the failure of these planned product enhancements to operate as expected could delay or prevent future sales of our products.

Our plan to restructure our business and realign our cost structure may not continue to produce the revenue or profitability results that we achieved in 2006, and, accordingly, our future results from operations may decline.

We have restructured our legacy core router business to focus our efforts on our major customer, AT&T. We cannot predict the volume or sustainability of business from AT&T. We will monitor and adjust our operating expenses in our core router business in the future in line with our expectations of business volumes. In addition, the restructuring resulted in significant charges and a reduction in our staff and capabilities in key areas such as sales and marketing, product development and engineering and international operations, and as a result has limited our operational flexibility. Further, in connection with the restructuring we continue to evaluate our commercial relationships with certain of our existing customers, distributors and vendors, and the outcome of any such evaluation could have a negative impact on our business, financial position and results of operations. In connection with this evaluation we may face claims, costs or expenses beyond our current restructuring charges.

New technology initiatives require a substantial commitment of resources and are not certain of ultimate success.

New technology initiatives require significant capital expenditures, management attention and resources. Our commitment of resources and capital to a new technological concept means that those resources and capital are unavailable for other activities and operations. Our decision to launch a new initiative is based on our assessment that a significant opportunity exists in the marketplace; however, investments in new technology are inherently speculative and the market is unproven. Commercial success depends on many factors including innovativeness and accurate anticipation of technological and market trends, developer support and effective distribution and marketing. For example, our ability to realize revenue from the Soapstone initiative depends on, among other things, our timely release of the product. Product development delays may result from numerous factors, including:

- unanticipated engineering complexities;
- claims of infringement of third-party intellectual property;
- difficulties in hiring and reallocating existing engineering resources and overcoming resource limitations;

- changing market or competitive product requirements; and
- the timing and level of research and development and prototype expenses.

There are no assurances that our new technology will receive sufficient consumer acceptance and if our new technology initiative does not develop and grow substantially and achieve profitability, it could have a material adverse effect on our growth, operating results, margins and profitability. Further, even if our products initially obtain market acceptance, we may not be able to effectively support the product or successfully respond on a timely basis to products introduced into the marketplace by our competitors. In order for our Soapstone solution to compete effectively, we must: deliver a technologically advanced product that is superior in meeting the needs of carriers; promote the market for that solution; and effectively market and sell that product to carriers and indirect channel partners, against established and emerging competitive vendors.

We have reduced our sales capability as a result of our 2006 restructuring and, accordingly, we may face difficulties in appropriately marketing new technology initiatives such as our Soapstone product to our target customer base.

Our products require a sophisticated and in depth sales effort targeted at key individuals within worldwide target end user customer organizations. Our future success in penetrating our target customer base is highly dependent upon establishing and maintaining successful relationships with a variety of indirect distribution channels. Our inability to develop and manage our distribution channels could affect sales of our products. We expect that a significant amount of revenue from new technology initiatives will be through indirect channel sales. By relying on indirect channels, we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, service ongoing customer requirements and respond to evolving customer needs.

Recruiting and training qualified channel partners for our technology offerings requires significant time and resources. In order to develop and expand our distribution channel, we must scale our sales, marketing, and service organizations and the processes and procedures that support indirect channel relationships.

Our failure to compete effectively in the core router business, particularly against Cisco Systems, Juniper Networks, and other established participants with greater financial and other resources than ours, could result in order cancellations, lost customer opportunities and price and volume reductions.

The competition in the network infrastructure equipment market is intense. This market historically has been dominated by Cisco Systems, although we also compete with other companies such as Juniper Networks. Further, many of our competitors have greater selling and marketing, technical, manufacturing, financial and other resources, more customers, greater market recognition and more established relationships and alliances in the industry. As a result, these competitors may be able to develop, enhance and expand their product offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their offerings, pursue acquisitions and other opportunities more readily and adopt more aggressive pricing policies. In addition, established or emerging network equipment vendors may also focus on our target market, thereby further intensifying competition. Accordingly, we may not be able to compete effectively with these competitors.

In addition, we believe that understanding the infrastructure requirements of telecommunications carriers and other service providers, experience in working with these providers to develop new services for their customers and an ability to provide vendor-sponsored financing are important competitive factors in our market. We have limited experience in working with telecommunications carriers and other service providers. In addition, we do not currently anticipate an ability to provide vendor-sponsored financing and this may influence the purchasing decision of prospective customers, which may decide to purchase products from one of our competitors that offer such financing.

If we are unable to compete successfully against our current and future competitors, we could experience order cancellations, lost customer opportunities and price and volume reductions. If this occurs, our revenues may decline, our gross margins could decrease and we could experience additional material losses.

Our failure to stabilize our revenues and manage our costs would prevent us from achieving and maintaining profitability.

Although we recorded net income in 2006, we had prior to 2006, incurred significant losses in each quarterly and annual period since inception. As of December 31, 2006, we had an accumulated deficit of $417.4 million. Although historically we have derived all of our revenue from our legacy core router products, we cannot be certain that we will increase or maintain our revenues or that we will generate sufficient revenues to sustain profitability. We plan to focus product development on our recent Soapstone product initiative, which is at an early stage and unproven. These efforts will continue to require significant expenditures, a substantial portion of which we will make long before any significant revenue related to these expenditures may be realized. We do not expect to recognize material revenue from Soapstone in the next twelve months. Accordingly, we will not likely maintain profitability unless our new product line achieves commercial success that outpaces a relative decline in our core router business.

Our operating expenses are based largely on anticipated revenue trends and a significant portion of our expenses, such as personnel and real estate facilities costs, is fixed. As a result, we will need to generate significant revenues and manage ongoing costs to maintain profitability. If we fail to achieve such revenue levels, material operating losses could result. In the future we may never achieve sustained profitability or consistently generate positive cash flows from operations.

We have had and may continue to experience difficulties identifying, analyzing and consummating strategic alternatives, and any such alternatives may not lead to the achievement of desired results.

In connection with our February 2006 restructuring, we are in an ongoing process of examining strategic alternatives to enhance shareholder value. The strategic options we may consider could include a variety of different business arrangements including, but not limited to: combinations with or a sale to another entity; the sale or spin off of certain assets; strategic partnerships and joint ventures; the acquisition of complementary businesses, technologies or product lines; investments in new businesses; recapitalization, dividend or distribution alternatives; equity or debt financings; or other alternatives. Any strategic decision will involve risks and uncertainties and present challenges in implementation and integration. As a result, any such business arrangement may not lead to increased shareholder value. In addition, any strategic decision could lead to non-recurring or other charges.

We rely on single or limited source suppliers for several key components. If we are unable to purchase these components for any reason or on a timely basis, we will not be able to deliver our products to our customers within the timeframes required and we may experience order cancellations.

We currently specify and purchase through our contract manufacturers several key components from single or limited sources such as ASICs, optical components, field programmable gate arrays and other miscellaneous components. At times some of these components are subject to end of life notices, allocation and/or lead-times far in excess of 12 weeks. We do not have a long-term, fixed price or minimum volume of supply agreements with component vendors. Although we believe that there are alternative sources for many of these components, in the event of a disruption in supply, we may not be able to develop an alternate source in a timely manner or at favorable prices.

We typically specify for purchase through our contract manufacturers all of our components, including our ASICs. From time to time and in end of life purchases, Avici may directly place purchase orders for stocking inventory. We otherwise do not generally carry significant inventories of components and have no guaranteed supply arrangements with our vendors. If we are unable to purchase our critical components, or to provide for the production of our ASICs, at times and in volumes as our business requirements necessitate, we will not be able to manufacture and deliver our products to our customers in accordance with their volume and schedule requirements. If we are not able to satisfy the delivery requirements of our customers, which are difficult to forecast, they may reduce any future orders or eliminate our status as a vendor.

We have worked with LSI Logic for many years to develop and manufacture several of our key proprietary application specific integrated circuits, or ASICs, which are custom designed integrated circuits built to perform a specific function more rapidly than a general purpose microprocessor. These proprietary ASICs are very complex and LSI Logic is the sole source supplier for them. LSI Logic announced the discontinuation of a product technology used in several of Avici's ASIC designs. In the second quarter of 2006, Avici executed an end of life purchase for these items to meet its anticipated production requirements for the foreseeable future. Changes in demand for our product in the future may render our inventory stocking purchases to be in excess or short of future requirements, and in the event we require additional supplies we may be unable to transition to an alternative vendor on a timely or cost effective basis.

We depend upon contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships.

We do not have internal manufacturing capabilities. We rely on a small number of contract manufacturers to manufacture our products in accordance with our specifications and to fill orders on a timely basis. These contract manufacturers procure material on our behalf and provide comprehensive manufacturing services, including assembly, test and control. We have historically been dependent on two contract manufacturers, Sanmina-SCI Corporation and Celestica Corporation. We may not be able to effectively manage our relationships with these contract manufacturers, they may not meet our future requirements for timely delivery and quality, and our business terms, such as pricing and credit terms, may change in a manner not favorable to us. If we experience changing demand for our products, the challenges we face in managing our relationships with these manufacturers will be increased. Each of our contract manufacturers also builds products for other companies, and we cannot be certain that they will always have sufficient quantities of inventory available to fill orders placed by our customers, or that they will allocate their internal resources to fill these orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our product. If we are required or choose to change one or both of our contract manufacturers, we could experience a material loss in our revenue and significant damage to our customer relationships.

If we fail to accurately predict our manufacturing requirements, we could incur additional inventory costs or experience manufacturing delays.

Our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We generally provide forecasts of our demand to these manufacturers up to 12 months prior to scheduled delivery of product to our customers. If we overestimate our requirements, we may purchase excess inventory, which would consume cash by increasing our costs and may require us to take additional charges for excess and obsolete inventory. If we underestimate our requirements, we may have an inadequate amount of inventory, which could result in delays in delivery to our customers and in recognition of revenue or in increased costs incurred to expedite product delivery. In addition, the lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We also may experience shortages of other components from time to time, which also could delay the manufacturing of our products and delay our recognition of revenue.

In addition, we may be subject to regulatory requirements which could affect our ability to manufacture and deliver product on a timely and cost-effective basis.

Our complex products may have errors or defects or may not interoperate within the networks of our customers, which could result in reduced demand for our products or costly litigation against us.

Our products are technologically sophisticated and are designed to be deployed in complex networks. Accordingly, our products can only be fully tested when completely deployed in these types of networks. Despite deployment and internal testing, our customers may discover errors or defects in the hardware or the software, or the product may not operate as expected even after it has been fully deployed. In addition, our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications. Our products must interface with many of the products within these networks as well as future products in order to meet the requirements of our customers. Because our products are critical to the networks of our customers, any significant interruption in their service as a result of defects in our product or the failure of our product to interoperate within our customers' networks could result in lost profits or damage to these customers. These problems could cause us to incur significant service and warranty costs, divert engineering personnel from product development efforts and significantly impair our ability to maintain existing customer relations and attract new customers. Although our existing and future customer contracts will generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages, a court might not enforce a limitation on our liability, which could expose us to additional financial loss. In addition, a product liability claim, whether successful or not, would likely be time consuming and expensive to resolve and would divert management time and attention. Further, if we are unable to fix the errors or other problems that may be identified in full deployment, we would likely experience loss of or delay in revenues and loss of market share and our business and prospects would suffer.

The unpredictability of our quarterly results of operations may adversely affect the trading price of our common stock.

Our quarterly operating results are likely to vary significantly in the future based on a number of factors related to our industry, the markets for our products and how we manage our business. We have little or no control over many of these factors and any of these factors could cause the price of our common stock to fluctuate significantly. In addition to the risks discussed elsewhere in this section, the following may also adversely affect the trading price of our common stock:

- fluctuations and uncertainties in core router product and service demands from our major customer AT&T;
- the sustainability of demand for the existing capabilities of our core router products;
- our ability to manufacture and deliver product within short order timeframes;
- the timing and size of customer orders for our products or cancellations of orders;
- the timing and extent of product acceptance by customers;
- the timing and level of research and development and prototype expenses;
- the timing of new product launches;
- the distribution channels through which we sell our products;
- the timing and impact of special charges such as the restructuring program enacted in February 2006;
- general economic conditions; and
- conditions specific to the telecommunications industry, including uncertainty related to consolidation.

We plan to invest in research and development and, in the future, sales and marketing and customer support related to new product initiatives, as well as research and development in selective enhancements to our legacy core router products. Our operating expenses will largely be based on revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, if revenue for a particular quarter is below our expectations for any of the reasons set forth above, or for any other reason, we may not be able to proportionately reduce operating expenses for that quarter. Accordingly, this revenue shortfall would have a disproportionate effect on our expected operating results and could result in material operating losses for that quarter, which could result in significant variations in our operating results from quarter to quarter.

Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. You should not rely on our results or growth for any single quarter as an indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decline.

A vendor's leadership position in our market may allow that vendor to set de facto industry standards, which could create technical challenges to our ability to sell our products.

In developing our products, we have made, and will continue to make, assumptions about the standards that may be adopted by our customers and competitors. If the standards adopted are different from those that we have chosen to support, market acceptance of our products would likely be significantly reduced and our business will be seriously harmed.

Customer requirements are likely to evolve, and we will not retain our target customer base or attract new customers if we do not anticipate and meet specific customer requirements.

Our future success will depend upon our ability to develop and manage key customer relationships in order to develop Soapstone products and product enhancements that address the increasingly sophisticated needs of our target base of customers. Our current customers may require product features and capabilities that our core legacy products do not have. We must effectively anticipate and adapt on a timely basis to customer requirements and offer products that meet those demands in a timely manner. Our long-term strategy is to focus on Soapstone which we believe is well positioned to take advantage of opportunities in the market. Our failure to develop products that satisfy customer requirements would seriously harm our ability to achieve market acceptance for our products. In addition, we may experience design, engineering, manufacturing, marketing and other difficulties that could delay or prevent our development or introduction of new products and enhancements. Material delays in introducing new products may cause customers to forego purchases of our products and purchase those of our competitors, which could seriously harm our business.

Our ability to develop, market and support products depends on retaining our management team and attracting and retaining highly qualified individuals in our industry.

Our future success depends on the continued services of our management team, which has significant experience with the data communications, telecommunications and Internet infrastructure markets, in addition to relationships with many of the communications service providers and business partners that we currently or may in the future rely on in implementing our business plan. The loss of the services of our management team or any key executive could have a significant detrimental effect on our ability to execute our business strategy.

Our future success also depends on our continuing ability to selectively identify, hire as needed, train, assimilate and retain highly qualified engineering, sales and marketing, managerial, support and other personnel. The demand and competition for qualified personnel is high, and we have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, we have experienced difficulty in hiring qualified engineering personnel. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could delay product development, particularly with respect to new product initiatives and negatively impact our ability to sell our products.

Our office lease expires in 2007 and, as a result, we will incur costs associated with negotiating a new or renewed lease, as well as possible relocation costs.

We lease office space, used as our headquarters and primary business location, at 101 Billerica Avenue, North Billerica, Massachusetts. Our current lease expires in the second half of 2007. As a result, we have engaged a real estate agent to assist us in considering our options. We anticipate that we will lease a new facility in the same general vicinity as our current location, but which will nevertheless require us to relocate our operations and incur relocation costs. The process of evaluating our options, negotiating a new or renewed lease, and managing a relocation will require expense, time and attention from members of management. Further, if we elect to lease a new facility, we will incur related expenses and will encounter disruption of operations related to the move, all of which could have a material adverse effect on our financial condition and results of operations.

We face risks associated with international sales and operations that could impair our ability to grow our revenues abroad.

International activities involve risks that we do not have to address in the domestic market, such as difficulties in managing foreign operations, different regulatory requirements and different technology standards. We currently do not have significant foreign operations or sales capabilities. Any future international sales will be subject to, among other things, currency exchange rate fluctuation risks. As a result, increases in the value of the United States dollar relative to foreign currencies would cause our products to become less competitive in international markets and could result in limited, if any, sales and profitability. To the extent that we denominate sales in foreign currencies or incur significant operating expenses denominated in local currencies, we will be exposed to increased risks of currency exchange rate fluctuations.

We may experience difficulty in identifying, acquiring and integrating acquisition candidates.

We may acquire complementary businesses, technologies or product lines. We may not be able to identify and acquire suitable candidates on reasonable terms. We compete for acquisition candidates with other companies that have substantially greater financial, management and other resources than we do. If we do complete an acquisition, then we may face numerous business risks. These risks include difficulties in assimilating the acquired operations, technologies, personnel and products, difficulties in managing geographically dispersed and international operations; difficulties in assimilating diverse financial reporting and management information systems; the diversion of management's attention from other business concerns; the potential disruption of our business; and the potential loss of key employees, customers, distributors or suppliers. We may finance acquisitions by issuing shares of our common stock, which could dilute our existing stockholders. We may also use cash or incur additional debt to pay for these acquisitions. In addition, we may be required to expend substantial funds to develop acquired technologies. We may also be required to amortize significant intangible assets in connection with future acquisitions, which could adversely affect our operating results.

Our intellectual property protection may be inadequate to protect our proprietary rights, and we may be subject to infringement claims that could subject us to significant liability and divert the time and attention of our management.

We regard our products and technology as proprietary. We attempt to protect them through a combination of patent protection, copyrights, trademarks, trade secret laws, contractual restrictions on disclosure and other methods. These methods may not be sufficient to protect our proprietary rights. We presently have 20 patents granted in the United States and over 50 United States and foreign patent applications pending. We cannot be certain that patents will be granted based on these or any other applications, or that, even if issued, the patents will adequately protect our technology. We also generally enter into confidentiality agreements with our employees, consultants and customers, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as do the laws of the United States, or to develop similar technology independently. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could harm our business.

We also license technologies from third parties, some of which we license without indemnification from the licensor for infringement of third party intellectual property rights. We are continuing to develop and acquire additional intellectual property. Although we have not been involved in any litigation relating to our intellectual property, including intellectual property that we license from third parties, we expect that participants in our markets will be increasingly subject to infringement claims. Third parties may try to claim our products infringe their intellectual property. Any claim, whether meritorious or not, could be time consuming, result in costly litigation and/or require us to enter into royalty or licensing agreements. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, any royalty or licensing agreements might not be available on terms acceptable to us or at all, in which case we would have to cease selling, incorporating or using the products that incorporate the challenged intellectual property and expend substantial amounts of resources to redesign our products. If we are forced to enter into unacceptable royalty or licensing agreements or to redesign our products, our business and prospects would suffer.

We are uncertain of our ability to obtain additional financing for our future capital needs.

We expect our current cash, cash equivalents and marketable securities will meet our normal working capital and capital expenditure needs for at least the next twelve months. We may need to raise additional funding at that time or earlier if we decide to undertake more rapid expansion, including acquisitions of complementary products or technologies, or if we increase our research and development or other efforts, or in connection with any strategic alternative. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may obtain additional financing by issuing shares of our common stock, which could dilute our existing stockholders, or through the incurrence of debt, which could affect our cash flows and flexibility with respect to future operations, financings and acquisitions. If we cannot raise needed funds on acceptable terms, or at all, we may not be able to develop or enhance our products or respond appropriately to competitive pressures, which would seriously harm our business.

The market price of our common stock may be materially adversely affected by market volatility.

The price at which our common stock trades is highly volatile and fluctuates substantially. Given the limited volume of our product sales and our limited number of customers, the announcement of any significant customer developments, awards or losses or of any significant partnerships or acquisitions by us or our competitors could have a material adverse effect on our stock price. In addition, the stock market in general has, and technology companies in particular have, from time to time experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Those companies, like us, that are involved in rapidly changing technology markets are particularly subject to this risk. Securities class action lawsuits have been filed against us in the United States District Court for the Southern District of New York. The consolidated amended complaint generally alleges that our offering documents failed to disclose certain underwriting fees and commissions and underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the after-market. The plaintiffs are seeking unspecified damages. We believe that the claims in this case against us lack merit, and we have defended the litigation vigorously.

We can provide no assurance as to the outcome of this securities litigation. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

The market price of our common stock might decline due to future non-cash charges to earnings.

As of January 1, 2006, we account for employee stock-based compensation costs in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"). Our adoption of this SFAS 123R resulted in material non-cash charges to our earnings and we expect such non-cash charges to continue to have a material impact on future earnings. It may not be possible to calculate the future impact with respect to stock-based grants as the amount of these charges to earnings fluctuates with the price of our common stock and other factors. It is possible that some investors might consider this impact on operating results to be material, which could result in a decline in the price of our common stock.

Our estimates and judgments related to critical accounting policies could be inaccurate.

We consider accounting policies related to revenue recognition, inventory valuation, warranty liabilities, long-lived assets, restructuring and impairment charges and stock-based compensation to be critical in fully understanding and evaluating our financial results. Management makes certain significant accounting judgments and estimates related to these policies. Our business, operating results and financial condition could be materially and adversely impacted in future periods if our accounting judgments and estimates related to these critical accounting policies prove to be inadequate.

Any failure to maintain effective internal information systems or to implement effective internal controls over financial reporting could adversely impact our business.

We must continue to maintain our internal information systems in order to manage our business operations. We must also maintain internal controls over financial reporting in accordance with The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Our disclosure controls and procedures and internal controls over financial reporting may not prevent all errors and intentional misrepresentations. Any system of internal control can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include but are not limited to management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. There is no guarantee that existing controls will prevent or detect all material issues or that existing controls will be effective in future conditions, which could materially and adversely impact our financial results. Under Sarbanes-Oxley, we are required to evaluate and determine the effectiveness of our internal controls over financial reporting. Compliance with this legislation will require management's attention and resources and will cause us to continue to incur significant expense. Management's assessment of our internal controls over financial reporting may identify weaknesses that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Should we determine that we have material weaknesses in our internal controls over financial reporting, our results of operations or financial condition may be materially adversely affected or the price of our common stock may decline.

Our charter documents, Shareholder Rights Plan, and Delaware law could inhibit a takeover that some stockholders may consider favorable.

There are provisions of Delaware law and our charter, by-laws, and Shareholder Rights Plan that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to some of our stockholders by providing them the opportunity to sell their shares at a premium over the market price. If a change of control or change in management is delayed or prevented, the market price of our common stock could be affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is currently located in a leased facility in North Billerica, Massachusetts, consisting of approximately 81,000 square feet under a lease expiring in the second half of 2007.

We anticipate that we will lease a new facility in the same general vicinity as our current location, particularly to house employees associated with the Soapstone initiative, which will require us to relocate operations and incur relocation costs. The commercial real estate market in the Boston area is unpredictable in terms of available space, rental and occupancy rates and preferred locations.

ITEM 3. LEGAL PROCEEDINGS

In addition to claims in the normal course of business, twelve purported securities class action lawsuits were filed against Avici and one or more of Avici's underwriters in Avici's initial public offering, and certain officers and directors of Avici. The lawsuits alleged violations of the federal securities laws and were docketed in the U.S. District Court for the Southern District of New York (the "Court") as: Felzen, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3363; Lefkowitz, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3541; Lewis, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3698; Mandel, et. al v. Avici Systems Inc., et al., C.A. No. 01-CV-3713; Minai, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3870; Steinberg, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3983; Pelissier, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-4204; Esther, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-4352; Zhous, et al. v. Avici Systems Inc. et al., C.A. No. 01-CV-4494; Mammen, et al. v. Avici Systems Inc., et. al., C.A. No. 01-CV-5722; Lin, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-5674; and Shives, et al. v. Banc of America Securities, et al., C.A. No. 01-CV-4956. On April 19, 2002, a consolidated amended class action complaint (the "Complaint"), which superseded these twelve purported securities class action lawsuits, was filed in the Court. The Complaint is captioned "In re Avici Systems, Inc. Initial Public Offering Securities Litigation" (21 MC 92, 01 Civ. 3363 (SAS)) and names as defendants Avici, certain of the underwriters of Avici's initial public offering, and certain of Avici's officers and directors. The Complaint, which seeks unspecified damages, alleges violations of the federal securities laws, including among other things, that the underwriters of Avici's initial public offering ("IPO") improperly required their customers to pay the underwriters excessive commissions and to agree to buy additional shares of Avici's stock in the aftermarket as conditions of receiving shares in Avici's IPO. The Complaint further claims that these supposed practices of the underwriters should have been disclosed in Avici's IPO prospectus and registration statement. In addition to the Complaint against Avici, various other plaintiffs have filed other substantially similar class action cases against approximately 300 other publicly traded companies and their IPO underwriters in New York City, which along with the case against Avici have all been transferred to a single federal district judge for purposes of case management. Avici and its officers and directors believe that the claims against Avici lack merit, and have defended the litigation vigorously. In that regard, on July 15, 2002, Avici, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints against them on various legal grounds common to all or most of the issuer defendants.

On October 9, 2002, the Court dismissed without prejudice all claims against the individual current and former officers and directors who were named as defendants in our litigation, and they are no longer parties to the lawsuit. On February 19, 2003, the Court issued its ruling on the motions to dismiss filed by the issuer defendants and separate motions to dismiss filed by the underwriter defendants. In that ruling, the Court granted in part and denied in part those motions. As to the claims brought against Avici under the antifraud provisions of the securities laws, the Court dismissed all of these claims with prejudice, and refused to allow the plaintiffs an opportunity to re-plead these claims against Avici. As to the claims brought under the registration provisions of the securities laws, which do not require that intent to defraud be pleaded, the Court denied the motion to dismiss these claims as to Avici and as to substantially all of the other issuer defendants as well. The Court also denied the underwriter defendants' motion to dismiss in all respects.

In June 2003, Avici elected to participate in a proposed settlement agreement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in the dismissal, with prejudice, of all claims in the litigation against Avici and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims against the underwriter defendants, and the litigation as against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1 billion by insurers of the participating issuer defendants. If recoveries totaling $1 billion or more are obtained by the class members from the underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, Avici and any other participating issuer defendants will be required to assign to the class members certain claims that they may have against the underwriters of their IPOs.

The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers' directors and officers liability insurance policy proceeds as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer's insurance coverage were insufficient to pay that issuer's allocable share of the settlement costs. Avici expects that its insurance proceeds will be sufficient for these purposes and that it will not otherwise be required to contribute to the proposed settlement.

FINANCIALS

Consummation of the proposed settlement is conditioned upon obtaining approval by the Court. On September 1, 2005, the Court preliminarily approved the proposed settlement and directed that notice of the terms of the proposed settlement be provided to class members. Thereafter, the Court held a fairness hearing on April 24, 2006, at which objections to the proposed settlement were heard. After the fairness hearing, the Court took under advisement whether to grant final approval to the proposed settlement.

On December 5, 2006, the U.S. Court of Appeals for the Second Circuit issued a decision that six purported class action lawsuits containing allegations substantially similar to those asserted against the Company may not be certified as class actions due, in part, to the Appeals Court's determination that individual issues of reliance and knowledge would predominate over issues common to the proposed classes. On January 8, 2007, the plaintiffs filed a petition seeking rehearing en banc of this ruling. U.S. District Court has ordered that all proceedings in the consolidated cases brought against the Company and against the roughly 300 other issuers sued in substantially similar cases (including proceedings relating to the proposed settlement) will be stayed pending the ruling by the Court of Appeals on whether to entertain that petition for rehearing. As a result, in part, of that filing, the impact, if any, of the Court of Appeals' ruling on the viability of the proposed settlement cannot yet be determined.

If the proposed settlement described above is not consummated, Avici intends to continue to defend the litigation vigorously. Moreover, if the proposed settlement is not consummated, Avici believes that the underwriters may have an obligation to indemnify Avici for the legal fees and other costs of defending this suit and that Avici's directors' and officers' liability insurance policies would also cover the defense and potential exposure in the suit. While Avici can make no promises or guarantees as to the outcome of these proceedings, Avici believes that the final result of these actions will have no material effect on Avici's consolidated financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the quarter ended December 31, 2006, no matters were submitted to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock has been traded on the NASDAQ National Market under the symbol "AVCI" since July 28, 2000. The following table sets forth, for the periods indicated, the high and low sale prices as reported on the NASDAQ National Market.

	High	Low
Fiscal 2006		
First Quarter	$ 4.46	$3.40
Second Quarter	$ 9.07	$4.17
Third Quarter	$10.16	$5.04
Fourth Quarter	$ 8.86	$6.47
Fiscal 2005		
First Quarter	$ 9.30	$3.84
Second Quarter	$ 5.10	$3.65
Third Quarter	$ 4.98	$4.10
Fourth Quarter	$ 5.67	$3.85

As of March 9, 2007, there were approximately 395 stockholders of record.

Stock Performance Graph

The following graph shows the five-year cumulative total stockholder return on the Company's Common Stock during the period from December 31, 2001 through December 31, 2006, with the cumulative total return on the Nasdaq Stock Market (U.S.) Index and the Nasdaq Telecommunications Index. The comparison assumes $100 was invested on December 31, 2001 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN *
AMONG AVICI SYSTEMS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ TELECOMMUNICATIONS INDEX


200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
12/01
2/02
4/02
6/02
8/02
10/02
12/02
2/03
4/03
6/03
8/03
10/03
12/03
2/04
4/04
6/04
8/04
10/04
12/04
2/05
4/05
6/05
8/05
10/05
12/05
2/06
4/06
6/06
8/06
10/06
12/06
AVCI SYSTEMS INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ TELECOMMUNICATIONS

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

C. The Index level for all series was set to 100.00 on December 31, 2001.

Dividend Policy

We have never paid or declared any cash dividends on our common stock or other securities. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

Information concerning our equity compensation plans is set forth in our Definitive Proxy Statement with respect to our 2006 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year, under the heading of "Equity Compensation Plan Information," which is incorporated herein by reference.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this report. The statement of operations data for the years ended December 31, 2006, 2005 and 2004, and the balance sheet data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements, which are included elsewhere in this report. The statement of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements, which are not included in this report. The historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except share and per share data)				
Statement of Operations Data:					
Gross revenue:					
Product revenue	$ 76,371	$ 32,408	$ 21,150	$ 35,135	$ 29,388
Service revenue	6,392	4,794	5,450	4,281	3,756
Gross revenue	82,763	37,202	26,600	39,416	33,144
Common stock warrant discount—Product	(527)	(2,107)	(2,108)	(2,451)	(3,266)
Net revenue	82,236	35,095	24,492	36,965	29,878
Cost of revenue—Product (1)	26,328	11,148	9,814	11,606	15,133
Cost of revenue—Service	1,795	2,127	2,269	3,053	2,272
Gross margin	54,113	21,820	12,409	22,306	12,473
Operating expenses:					
Research and development (2)	30,594	36,164	32,647	47,151	58,351
Sales and marketing (2)	4,228	9,112	10,847	11,044	14,224
General and administrative (2)	5,790	4,740	5,763	6,250	8,020
Restructuring charges	7,617	—	—	—	925
Total operating expenses	48,229	50,016	49,257	64,445	81,520
Gain (Loss) from operations	5,884	(28,196)	(36,848)	(42,139)	(69,047)
Interest income	2,571	1,754	1,423	2,181	4,201
Interest expense	—	—	—	(30)	(161)
Other income, net *	—	1,788	—	2,957	227
Income (loss) before income taxes	8,455	(24,654)	(35,425)	(37,031)	(64,780)
Provision for income taxes	(170)	—	—	—	—
Net income (loss)	$ 8,285	$ (24,654)	$ (35,425)	$ (37,031)	$ (64,780)
Net earnings (loss) per diluted share	$ 0.60	$ (1.91)	$ (2.81)	$ (3.02)	$ (5.20)
Weighted average diluted common shares	13,706,889	12,887,979	12,628,408	12,248,606	12,456,221

(1) Includes inventory and inventory related charges and (credits), as follows:

	2006	2005	2004	2003	2002
Inventory and inventory related charges associated with restructuring	$ 3,094	$ —	$ —	$ —	$ —
Credits from utilization of inventory previously written off in 2001	(215)	(323)	(773)	(1,910)	(2,468)

(2) Includes certain non-cash, stock-based compensation, as follows:

	2006	2005	2004	2003	2002
Research and development	$ 440	$ —	$ 222	$ 668	$ 2,507
Sales and marketing	151	—	42	181	762
General and administration	228	—	45	173	842
	$ 819	$ —	$ 309	$ 1,022	$ 4,111

	As of December 31,				
	2006	2005	2004	2003	2002
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 68,599	$ 50,219	$ 69,026	$ 95,930	$ 125,089
Working capital	52,743	38,435	50,116	56,821	64,725
Total assets	84,690	77,670	94,413	116,046	158,154
Long-term obligations, less current portion	—	—	—	—	46
Total stockholders' equity	66,184	52,190	76,270	100,227	134,897

* Relates to assignment of a claim in bankruptcy in 2005, customer credits that expired unused in 2003 and a gain from an insurance settlement in 2002.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the accompanying consolidated financial statements and related notes included elsewhere in this Form 10-K. This report contains forward-looking statements, which involve risks and uncertainties. We make such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements should be considered in light of the factors described above in Item 1A under "Risk Factors." Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements. Forward-looking statements include statements regarding the future or Avici's expectations, beliefs, intentions or strategies regarding the future and may be identified by the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" and similar expressions.

Overview

Avici Systems provides high-speed data networking equipment that enables networking service providers to transmit high volumes of information across their networks.

The Avici Terabit Switch Router (TSR™), which was introduced in 1999, is purpose-built for the stresses of carrier core routing in large IP networks, and has been deployed at AT&T Corp. (AT&T) since 1999. During 2001, we introduced the Avici Stackable Switch Router (SSR™), a rack-mountable scalable router for service providers with smaller core networks. During the fourth quarter of 2002, we introduced the Avici Quarter-rack Scalable Router (QSR™), which provides customers with one of the smallest footprint, highest density routers commercially available.

On February 16, 2006, Avici announced a plan to restructure its business and realign its cost structure to execute a focused strategy aimed at driving Avici toward profitability and positive cash flow. The restructuring plan included a workforce reduction and employee retention plan, charges related to excess inventory and inventory related costs, asset impairment and other costs. Through March 31, 2007, the Company expects to record total restructuring charges of approximately $10.8 million, of which $8.2 million is cash based. In 2006 Avici recorded $10.7 million of these charges, and expects to record the remaining $0.1 million, all of which are workforce related and cash based in the first quarter of 2007. In connection with this announcement in February 2006, Avici also indicated that, in consultation with its investment bankers, it would evaluate strategic alternatives that may include a further restructuring of the business.

In February 2007 we announced our decision to launch a new product initiative ("Soapstone") that leverages our deep knowledge of carrier-world transport elements and our leadership role in industry forums. The product initiative is designed to enable carriers to bring orderly, predictable, business-driven behavior to their networks, regardless of vendor or technology composition.

Since our inception, we have incurred significant losses. As of December 31, 2006, we had an accumulated deficit of $417.4 million. Although we recorded our first net income in 2006 and strive to continue such profitability, there is no certainty that profitability will continue.

Revenues

We expect that substantially all of our revenue in the next twelve months will continue to depend on product sales and service revenue from our current customers, primarily AT&T. Under existing procurement agreements, our customers are not committed to purchase any minimum quantities of products from us. In September 2004, we amended our original procurement agreement with AT&T to extend through December 31, 2009. The agreement describes the conditions under which AT&T may purchase equipment and services from us and provides AT&T with the ability, but not the obligation to purchase equipment and services from us. The agreement has no minimum purchase commitment. We do not anticipate recording any material revenue in the next twelve months associated with Soapstone.

Prior to our restructuring, we sought to increase our worldwide presence through indirect sales channels established through agreements with system integrators and distribution partners. In April 2003, we entered into a strategic relationship with Huawei. The agreement had no minimum purchase commitment and expired in April 2005. In January 2004, we entered into a worldwide three-year strategic agreement with Nortel Networks ("Nortel") to market, sell and support Avici's carrier-class core routers as part of its converged network solutions based on Internet Protocol (IP) technology. The agreement has no minimum purchase commitment and expired in January 2007. The relationships with Nortel and Huawei did not produce the results we anticipated when entering into these relationships. Our current strategy does not include the development of and investment in distribution channels in the core router business.

Common Stock Warrant Discount—Product

In January 2004, in connection with a three-year strategic OEM agreement with Nortel, Avici issued a warrant to purchase 800,000 shares of Avici common stock at an exercise price of $8.03 per share. The agreement provides Nortel with the ability, but not the obligation, to purchase equipment and services from Avici for its own use or for resale. The warrant is nonforfeitable and has a term of approximately seven years from the date of issuance and is exercisable after seven years. The right to exercise the warrant may be accelerated if Nortel achieves certain performance milestones or at the discretion of Avici, upon a change in control. The fair value of the warrant was calculated to be approximately $6.3 million using the Black-Scholes valuation model, and was being recorded as a reduction of revenue on a straight-line basis over three years. The unamortized balance was deemed impaired and was fully written off in the first quarter of 2006, as further described below under Restructuring and Impairment Charges. The unamortized balance of $2.1 million at December 31, 2005 is recorded as a Contract Distribution Right in the accompanying balance sheet.

Cost of Revenue

Cost of Revenue—Product includes material cost, provision for warranty, rework, depreciation, provision for excess and obsolete inventory and, in first and third quarters of 2006, charges of $1.4 million and $1.7 million, respectively, directly associated with Avici's restructuring. We outsource our manufacturing operations to contract manufacturers that assemble and test our products in accordance with our specifications. Accordingly, a significant portion of our product cost is material cost paid to these entities. Avici's cost of revenue also includes overhead costs, primarily for material procurement associated with our manufacturing. Warranty costs and inventory provisions are expensed as cost of revenue-product.

Cost of Revenue—Service includes costs associated with providing customer support and maintenance services.

Research and Development

Research and development expenses consist primarily of salaries and related employee costs, depreciation expense on laboratory equipment and project costs, namely, prototype equipment, materials costs and third-party costs and fees related to the development and prototyping of our proprietary technology. Project costs may vary from period to period depending upon the timing and extent of applicable initiatives. In the future, we expect research and development expenses to decline, resulting from the full-year benefit from the restructuring and re-alignment of Avici's cost structure, partially offset by additional development related to Soapstone.

Sales and Marketing

Sales and marketing expenses have consisted primarily of salaries and related employee costs, sales commissions, travel, public relations, training and other costs associated with marketing material and tradeshows. In the future, we expect sales and marketing expenses to decline, resulting from the full-year benefit from the restructuring and re-alignment of Avici's cost structure, partially offset by additional expenses related to Soapstone.

General and Administrative

General and administrative expenses consist primarily of salaries and related costs for executive, finance, legal, facilities, human resources and information technology personnel as well as professional and compliance related fees. In the future, we expect general and administrative expenses to decline, resulting from the full-year benefit from the restructuring and re-alignment of Avici's cost structure.

Restructuring and Impairment Charges

On February 16, 2006, Avici announced a plan to restructure its business and realign its cost structure to execute a focused strategy aimed at driving Avici toward profitability and positive cash flow. The restructuring plan included a workforce reduction and employee retention plan ("workforce restructuring"), charges related to excess inventory and inventory related costs, asset impairment and other costs.

The Company expects to record total restructuring charges of approximately $10.8 million, of which $8.2 million is cash based. In 2006 Avici recorded $10.7 million of these charges.

Workforce restructuring

The restructuring plan resulted in the reduction of approximately 45% of the employee base of full-time and contract employees across all business functions and geographic regions. Avici expects to record $5.5 million of employee related charges, all of which are cash based. In 2006, Avici recorded $5.4 million of these charges. Avici expects to pay approximately $1.6 million in the first quarter of 2007.

Inventory and inventory related costs

Due to Avici's strategic decision to focus on a select customer base, certain inventories and related purchase commitments were determined to be in excess of foreseeable usage. In the first quarter of 2006 Avici recorded a $1.4 million charge to cost of revenue—product to write-down the value of such excess inventory ($1.1 million) and accrue the cost of the non-cancelable inventory purchase commitments ($0.3 million).

In connection with its restructuring, Avici also evaluated certain of its customer relationships and the outcome of this evaluation resulted in Avici agreeing to terminate one of its customer contracts. Avici has not recorded any revenue under this customer contract since all revenue recognition criteria were not met. Under the terms of the termination agreement, the customer will return Avici's product after a transition period during which Avici will provide product support estimated to cost $0.3 million. In addition, Avici unwound the financial arrangements, reversing remaining accounts receivable and deferred revenue balances and committing to pay $1.4 million. Avici paid $0.7 million in 2006 and will pay the balance upon return of the inventory, scheduled for the third quarter of 2007. Avici has assessed the inventory expected to be received from this customer for recoverability and has adjusted the carrying value accordingly. In 2006 Avici recorded a net charge of $1.7 million in cost of revenue—product as a result of the adjustments relating to this termination agreement. Avici amended the termination agreement in January 2007 and provided incentives to this customer to return the inventory earlier than originally scheduled. Upon such earlier return an additional payment will be made. Avici will record such costs, when it becomes probable an additional loss will be incurred.

Asset impairment

In January 2004, in connection with a three-year strategic OEM agreement with Nortel, Avici issued a warrant to purchase 800,000 shares of Avici common stock as further described in Common Stock Warrant Discount—Product above. The fair value of the warrant was capitalized as contract distribution rights and was being amortized as a reduction of revenue on a straight-line basis over three years. As a result of Avici's implementation of a revised customer strategy and public announcements by the channel partner of a strategic shift away from wire line data, Avici anticipated minimal future revenue under this agreement. As a result, Avici determined that the unamortized balance of such contract distribution rights ($1.6 million) was impaired and wrote off such balance in the first quarter of 2006.

Other costs

Avici also recorded in 2006, $0.7 million of other restructuring costs relating primarily to certain contract cancellations, legal and administrative expenses.

The restructuring charges recorded in 2006 and the reserve activity are summarized as follows:

	Total Restructuring Charge	Non-cash Charges	Payments	Accrual Balance at December 31, 2006
Workforce restructuring related	$ 5,371	$ —	$3,883	$1,488
Asset impairment	1,580	1,580	—	—
Other costs	666	—	666	—
Restructuring and impairment charges	7,617	1,580	4,549	1,488
Inventory and inventory related costs recorded in cost of revenue—product	3,094	1,065	1,104	925
Total	$10,711	$2,645	$5,653	$2,413

Stock-based Compensation

Through December 31, 2001, Avici had recorded cumulative non-cash deferred compensation, relating to pre-IPO stock option grants, as an element of stockholders' equity, representing the aggregate difference between the deemed fair value of Avici's common stock and the exercise price of stock options and restricted stock granted and the selling price of stock sold. The deferred compensation was recognized as an expense over the vesting period of the stock options and restricted stock and was fully expensed by the third quarter of 2004. During the year ended December 31, 2004, Avici recorded approximately $0.3 million of non-cash compensation expense associated with these grants.

In 2004, 2005 and 2006, Avici granted 120,000, 172,000 and 92,500 shares, respectively, of performance-based restricted stock to certain key employees of the Company. The shares vest no later than five years from the grant date. Vesting may be accelerated upon the achievement of certain pre-defined performance milestones. The value of the shares at the dates of grant was $1.3 million, $0.8 million and $0.6 million for 2004, 2005 and 2006, respectively, and is being charged to sales and marketing, general and administrative and research and development expenses on a straight-line basis over the shorter of the expected performance period or the five year vesting period. The performance criteria for the 2004 grants were met in 2006 and accordingly all unamortized expenses associated with such grant were expensed.

Effective January 1, 2006, Avici adopted the provisions of Statement of Financial Accounting Standards No. 123R, ("SFAS 123R") "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. The adoption of SFAS 123R resulted in a non-cash expense of $0.8 million in the year ended December 31, 2006.

Critical Accounting Policies

Avici considers the following accounting policies related to revenue recognition, inventory valuation, warranty liabilities, long-lived assets, restructuring and impairment charges and stock-based compensation to be critical accounting policies due to the estimation processes and judgments involved in each. Avici bases its estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Consistent with Statement of Position No. 97-2, Avici recognizes revenue from product sales upon shipment or delivery to customers, including resellers, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed or determinable and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, Avici recognizes revenue when those uncertainties are resolved. For arrangements that include the delivery of multiple elements, revenue is allocated to the various elements based on vendor-specific objective evidence of fair value (VSOE). Avici uses the residual method when VSOE does not exist for one of the delivered elements in an arrangement. We also generate revenue from support and maintenance as well as installation and service. We defer revenue from support and maintenance contracts and recognize it ratably over the period of the related agreements. We recognize revenue from installation and other services as the work is performed. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. In the event the Company is unable to meet one or all of the above criteria on a timely basis, revenue recognized for any reporting period could be adversely affected.

Inventory Valuation

We value our inventory at the lower of the actual cost to purchase or the current estimated market value. We regularly review inventory quantities on hand and at customer sites and inventory commitments with suppliers and record a provision for potentially excess and obsolete inventory based primarily on our estimated forecast of product demand for up to the next twelve months. When we place end-of-life orders we review the recovery of such components against the expected future revenue over several years. Demand for our products can fluctuate suddenly and significantly due to changes in economic and business conditions. A significant increase in demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand or change in strategy could result in an increase in the amount of excess inventory on hand and at suppliers. In addition, our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory on hand and at suppliers. Therefore, although we endeavor to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could result in additional reserves in future periods for the existing inventories and hence could have a significant impact on the value of our inventory and our reported operating results.

Warranty Liabilities

Our warranties require us to repair or replace defective products returned to us during the warranty period at no cost to the customer. We record an estimate for warranty related costs at the time of sale based on our actual historical return rates and repair costs. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee we will continue to experience the same warranty return rates or repair costs that we have in the past. A significant increase in product return rates, or a significant increase in the costs to repair our products, could have a material adverse impact on future operating results for the period or periods in which such returns or additional costs materialize and thereafter.

Long-lived Assets

We review property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over the remaining economic life. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. We have recognized no material impairment adjustments related to our property, plant, and equipment. In the first quarter of 2006 we recorded a $1.6 million impairment charge against contract distribution rights in conjunction with restructuring actions. Deterioration in our business in the future could lead to additional impairment adjustments in future periods. Evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in impairment charges, which could have a material adverse impact on our results of operations.

Restructuring and Impairment Charges

During the first quarter of fiscal 2006, Avici restructured its business and realigned its cost structure and expects to record total restructuring charges of approximately $10.8 million, of which $10.7 million was recorded in 2006. The restructuring charges included a workforce reduction, charges related to excess inventory and inventory related costs, asset impairment and other costs. These restructuring activities required us to make numerous assumptions and estimates, including future employee retention rate, future revenue levels, product and customer mix, ability to sell used equipment, lab deployment needs and recoverability of intangible assets. The estimates and assumptions relating to the restructuring activities are continually monitored and evaluated, and if these estimates and assumptions change, we may be required to record additional charges or credits against the reserves previously recorded for these restructuring activities.

Stock-Based Compensation Expense

As of January 1, 2006, we account for employee stock-based compensation costs in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"). We utilize the Black-Scholes option pricing model to estimate the fair value of employee stock based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Further, as required under SFAS 123R, we now estimate forfeitures for options granted, which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation.

Results of Operations

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

Revenue

Total gross revenue increased $45.6 million to $82.8 million in 2006 from $37.2 million in 2005. Gross product revenue increased $44.0 million to $76.4 million in 2006 from $32.4 million in 2005. Net product revenue, after warrant amortization of $0.5 million, increased $45.5 million to $75.8 million in 2006 from $30.3 million in 2005. The increase in gross and net product revenue in 2006 was primarily due to a significant increase in the volume of product ordered from AT&T as compared to 2005.

We cannot predict future revenue volumes, however we do not believe that the revenue volumes experienced during 2006 will be sustainable and we are planning the business at reduced revenue volumes.

Service revenue increased $1.6 million to $6.4 million in 2006 from $4.8 million in 2005. The increase in service revenue was primarily due to a larger installed base of products.

One customer, namely AT&T accounted for 94% of the gross revenue in 2006 and 2005. We anticipate future core router product revenue to continue to be highly concentrated from this one customer.

Cost of Revenue

Total cost of revenue increased $14.8 million to $28.1 million in 2006 from $13.3 million in 2005. Excluding the impact of inventory and inventory related charges of $3.1 million associated with restructuring expenses in 2006, product cost of revenue was 31% and 37% of gross product revenue in 2006 and 2005, respectively. The lower product cost of revenue as a percentage of gross product revenue, excluding the impact of inventory and inventory related charges associated with restructuring expenses, in the 2006 as compared to the 2005 was primarily due to spreading certain fixed costs over a significantly higher product volume in 2006, favorable product mix, and higher direct sales.

We expect future product costs as a percent of gross revenue will continue to be affected by changes in the mix of products sold, discounts and related pricing, changes in material costs, excess inventory and obsolescence charges and credits, warranty liability, changes in volume and pricing competition.

Service cost of revenue was 28% and 44% of service revenue in 2006 and 2005, respectively. The lower percentage in 2006 was due to lower depreciation and labor costs and higher revenue in 2006.

Research and Development

Research and development expenses decreased $5.6 million to $30.6 million in 2006 from $36.2 million in 2005. The decrease in 2006 as compared to 2005 was primarily due to a decrease in labor and labor related expenses of $5.1 million due to the workforce reductions associated with the restructuring.

Sales and Marketing

Sales and marketing expenses decreased $4.9 million to $4.2 million in 2006 from $9.1 million in 2005. The decrease in 2006 was primarily due to lower labor and labor related expenses and lower travel expenses as a result of the significant workforce reductions associated with the restructuring plan.

General and Administrative

General and administrative expenses increased $1.1 million to $5.8 million in 2006 from $4.7 million in 2005. The increase in 2006 was due to higher labor and labor related expenses primarily due to stock-based compensation expense associated with stock grants and due to the adoption of SFAS 123R.

Interest Income

Interest income increased $0.8 million to $2.6 million in 2006 from $1.8 million in 2005. The increase in 2006 was primarily due to increased investment yields available in the market as well as a higher invested cash balance.

Other Income

Other income was $1.8 million in 2005. During the second quarter of 2005, the Company reached an agreement with an independent third party to assign to the third party a claim in bankruptcy held by the Company in consideration for $1.3 million which was received in the second quarter of 2005. Other income in 2005 also includes the reversal of approximately $0.5 million of credits previously established in connection with this claim.

Provision for Income Taxes

In 2006, Avici provided for federal and state income taxes of approximately $0.2 million after giving benefit to the utilization of net operating loss carryforwards. Avici has incurred net operating losses from inception through December 31, 2005, thus, no provision for federal or state income taxes were recorded for those periods. As of December 31, 2006, Avici had net operating loss carryforwards for federal and state income tax purposes of approximately $349.9 million and $155.7 million, respectively. Approximately $15.2 million of Avici's net operating loss carryforwards relate to deductions associated with Avici's stock option plans, which will be benefited through stockholders' equity if realized. The federal and state net operating loss carryforwards begin to expire in 2012 and 2007, respectively. As of December 31, 2006 Avici also has gross federal and state research tax credit carryforwards of approximately $11.8 million and $9.0 million respectively, which will begin to expire in 2012. The utilization of the net operating loss carryforwards may be subject to annual limitations as a result of changes in the ownership of the Company.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Revenue

Total gross revenue increased $10.6 million to $37.2 million in 2005 from $26.6 million in 2004. Gross product revenue increased $11.2 million to $32.4 million in 2005 from $21.2 million in 2004. The increase in gross product revenue was primarily due to an increase in our product volume and also due to a change in our customer mix since 2004 included a higher proportion of sales through channel partners at discounts higher than in direct sales. Net product revenue, after warrant amortization of $2.1 million, increased $11.3 million to $30.3 million in 2005 from $19.0 million in 2004. Service revenue decreased $0.7 million to $4.8 million in 2005 from $5.5 million in 2004. The decrease in service revenue was primarily due to lower pricing partially offset by higher installed base of products.

One customer, namely AT&T accounted for 94% of the gross revenue in 2005. In 2004, three customers, namely AT&T, Huawei and Nortel accounted for 60%, 27% and 12%, respectively, of gross revenue.

Cost of Revenue

Total cost of revenue increased $1.2 million to $13.3 million in 2005 from $12.1 million in 2004. Product cost of revenue was 37% and 52% of product net revenue in 2005 and 2004, respectively. Product cost of revenue is net of credits for the utilization of inventory previously reserved in 2001 resulting from a downturn in industry demand. Such credits were $0.3 million and $0.8 million in 2005 and 2004, respectively. The lower product cost of revenue as a percentage of product net revenue in 2005 as compared 2004 was primarily due to change in customer mix since 2004 included a higher proportion of sales through channel partners at discounts higher than in direct sales.

Service cost of revenue was 44% and 42% of service revenue in 2005 and 2004, respectively. The higher percentage in 2005 was primarily due to lower service pricing partially offset by lower depreciation costs in 2005.

Research and Development

Research and development expenses increased $3.6 million to $36.2 million in 2005 from $32.6 million in 2004. The increase in 2005 from 2004 was primarily due to an increase in labor and labor related expenses of $5.5 million. Such increase was due to deployment of additional resources primarily on a contract basis to support product innovation for existing and future products, and realignment of the Company's compensation program including management incentive costs as performance targets for the first six months in 2005 were achieved. The increase in 2005 was partially offset by lower depreciation and project related expenses of $2.0 million and $0.4 million, respectively.

Sales and Marketing

Sales and marketing expenses decreased $1.7 million to $9.1 million in 2005 from $10.8 million in 2004. The decrease in 2005 was primarily due to lower spending on marketing programs and travel related expenses. Also contributing to the decrease was higher sales incentive costs and recruiting costs in 2004.

General and Administrative

General and administrative expenses decreased $1.1 million to $4.7 million in 2005 from $5.8 million in 2004. The decrease in 2005 was primarily due to lower costs associated with labor, depreciation and insurance.

Stock-Based Compensation

Stock-based compensation, associated with pre-IPO stock option grants, was $0.3 million in 2004. All costs related to such grants were fully amortized and expensed by the third quarter of 2004.

Interest Income

Interest income increased $0.4 million to $1.8 million in 2005 from $1.4 million in 2004. The increase in 2005 was primarily due to increased investment yields available in the market partially offset by lower invested cash balance.

Interest Expense

Interest expense was eliminated in 2004 due to the expiration of equipment-based capital leases.

Other Income

Other income was $1.8 million in 2005. During the second quarter of 2005, the Company reached an agreement with an independent third party to assign to the third party a claim in bankruptcy held by the Company in consideration for $1.3 million which was received in the second quarter of 2005. Other income also includes the reversal of approximately $0.5 million of credits previously established in connection with this claim.

Provision for Income Taxes

As Avici has incurred net operating losses since inception, no provision for federal or state income taxes has been recorded. As of December 31, 2005, Avici had net operating loss carryforwards for federal and state income tax purposes of approximately $360.1 million and $222.6 million, respectively. Approximately $18.5 million of Avici's net operating loss carryforwards relate to deductions associated with Avici's stock option plans, which will be benefited through stockholders' equity if realized. The federal and state net operating loss carryforwards begin to expire in 2012 and 2006, respectively. As of December 31, 2005 Avici also has gross federal and state research tax credit carryforwards of approximately $11.0 million and $8.3 million respectively, which will begin to expire in 2012. The utilization of the net operating loss carryforwards may be subject to annual limitations as a result of changes in the ownership of the Company.

Liquidity and Capital Resources

Since our inception, we have financed our operations through private sales of equity securities, an initial public offering in July 2000, and, to a lesser extent, from the exercise of stock options by employees. From inception through December 31, 2006, we raised approximately $422.2 million from these equity offerings. In 2006, we gained $17.7 million in cash from operating activities, compared to $11.3 million used in 2005 and $24.2 million used in 2004. The significant change in our cash from operating activities in 2006 as compared to 2005 and 2004 was primarily a result of net income before non cash items such as depreciation, warrant amortization and stock compensation expenses. We expect that in the future, working capital requirements will fluctuate based on the timing of payments associated with remaining restructuring costs, the timing of customer orders, the related need to build inventory in anticipation of orders and actual shipment dates. In addition, we expect to selectively invest in infrastructure costs needed to support the scale of operations.

Purchases of property and equipment were $2.1 million in 2006, compared to $7.8 million in 2005, and $6.9 million in 2004. Purchases of property and equipment decreased in 2006 as compared to 2004 and 2003 primarily due to a focused spending level to match our expected development requirements under our restructured business. The timing and amount of future capital expenditures will depend primarily on our future growth. We expect that capital expenditures will be approximately $2.0 million to $3.0 million in 2007. We expect that capital expenditure requirements may increase if product sales increase, creating a need for increased levels of test and management information systems equipment.

At December 31, 2006, we had cash and cash equivalents of $39.7 million, current marketable securities of $20.4 million, and long-term marketable securities of $8.5 million, totaling $68.6 million. In addition, we had $1.0 million of restricted cash collateralized towards a letter of credit; this letter of credit expired and the cash became unrestricted in February of 2007 and the remaining $0.2 million of restricted cash is held as deposits for facility related obligations. We believe that our existing cash, cash equivalents and marketable securities will meet our normal operating and capital expenditure needs for the next twelve months. However, we could be required, or could elect, to raise additional funds during that period and we may need to raise additional capital in the future. We may also be required to enter into revised terms with key vendors, some of which could be less favorable to us. We may not be able to obtain additional capital on terms favorable to us or at all. The issuance of additional equity or equity-related securities would be dilutive to our stockholders. If we cannot raise funds on acceptable terms, or at all, we may not be able to develop or enhance our products or respond appropriately to competitive pressures, which would seriously limit our ability to increase our revenue and grow our business.

On February 16, 2006, Avici announced a plan to restructure its business which included a workforce reduction and employee retention plan, charges related to excess inventory and inventory related costs, asset impairment and other costs. Related to this restructuring initiative, Avici recorded $10.7 million in 2006 and expects to record the remaining $0.1 million in the first quarter of 2007. The cash based charge is $8.2 million, of which the remaining $2.5 million will be paid in 2007.

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations

At December 31, 2006, our contractual obligations, which consist entirely of contractual commitments for the restructuring plan, operating leases and inventory purchase commitments, were as follows (in thousands):

Fiscal Year	Restructuring Plan	Operating Leases	Inventory Purchase Commitment	Total
2007	$114	$774	$4,600	$5,488
Thereafter	—	—	—	—
Total future contractual commitments	$114	$774	$4,600	$5,488

Payments made under operating leases, which expires in the second half of 2007, will be treated as rent expense for the facilities. We outsource the manufacture and assembly of our products. During the normal course of business, in order to maintain competitive lead times for customers and adequate supply of components, we enter into agreements with certain suppliers to procure inventory based upon criteria defined by us.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Avici will adopt this pronouncement beginning in fiscal year 2007. The adoption of the provisions of SFAS No. 154 is not expected to have a material impact on Avici's financial position or results of operations.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements" ("FAS 157"). SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company has not yet determined the effect, if any, that the implementation of FAS 157 will have on the financial position or results of operations of the Company.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company's fiscal year ending December 31, 2007. We do not expect SAB 108 to have a material impact on the financial position or results of operations of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk related to changes in interest rates and, to a lesser extent, foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Sensitivity

We maintain an investment portfolio consisting mainly of investment grade money market funds, corporate obligations, federal agency obligations, state and municipal bonds including auction rate securities with a weighted-average maturity ranging from less than one year to over 10 years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2006, the fair market value of these investments would decline by an immaterial amount. Except for auction rate securities, we have the ability to hold our other fixed income investments until maturity. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio. The following table provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	Carrying Value at December 31, 2006 (in thousands)				
	Maturing in				Grand total
	2007	2008	2009-2016	After 2016	
Cash and Cash Equivalents	$39,679	$ —	$—	$ —	$39,679
Weighted Average Interest Rate	5.13%	—	—	—	5.13%
Marketable Securities	$15,816	$8,504	$—	$4,600	$28,920
Weighted Average Interest Rate	5.12%	5.31%	—	5.32%	5.21%
Total Portfolio	$55,495	$8,504	$—	$4,600	$68,599
Weighted Average Interest Rate	5.13%	5.31%	—	5.32%	5.16%

FINANCIALS

Exchange Rate Sensitivity

We operate primarily in the United States, and all sales to date have been made in U.S. dollars. Accordingly, there has not been any material exposure to foreign currency rate fluctuations. If we expand our presence in international markets and consummate sales denominated in foreign currencies, our exposure to foreign currency rate fluctuations could be material in the future.

Avici has no off-balance sheet concentrations such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AVICI SYSTEMS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIALS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Avici Systems Inc.

We have audited the accompanying consolidated balance sheets of Avici Systems Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avici Systems Inc. as of December 31, 2006 and 2005, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the effectiveness of Avici Systems Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 12, 2007

AVICI SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(in thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39,679	$ 2,973
Marketable securities	20,416	45,147
Trade accounts receivable, net of allowance of $145	3,583	6,122
Inventories	5,438	8,172
Prepaid expenses and other current assets	890	1,501
Restricted cash	1,243	—
Total current assets	71,249	63,915
Property and equipment, at cost:		
Computer equipment	39,545	38,696
Laboratory and test equipment	54,617	53,570
Leasehold improvements	4,374	4,343
Furniture and fixtures	1,063	1,063
	99,599	97,672
Less—Accumulated depreciation and amortization	94,662	88,366
Net property and equipment	4,937	9,306
Other assets:		
Long-term marketable securities	8,504	2,099
Contract distribution rights	—	2,107
Restricted cash	—	243
Total other assets	8,504	4,449
	$ 84,690	$ 77,670
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,772	$ 7,340
Accrued payroll and payroll-related costs	2,497	2,514
Accrued restructuring expenses	2,413	—
Accrued other	1,232	1,656
Deferred revenue	9,592	13,970
Total current liabilities	18,506	25,480
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $0.01 par value— Authorized 5,000,000 shares Issued and outstanding—none	—	—
Common stock, $0.0001 par value— Authorized—250,000,000 shares Issued—14,409,147 shares at December 31, 2006 and 13,668,781 shares at December 31, 2005	1	1
Additional paid-in capital	479,629	474,976
Common stock warrants	6,321	6,321
Treasury stock, at cost—511,489 shares at December 31, 2006 and 492,150 shares at December 31, 2005	(2,355)	(2,200)
Deferred compensation	—	(1,211)
Accumulated deficit	(417,412)	(425,697)
Total stockholders' equity	66,184	52,190
	$ 84,690	$ 77,670

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIALS

AVICI SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2006	2005	2004
	(in thousands, except share and per share amounts)		
Revenue:			
Product	$ 76,371	$ 32,408	$ 21,150
Service	6,392	4,794	5,450
Total gross revenue	82,763	37,202	26,600
Common stock warrant discount—product	(527)	(2,107)	(2,108)
Net revenue	82,236	35,095	24,492
Cost of revenue—product (1)	26,328	11,148	9,814
Cost of revenue—service	1,795	2,127	2,269
Total cost of revenue	28,123	13,275	12,083
Gross margin	54,113	21,820	12,409
Operating expenses:			
Research and development (2)	30,594	36,164	32,647
Sales and marketing (2)	4,228	9,112	10,847
General and administrative (2)	5,790	4,740	5,763
Restructuring	7,617	—	—
Total operating expenses	48,229	50,016	49,257
Income (loss) from operations	5,884	(28,196)	(36,848)
Interest income	2,571	1,754	1,423
Other income	—	1,788	—
Income (loss) before income taxes	8,455	(24,654)	(35,425)
Provision for income taxes	(170)	—	—
Net income (loss)	$ 8,285	$ (24,654)	$ (35,425)
Net income (loss) per share:			
Basic	$ 0.62	$ (1.91)	$ (2.81)
Diluted	$ 0.60	$ (1.91)	$ (2.81)
Weighted average shares:			
Basic	13,309,017	12,887,979	12,628,408
Diluted	13,706,889	12,887,979	12,628,408

	2006	2005	2004
(1) Includes inventory charges and (credits), as follows:			
Inventory and inventory related charges associated with restructuring	$ 3,094	$ —	$ —
Credits from utilization of inventory previously written off in 2001	(215)	(323)	(773)
(2) Includes certain non-cash, stock-based compensation, as follows:			
Research and development	$ 440	$ —	$ 222
Sales and marketing	151	—	42
General and administrative	228	—	45
	$ 819	$ —	$ 309

The accompanying notes are an integral part of these consolidated financial statements.

FINANCIALS

AVICI SYSTEMS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					Treasury Stock				
	Number of Shares	$0.0001 Par Value	Additional Paid-in Capital	Common Stock Warrants	Subscriptions Receivable	Shares	Amount	Deferred Compensation and Other Consideration	Accumulated Deficit	Total Stockholders' Equity
	(in thousands)									
Balance, December 31, 2003	12,716	$1	$458,567	$ 12,200	$(2,500)	(482)	$(2,108)	$ (315)	$(365,618)	$100,227
Issuance of common stock warrants to a customer				6,321						6,321
Issuance of stock relating to Employee Stock Purchase Plan	57		222							222
Issuance of restricted stock to employees	155		1,805					(1,805)		—
Exercise of common stock options	566		3,895							3,895
Amortization of deferred compensation								930		930
Purchase of treasury stock, at cost						(8)	(79)			(79)
Forfeiture and retirement of restricted stock due to employee terminations	(55)		(2,876)		2,500			338		(38)
Compensation expense relating to stock option modification			217							217
Net loss									(35,425)	(35,425)
Balance, December 31, 2004	13,439	$1	$461,830	$ 18,521	$ —	(490)	$(2,187)	$ (852)	$(401,043)	$ 76,270
Issuance of stock relating to Employee Stock Purchase Plan	47		172							172
Issuance of restricted stock to employees	172		795					(795)		—
Exercise of common stock options	40		158							158
Amortization of deferred compensation								306		306
Purchase of treasury stock, at cost						(2)	(13)			(13)
Forfeiture and retirement of restricted stock due to employee terminations	(29)		(179)					130		(49)
Expiration of common stock warrants			12,200	(12,200)						—
Net loss									(24,654)	(24,654)
Balance, December 31, 2005	13,669	$1	$474,976	$ 6,321	$ —	(492)	$(2,200)	$(1,211)	$(425,697)	$ 52,190
Issuance of stock relating to Employee Stock Purchase Plan	32		117							117
Issuance of restricted stock to employees	92									—
Stock-based compensation			1,907							1,907
Exercise of common stock options	708		3,819							3,819
Modification of stock options			135							135
Purchase of treasury stock at cost						(19)	(155)			(155)
Forfeiture of restricted stock due to employee terminations	(92)		(114)							(114)
Reversal of deferred compensation upon adoption of SFAS 123(R)			(1,211)					1,211		—
Net income									8,285	8,285
Balance, December 31, 2006	14,409	$1	$479,629	$ 6,321	$ —	(511)	$(2,355)	$ —	$(417,412)	$ 66,184

The accompanying notes are an integral part of these consolidated financial statements.

AVICI SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2006	2005	2004
		(in thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 8,285	$(24,654)	$(35,425)
Adjustments to reconcile net income (loss) to net cash from operating activities—			
Non-cash restructuring expenses	1,580	—	—
Depreciation and amortization	6,323	6,729	9,310
Stock-based compensation	1,900	281	1,109
Amortization of common stock warrant discount—product	527	2,107	2,108
Changes in current assets and liabilities—			
Trade accounts receivable	2,539	(1,879)	2,377
Inventories	2,867	(1,136)	(5,814)
Prepaid expenses and other current assets	611	(36)	(265)
Accounts payable	(4,568)	313	1,488
Accrued payroll and payroll related	(17)	615	(1,970)
Accrued restructuring costs	2,413	—	(412)
Accrued other	(396)	(238)	(1,395)
Deferred revenue	(4,378)	6,623	4,658
Net cash provided by (used in) operating activities	17,686	(11,275)	(24,231)
Cash flows from investing activities:			
Proceeds from the sale and maturity of marketable securities	67,184	52,533	53,312
Purchases of marketable securities	(48,858)	(51,491)	(22,542)
Purchases of property and equipment	(2,087)	(7,849)	(6,854)
Proceeds from or (deposits of) restricted cash	(1,000)	—	189
Net cash provided by (used in) investing activities	15,239	(6,807)	24,105
Cash flows from financing activities:			
Payments on capital lease obligations	—	—	(46)
Repurchase of common stock	(155)	(13)	(79)
Proceeds from employee stock purchase plan	117	172	222
Proceeds from exercise of stock options	3,819	158	3,895
Net cash provided by financing activities	3,781	317	3,992
Net increase (decrease) in cash and cash equivalents	36,706	(17,765)	3,866
Cash and cash equivalents, beginning of year	2,973	20,738	16,872
Cash and cash equivalents, end of year	$ 39,679	$ 2,973	$ 20,738

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2006
(all tabular amounts in thousands except share and per share data)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Avici Systems Inc. and subsidiaries (Avici or the Company) was incorporated in the State of Delaware on November 12, 1996 and was organized to design and develop high-speed data networking equipment for the carrier market. Avici's Terabit Switch Router product (TSR), Stackable Switch Router (SSR) and Quarter-rack Switch Router (QSR) are designed to cost-effectively provide high-speed/high-volume capacity, carrier-class reliability and in-service scalability, or the ability to incrementally add capacity to the network without disrupting network performance.

Avici is subject to a number of risks and challenges similar to other companies in a similar stage of development. These risks include, but are not limited to, dependence on few customers, dependence on key individuals, dependence on contract manufacturers and key suppliers of integral components, the need to develop and market commercially usable products, the ability to obtain adequate financing to support growth and product development and competition from substitute products and larger companies with greater financial, technical, management and marketing resources.

Avici posted a net income of approximately $8.3 million for the year ended December 31,2006 and net losses of approximately $24.7 million, and $35.4 million, for the years ended December 31, 2005 and 2004, respectively. At December 31, 2006, Avici had an accumulated deficit of approximately $417.4 million and has funded those losses primarily through the sale of redeemable convertible preferred stock, the proceeds from the sale of its common stock and certain capital leases. Avici is dependent on one major customer and the proceeds of these financings to meet its future working capital and research and development needs.

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in these notes to consolidated financial statements.

(a) Revenue Recognition

Avici records revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. Avici recognizes revenue from product sales upon shipment or delivery to customers, including resellers, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed or determinable and collectibility is deemed probable. If uncertainties regarding customer acceptance exist, Avici recognizes revenue when those uncertainties are resolved. For arrangements that include the delivery of multiple elements, revenue is allocated to the various elements based on vendor-specific objective evidence of fair value (VSOE). Avici uses the residual method when VSOE does not exist for one of the delivered elements in an arrangement. Revenue from support and maintenance contracts is recognized ratably over the period of the related agreements. Revenue from installation and other services is recognized as the work is performed. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

(b) Cash and Cash Equivalents and Marketable Securities

Avici follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Avici has classified its marketable securities, except auction rate certificates, which are available for sale, as held-to-maturity and recorded them at amortized cost, which approximates market value. Unrealized losses are primarily due to rising interest rates and are considered temporary in nature. Avici considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents include money markets, certificates of deposit and commercial paper.

(all tabular amounts in thousands except share and per share data)

As of December 31, 2006, cash, cash equivalents and marketable securities consisted of the following:

Securities	Remaining Maturities	Amortized Cost	Fair Market Value	Unrealized Gain (Loss)
Commercial Paper	Within 1 year	$ 6,651	$ 6,641	$ (10)
Corporate Bonds	Within 1 year	2,004	2,002	(2)
Corporate Bonds	1–2 years	3,507	3,495	(12)
U.S. Government Obligations	Within 1 year	7,161	7,150	(11)
U.S. Government Obligations	1–2 years	4,997	4,996	(1)
Auction Rate Municipal Bonds	Above 10 years	4,600	4,600	—
Total marketable securities		28,920	28,884	(36)
Cash and cash equivalents		39,679	39,679	—
Total cash, cash equivalents and marketable securities		$68,599	$68,563	$ (36)

As of December 31, 2005, cash, cash equivalents and marketable securities consisted of the following:

Securities	Remaining Maturities	Amortized Cost	Fair Market Value	Unrealized Gain (Loss)
U.S. Government Obligations	Within 1 year	$12,500	$12,414	$ (86)
Corporate Bonds	1–2 years	2,099	2,039	(60)
Corporate Bonds	Within 1 year	4,096	4,018	(78)
Auction Rate Municipal Bonds	2–10 Years	1,600	1,600	—
Auction Rate Municipal Bonds	Above 10 years	26,951	26,951	—
Total marketable securities		47,246	47,022	(224)
Cash and cash equivalents		2,973	2,973	—
Total cash, cash equivalents and marketable securities		$50,219	$49,995	$(224)

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, including certain allocations of costs, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

	December 31, 2006	December 31, 2005
Finished goods	$5,094	$7,962
Raw materials	344	210
	$5,438	$8,172

(all tabular amounts in thousands except share and per share data)

Inventories consist of finished goods and raw materials. Finished goods inventory includes product on hand or product at customer sites, as well as deferred costs associated with shipments for which revenue has been deferred. Raw materials include component parts and chips on hand. Avici regularly reviews inventory quantities on hand and inventory commitments with suppliers and records a provision for excess and obsolete inventory based primarily on the estimated forecast of product demand for up to the next twelve months. Purchase commitments accrued at December 31, 2006 and 2005 were $0.4 million and $0.7 million, respectively.

(e) Depreciation, Amortization and Impairment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Avici provides for depreciation and amortization on the straight-line basis and charges to operations amounts that allocate the cost of the assets over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life
Computer equipment	3 years
Laboratory and test equipment	2-3 years
Leasehold improvements	3 years
Furniture and fixtures	5 years

Accumulated amortization expense and amortization expense on equipment under capital leases is included in accumulated depreciation and depreciation expense, respectively. Depreciation and amortization expense was $6.3 million, $6.7 million, and $9.3 million for the years ended December 31, 2006, 2005, and 2004, respectively.

(f) Concentrations of Credit and Other Risks

SFAS No. 105, *Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, requires disclosure of any significant off-balance sheet and credit risk concentrations. Avici's principal credit risk relates to its cash, cash equivalents, marketable securities and accounts receivable. Avici invests its excess cash, cash equivalents and marketable securities primarily in deposits with commercial banks and high-quality corporate securities. One customer accounted for 100% of trade receivables at December 31, 2006. Two customers accounted for 100% of trade receivables at December 31, 2005. One customer accounted for 94% of gross revenue in 2006 and 2005. Three customers accounted for 99% of the gross revenue in 2004.

Avici has no off-balance sheet concentrations such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

Certain key components used in Avici's products are procured from single or limited source suppliers, and Avici relies on single or limited contract manufacturers for the assembly of its products. The failure of a supplier, including a contract manufacturer, to deliver on schedule could delay or interrupt Avici's delivery of products and thereby adversely affect Avici's revenues and operating results.

(g) Fair Value of Financial Instruments

Avici's financial instruments mainly consist of cash and cash equivalents and marketable securities. The carrying amounts of these instruments approximate their fair value based on their short-term maturity or quoted market prices.

(all tabular amounts in thousands except share and per share data)

(h) Research and Development and Software-Development Costs

The costs of the development of hardware products and enhancements to existing hardware products are expensed as incurred. Avici accounts for its software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.* Accordingly, the costs for the development of new software that are included in the hardware products and substantial enhancements to such existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. Avici determines technological feasibility has been established at the time at which a working model of the software has been completed. Because Avici believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

(i) Net Loss per Share and Pro Forma Net Loss per Share

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of employee stock options and restricted common stock. Basic and diluted net loss per share is the same for periods with net loss and all outstanding employee stock options and unvested restricted stock have been excluded, as they are considered antidilutive. All outstanding common stock warrants have been excluded for all periods presented as they are considered antidilutive.

Options to purchase a total of 2,847,293 shares and 2,694,701 shares have been excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 2005 and 2004, respectively. In addition, 239,500 shares and 99,604 shares of unvested restricted common stock have been excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 2005 and 2004, respectively. Warrants to purchase 800,000 shares of common stock have been excluded from the computation of diluted weighted average shares outstanding for the three years in the period ended December 31, 2006.

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires that employee equity share options, nonvested shares and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per common share. Diluted shares outstanding include the dilutive effect of in-the-money options, which is calculated, based on the average share price for each fiscal period using the treasury stock method.

(j) Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income," requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances involving non-owner sources. During all periods presented, Avici did not have any items of comprehensive income (loss) other than its reported net income/(loss).

(k) Stock-Based Compensation

Effective January 1, 2006, Avici adopted the provisions of Statement of Financial Accounting Standards No. 123R, ("SFAS 123R") "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is

(all tabular amounts in thousands except share and per share data)

measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees," and related interpretations. Avici also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". Avici elected to adopt the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior years presented have not been restated to reflect the fair value method of expensing share-based compensation.

Avici estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of Avici's stock over the option's expected term, the risk-free interest rate over the option's expected term, and Avici's expected annual dividend yield. Expected volatilities are based on historical volatilities of our common stock; the expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2006
Risk-free interest rate	4.86%
Expected dividend yield	—
Expected lives	3.64 years
Expected volatility	73%
Expected forfeiture	19.15%
Weighted average grant date fair value per share of options granted	$ 3.53

The fair value of grants made under the employee stock purchase plan in 2006 was calculated using the following assumptions: risk-free interest rate of 4.49%, expected lives of 0.5 years and expected volatility of 82.8%.

Avici did not recognize compensation expense under APB 25 for employee stock options in 2005 and 2004, since the exercise price of the Avici's employee stock option awards equaled the market price of the underlying stock on the dates of grant. The following table illustrates the effects on net loss and net loss per share for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee awards.

	2005	2004
Net loss, as reported	$(24,654)	$(35,425)
Deduct: Stock-based employee compensation expense included in reported net loss	281	1,109
Add: Stock-based employee compensation expense determined under fair value based method for all awards	(2,263)	(3,445)
Pro forma net loss	$(26,636)	$(37,761)
Basic and diluted net loss per share:		
As reported	$ (1.91)	$ (2.81)
Pro forma	(2.07)	(2.99)

FINANCIALS

(all tabular amounts in thousands except share and per share data)

The fair value of each option grant in 2005 and 2004 included in the above table was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Risk-free interest rate	3.50-4.43%	2.46-3.59%
Expected dividend yield	—	—
Expected lives	4.0 years	4.0 years
Expected volatility	80%	80%
Weighted average fair value per share of options granted	$ 2.82	$ 6.99

Through December 31, 2001, Avici had recorded cumulative non-cash deferred compensation, relating to pre-IPO stock option grants, as an element of stockholders' equity, representing the aggregate difference between the deemed fair value of Avici's common stock and the exercise price of stock options and restricted stock granted and the selling price of stock sold. The deferred compensation was recognized as an expense over the vesting period of the stock options and restricted stock and was fully expensed by the third quarter of 2004. During the year ended December 31, 2004, Avici recorded approximately $0.3 million of non-cash compensation expense associated with these grants.

(l) Disclosures about Segments of an Enterprise

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for reporting information regarding operating segments and establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding resource allocation and assessing performance. Avici has conducted its operations in one segment. For the year ended December 31, 2006, the geographic distribution of gross revenue was as follows: North America 95%, Europe 5%. For the year ended December 31, 2005, the geographic distribution of gross revenue was as follows: North America: 95%, Europe: 3%, Asia: 2%. For the year ended December 31, 2004, the geographic distribution of gross revenue was as follows: North America: 73%, Asia (predominantly China): 27%.

(m) Principles of Consolidation

The consolidated financial statements include the accounts of Avici Systems Inc. and all of its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

(n) Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Avici will adopt this pronouncement beginning in fiscal year 2007. The adoption of the provisions of SFAS No. 154 is not expected to have a material impact on Avici's financial position or results of operations.

(all tabular amounts in thousands except share and per share data)

In September 2006, the FASB issued FAS 157, "Fair Value Measurements" ("FAS 157"). SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company has not yet determined the effect, if any, that the implementation of FAS 157 will have on the financial position or results of operations of the Company.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company's fiscal year ending December 31, 2007. We do not expect SAB 108 to have a material impact on the financial position or results of operations of the Company.

(2) STOCKHOLDERS' EQUITY

(a) Share Repurchase Program

During the third quarter of 2002, the Board of Directors authorized a share repurchase program, in effect for a one year period, to acquire up to 1.5 million shares of Avici's common stock in the open market at times and prices considered appropriate by Avici. The share buyback program was initiated during the fourth quarter of 2002, and during the program Avici purchased 482,308 shares at an aggregate cost of approximately $2.1 million. The share repurchase program terminated during the third quarter of 2003.

(b) Common Stock Warrants

In January 2004, in connection with a three-year strategic OEM agreement with a channel partner, Avici issued a warrant to purchase 800,000 shares of Avici common stock at an exercise price of $8.03 per share. The agreement provides the channel partner with the ability, but not the obligation, to purchase equipment and services from Avici for its own use or for resale. The warrant is nonforfeitable and has a term of approximately seven years from the date of issuance and is exercisable after seven years. The right to exercise the warrant may be accelerated if certain performance milestones are achieved or at the discretion of Avici, upon a change in control. The fair value of the warrant was calculated to be approximately $6.3 million using the Black-Scholes valuation model, and was being recorded as a reduction of revenue on a straight-line basis over three years. The unamortized balance was deemed impaired and was fully written off in the first quarter of 2006, as further described in Note 3.

During 2000, Avici issued two warrants to purchase an aggregate of 237,500 shares of Avici's common stock at per-share exercise prices of $124.00 and $110.92. The fair value of the warrants was calculated to be $12.2 million using the Black-Scholes valuation model, and was accounted for as elements of expense and Stockholders' Equity. The warrants were fully amortized in the Consolidated Statements of Operations in accordance with the terms of the applicable agreements. The warrants, which were non-forfeitable and fully

(all tabular amounts in thousands except share and per share data)

exercisable, expired in 2005. Accordingly, the $12.2 million previously identified in Stockholders' Equity as "Common Stock Warrants" was reclassified to "Additional Paid-In-Capital" within Stockholders' Equity in 2005. The reclassification had no effect on the Avici's financial condition at December 31, 2005 or on its results of operations for the year then ended.

(c) Equity-Based Compensation Plans

Avici currently has two primary stock incentive plans: the 1997 Stock Incentive Plan (the "1997 Plan") and the 2000 Stock Option and Incentive Plan (the "2000 Plan"). A total of approximately 3.5 million shares of common stock have been reserved for issuance under these plans. The 2000 Plan is the only one of the two primary plans under which new awards are currently being issued. The maximum number of shares with respect to which awards may be granted to any employee under the 2000 Plan shall not exceed 500,000 shares of common stock during any calendar year. In addition, any shares not yet issued under the 1997 Plan on or before the date of Avici's initial public offering or shares subject to options outstanding on the date of Avici's initial public offering which are forfeited or terminated are available for issuance under the 2000 Plan.

The Plans provide for the grant of stock-based awards to Avici's employees, officers, directors, consultants and advisors. Under the Plans, Avici may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of Avici.

(d) 2000 Nonemployee Director Stock Option Plan

In May 2000, the Board of Directors approved the 2000 Nonemployee Director Stock Option Plan (the "Director Plan"). A total of 100,000 shares of common stock have been authorized for issuance under the Director Plan. On January 1 of each year, commencing with January 1, 2001, the aggregate number of shares available for grant under the plan will automatically increase by the number of shares necessary to cause the total number of shares then available for grant to be 100,000 shares.

The Director Plan is administered by the compensation committee. Under the Director Plan, each nonemployee director who becomes a member of the Board of Directors will be automatically granted on the date first elected to the Board of Directors an option to purchase 8,750 shares of common stock, which will vest in four equal installments over four years. In addition, provided that the director continues to serve as a member of the Board of Directors, each nonemployee director will be automatically granted on the date of each annual meeting of stockholders following his or her initial option grant date an option to purchase 3,750 shares of common stock, 1,250 shares of which will vest immediately and 2,500 shares of which will vest in four equal installments over four years. Avici granted a total of 50,000 options to its nonemployee directors at the time of Avici's initial public offering. Such options vested in four equal installments over four years.

As of December 31, 2006, 100,000 shares were available for future grant under the Director Plan.

(all tabular amounts in thousands except share and per share data)

(e) **Option Grants**

Option activity under all stock option plans is as follows:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding, December 31, 2003	3,301,912	0.40-128.00	9.79
Granted	538,700	6.41-22.10	11.49
Exercised	(561,358)	0.40-20.68	6.81
Forfeited—Cancelled	(584,553)	3.32-100.00	12.38
Outstanding, December 31, 2004	2,694,701	0.40-128.00	10.26
Granted	907,300	3.67-7.33	4.64
Exercised	(40,119)	0.40-6.03	3.51
Forfeited—Cancelled	(714,589)	3.49-75.50	9.56
Outstanding, December 31, 2005	2,847,293	$0.40-128.00	$ 8.65
Granted	642,000	5.32-9.50	6.50
Exercised	(708,166)	0.40-8.15	5.39
Forfeited—Cancelled	(874,690)	0.40-128.00	10.06
Outstanding, December 31, 2006	1,906,437	$2.76-100.00	$ 8.69
Exercisable, December 31, 2006	990,416		$10.94
Exercisable, December 31, 2005	1,614,641		$10.97
Exercisable, December 31, 2004	1,671,808		$11.84

The following table summarizes information relating to currently outstanding and exercisable stock options as of December 31, 2006:

	Options Outstanding			Exercisable	
Exercise Price	Number of Shares Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 2.76-4.60	189,884	6.9	$ 3.86	131,762	$ 3.73
4.62-5.50	451,674	8.3	4.63	202,247	4.62
5.50-5.89	500	6.8	5.89	395	5.89
6.09-6.52	433,250	9.4	6.10	11,564	6.23
6.52-7.56	214,460	6.4	7.42	166,124	7.54
7.68-9.50	253,638	6.2	8.26	185,763	7.83
9.60-13.32	183,971	7.1	10.78	115,742	10.80
13.32-32.00	136,622	3.6	18.62	134,381	18.59
32.00-60.00	25,188	3.7	52.47	25,188	52.47
60.00-100.00	17,250	3.7	90.41	17,250	90.41
$ 2.76-100.00	1,906,437	7.4	$ 8.69	990,416	$10.94

The aggregate intrinsic value of outstanding options as of December 31, 2006 was $2.9 million, of which $1.2 million were vested. The intrinsic value of options exercised in 2006 was $1.9 million.

(all tabular amounts in thousands except share and per share data)

As of December 31, 2006, total unrecognized compensation cost was approximately $1.8 million related to unvested stock-based compensation arrangements granted under the Company's stock plans and is expected to be recognized over a weighted-average period of less than one year.

(f) Restricted Stock Grants

In 2004, 2005 and 2006, Avici granted 120,000, 172,000 and 92,500 shares, respectively, of performance-based restricted stock to certain key employees of the Company. The shares vest no later than five years from the grant date. Vesting may be accelerated upon the achievement of certain pre-defined performance milestones. The value of the shares at the dates of grant was $1.3 million, $0.8 million and $0.6 million for 2004, 2005 and 2006, respectively, and is being charged to sales and marketing, general and administrative and research and development expenses on a straight-line basis over the shorter of the expected performance period or the five year vesting period. The performance criteria for the 2004 grants were met in 2006 and accordingly all unamortized expenses associated with such grant were expensed.

The following table summarizes Avici's nonvested restricted stock activity for the year ended December 31, 2006:

	Number of shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2005	239,500	$ 6.64
Granted	92,500	$ 6.56
Vested	(60,500)	$10.89
Forfeited	(92,000)	$ 5.76
Nonvested at December 31, 2006	179,500	$ 5.62

(g) 2000 Employee Stock Purchase Plan

A total of 187,500 shares of common stock have been reserved for issuance under the 2000 Employee Stock Purchase Plan. The plan contains consecutive, overlapping, 24-month offering periods. Each offering period includes four consecutive six-month purchase periods. Eligible employees may purchase common stock at a price equal to 85% of the lower of the fair market value of the common stock (i) at the beginning of the offering period or (ii) at the end of the purchase period, whichever is lower, with the option price at the beginning of the first offering period equal to 85% of the initial public offering price. Participation is limited to 10% of the employee's eligible compensation, not to exceed $25,000 per calendar year or amounts allowed by the Internal Revenue Code. On January 1 of each year, commencing with January 1, 2001, the aggregate number of shares of common stock available for purchase under the 2000 Employee Stock Purchase Plan will automatically increase by the number of shares necessary to cause the total number of shares then available for purchase to be 187,500 shares. During the years ended December 31, 2006, 2005 and 2004, Avici sold 31,700 shares, 46,396 shares and 56,708 shares, respectively, to employees under the 2000 Employee Stock Purchase Plan.

(h) Shareholder Rights Agreement

On December 5, 2001, the Board of Directors enacted a stockholder rights agreement and declared a dividend of one preferred share purchase right for each outstanding share of common stock outstanding at the close of business on December 17, 2001 to the stockholders of record on that date. Each stockholder of record as

(all tabular amounts in thousands except share and per share data)

of December 17, 2001 received a summary of the rights and any new stock certificates issued after the record date contain a legend describing the rights. Each preferred share purchase right entitles the registered holder to purchase from Avici one two-hundred fiftieth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $40.00 per one two-hundred fiftieth of a Preferred Share, subject to adjustment, upon the occurrence of certain triggering events, including the purchase of 15% or more of Avici's outstanding common stock by a third party. Until a triggering event occurs, the common stockholders have no right to purchase shares under the stockholder rights agreement. If the right to purchase the preferred stock is triggered, the common stockholders will have the ability to purchase sufficient stock to significantly dilute the 15% or greater holder.

(3) RESTRUCTURING AND IMPAIRMENT CHARGES

On February 16, 2006, Avici announced a plan to restructure its business and realign its cost structure to execute a focused strategy aimed at driving Avici toward profitability and positive cash flow. The restructuring plan included a workforce reduction and employee retention plan ("workforce restructuring"), charges related to excess inventory and inventory related costs, asset impairment and other costs.

The Company expects to record total restructuring charges of approximately $10.8 million, of which $8.2 million is cash based. In 2006 Avici recorded $10.7 million of these charges.

Workforce restructuring

The restructuring plan resulted in the reduction of approximately 45% of the employee base of full-time and contract employees across all business functions and geographic regions. Avici expects to record $5.5 million of employee related charges, all of which are cash based. In 2006 Avici recorded $5.4 million of these charges. Avici expects to pay approximately $1.6 million in the first quarter of 2007.

Inventory and inventory related costs

Due to Avici's strategic decision to focus on a select customer base, certain inventories and related purchase commitments were determined to be in excess of foreseeable usage. In the first quarter of 2006 Avici recorded a $1.4 million charge to cost of revenue—product to write-down the value of such excess inventory ($1.1 million) and accrue the cost of the non-cancelable inventory purchase commitments ($0.3 million).

In connection with its restructuring, Avici also evaluated certain of its customer relationships and the outcome of this evaluation resulted in Avici agreeing to terminate one of its customer contracts. Avici has not recorded any revenue under this customer contract since all revenue recognition criteria were not met. Under the terms of the termination agreement, the customer will return Avici's product after a transition period during which Avici will provide product support estimated to cost $0.3 million. In addition, Avici unwound the financial arrangements, reversing remaining accounts receivable and deferred revenue balances and committing to pay $1.4 million. Avici paid $0.7 million in 2006 and will pay the balance upon return of the inventory, scheduled for the third quarter of 2007. Avici has assessed the inventory expected to be received from this customer for recoverability and has adjusted the carrying value accordingly. In 2006 Avici recorded a net charge of $1.7 million in cost of revenue – product as a result of the adjustments relating to this termination agreement. Avici amended the termination agreement in January 2007 and provided incentives to this customer to return the inventory earlier than originally scheduled. Upon such earlier return an additional payment will be made. Avici will record such costs, when it becomes probable an additional loss will be incurred.

(all tabular amounts in thousands except share and per share data)

Asset impairment

In January 2004, in connection with a three-year strategic OEM agreement with Nortel, Avici issued a warrant to purchase 800,000 shares of Avici common stock as further described in Common Stock Warrant Discount—Product above. The fair value of the warrant was capitalized as contract distribution rights and was being amortized as a reduction of revenue on a straight-line basis over three years. As a result of Avici's implementation of a revised customer strategy and public announcements by the channel partner of a strategic shift away from wire line data, Avici anticipated minimal future revenue under this agreement. As a result, Avici determined that the unamortized balance of such contract distribution rights ($1.6 million) was impaired and wrote off such balance in the first quarter of 2006.

Other costs

Avici also recorded $0.7 million of other restructuring costs relating primarily to certain contract cancellations, legal and administrative expenses.

The restructuring charges recorded in 2006 and the reserve activity are summarized as follows:

	Total Restructuring Charge	Non-cash Charges	Payments	Accrual Balance at December 31, 2006
Workforce restructuring related	$ 5,371	$ —	$3,883	$1,488
Asset impairment	1,580	1,580	—	—
Other costs	666	—	666	—
Restructuring and impairment charges	7,617	1,580	4,549	1,488
Inventory and inventory related costs recorded in cost of revenue—product	3,094	1,065	1,104	925
Total	$10,711	$2,645	$5,653	$2,413

FINANCIALS

(4) INCOME TAXES

Avici accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using currently enacted tax rates. Deferred income tax expense or credits are based on changes in the asset or liability from period to period.

In 2006, Avici provided for federal and state income taxes of approximately $0.2 million after giving benefit to the utilization of net operating loss carryforwards. Avici has incurred net operating losses from inception through December 31, 2005, thus, no provision for federal or state income taxes were recorded for those periods. As of December 31, 2006, Avici had net operating loss carryforwards for federal and state income tax purposes of approximately $349.9 million and $155.7 million, respectively. Approximately $15.2 million of Avici's net operating loss carryforwards relate to deductions associated with Avici's stock option plans, which will be benefited through stockholders' equity if realized. The federal and state net operating loss carryforwards begin to expire in 2012 and 2007, respectively. As of December 31, 2006 Avici also has gross federal and state research tax credit carryforwards of approximately $11.8 million and $9.0 million respectively, which will begin to expire in 2012. The utilization of the net operating loss carryforwards may be subject to annual limitations as a result of changes in the ownership of the Company.

(all tabular amounts in thousands except share and per share data)

The approximate income tax effects of each type of temporary differences and carryforwards are as follows:

	December 31,	
	2006	2005
Deferred Tax Assets:		
Net operating loss carryforwards	$ 129,577	$ 136,315
Research credit carryforwards	17,592	16,419
Depreciation	3,302	3,680
Inventory	2,207	2,280
Stock Compensation	1,337	—
Other accruals	2,093	2,088
Gross deferred tax assets	156,108	160,782
Valuation allowance	(156,108)	(160,782)
Total deferred tax asset	—	—
Total deferred tax liabilities	—	—
Net deferred tax asset	$ —	$ —

Due to the uncertainty surrounding the realization of the deferred tax assets, Avici has provided a full valuation allowance against these amounts at December 31, 2006 and 2005. The reduction of the valuation allowance in 2006 is due to the utilization of net operating loss carryforwards.

FINANCIALS

(5) EMPLOYEE BENEFIT PLAN

Avici has a 401(k) Plan that provides for eligible employees to make contributions on a tax-deferred basis. All employees on the first day of the month following their date of employment are eligible to participate in the 401(k) Plan. Contributions are limited to 15% of their annual compensation, as defined, subject to certain IRS limitations. Avici may contribute to the Plan at its discretion. Employer contributions to the Plan were $0.3 million and $0.4 million at December 31, 2006 and December 31, 2005, respectively.

(6) COMMITMENTS AND CONTINGENCIES

(a) Leases

Future minimum payments due under lease agreements at December 31, 2006 are as follows:

	Operating Leases
2007	$774
Total payments	$774

Rent expense from operating leases included in the accompanying consolidated statements of operations was approximately $1.2 million, $1.3 million, and $1.2 million for the years ended December 31, 2006, 2005, and 2004, respectively. In connection with its facilities leases, Avici provided letters of credit to the lessor. The letters of credit are fully collateralized by cash of $0.2 million as of December 31, 2006 and 2005, and are recorded as restricted cash in the accompanying consolidated balance sheets. The lease for Avici's current facility expires in the second half of 2007.

(all tabular amounts in thousands except share and per share data)

(b) Commitments

Avici outsources the manufacture and assembly of its products. During the normal course of business, in order to maintain competitive lead times for customers and adequate components supply, Avici enters into agreements with certain suppliers to procure inventory based upon criteria as defined by Avici. As of December 31, 2006, Avici is committed to purchase approximately $4.6 million of inventory over the next 12 months.

(c) Guarantees and Product Warranties

The Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires certain guarantees to be recorded at fair value as opposed to the current practice of recording a liability only when a loss is probable and reasonably estimable and also requires a guarantor to make significant new guaranty disclosures, even when the likelihood of making any payments under the guarantee is remote. The following is a summary of agreements that Avici has determined to be within the scope of FIN 45.

In the normal course of business, Avici may agree to indemnify other parties, including customers, lessors and parties to other transactions with Avici, with respect to certain matters. Avici has agreed to hold these other parties harmless against losses arising from a breach of representations or covenants, or other claims made against certain parties. Historically, payments made by Avici, if any, under these agreements have not had a material impact on Avici's operating results or financial position.

Avici establishes warranty reserves for costs expected to be incurred after the sale and delivery of product for deficiencies as required under specific product warranty provisions. The warranty reserves are determined based on the actual trend of historical charges incurred over the prior twelve-month period excluding any significant or infrequent issues, which are specifically identified and reserved for. The warranty liability is established when it is probable that customers will make claims and when a reasonable estimate of costs can be made. Warranty reserves are included in "Accrued other" in the accompanying consolidated balance sheets.

	2006	2005
Product warranty liability, beginning of year	$ 191	$ 569
Warranties issued during the period	773	402
Settlements made during the period	(680)	(780)
Product warranty liability, end of year	$ 284	$ 191

(d) Litigation

In addition to claims in the normal course of business, twelve purported securities class action lawsuits were filed against Avici and one or more of Avici's underwriters in Avici's initial public offering, and certain officers and directors of Avici. The lawsuits alleged violations of the federal securities laws and were docketed in the U.S. District Court for the Southern District of New York (the "Court") as: Felzen, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3363; Lefkowitz, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3541; Lewis, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3698; Mandel, et. al v. Avici Systems Inc., et al., C.A. No. 01-CV-3713; Minai, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-3870; Steinberg, et al. v. Avici

(all tabular amounts in thousands except share and per share data)

Systems Inc., et al., C.A. No. 01-CV-3983; Pelissier, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-4204; Esther, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-4352; Zhous, et al. v. Avici Systems Inc. et al., C.A. No. 01-CV-4494; Mammen, et al. v. Avici Systems Inc., et. al., C.A. No. 01-CV-5722; Lin, et al. v. Avici Systems Inc., et al., C.A. No. 01-CV-5674; and Shives, et al. v. Banc of America Securities, et al., C.A. No. 01-CV-4956. On April 19, 2002, a consolidated amended class action complaint (the "Complaint"), which superseded these twelve purported securities class action lawsuits, was filed in the Court. The Complaint is captioned "In re Avici Systems, Inc. Initial Public Offering Securities Litigation" (21 MC 92, 01 Civ. 3363 (SAS)) and names as defendants Avici, certain of the underwriters of Avici's initial public offering, and certain of Avici's officers and directors. The Complaint, which seeks unspecified damages, alleges violations of the federal securities laws, including among other things, that the underwriters of Avici's initial public offering ("IPO") improperly required their customers to pay the underwriters excessive commissions and to agree to buy additional shares of Avici's stock in the aftermarket as conditions of receiving shares in Avici's IPO. The Complaint further claims that these supposed practices of the underwriters should have been disclosed in Avici's IPO prospectus and registration statement. In addition to the Complaint against Avici, various other plaintiffs have filed other substantially similar class action cases against approximately 300 other publicly traded companies and their IPO underwriters in New York City, which along with the case against Avici have all been transferred to a single federal district judge for purposes of case management. Avici and its officers and directors believe that the claims against Avici lack merit, and have defended the litigation vigorously. In that regard, on July 15, 2002, Avici, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints against them on various legal grounds common to all or most of the issuer defendants.

On October 9, 2002, the Court dismissed without prejudice all claims against the individual current and former officers and directors who were named as defendants in our litigation, and they are no longer parties to the lawsuit. On February 19, 2003, the Court issued its ruling on the motions to dismiss filed by the issuer defendants and separate motions to dismiss filed by the underwriter defendants. In that ruling, the Court granted in part and denied in part those motions. As to the claims brought against Avici under the antifraud provisions of the securities laws, the Court dismissed all of these claims with prejudice, and refused to allow the plaintiffs an opportunity to re-plead these claims against Avici. As to the claims brought under the registration provisions of the securities laws, which do not require that intent to defraud be pleaded, the Court denied the motion to dismiss these claims as to Avici and as to substantially all of the other issuer defendants as well. The Court also denied the underwriter defendants' motion to dismiss in all respects.

In June 2003, Avici elected to participate in a proposed settlement agreement with the plaintiffs in this litigation. If ultimately approved by the Court, this proposed settlement would result in the dismissal, with prejudice, of all claims in the litigation against Avici and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants. The proposed settlement does not provide for the resolution of any claims against the underwriter defendants, and the litigation as against those defendants is continuing. The proposed settlement provides that the class members in the class action cases brought against the participating issuer defendants will be guaranteed a recovery of $1 billion by insurers of the participating issuer defendants. If recoveries totaling $1 billion or more are obtained by the class members from the underwriter defendants, however, the monetary obligations to the class members under the proposed settlement will be satisfied. In addition, Avici and any other participating issuer defendants will be required to assign to the class members certain claims that they may have against the underwriters of their IPOs.

(all tabular amounts in thousands except share and per share data)

The proposed settlement contemplates that any amounts necessary to fund the settlement or settlement-related expenses would come from participating issuers' directors and officers liability insurance policy proceeds as opposed to funds of the participating issuer defendants themselves. A participating issuer defendant could be required to contribute to the costs of the settlement if that issuer's insurance coverage were insufficient to pay that issuer's allocable share of the settlement costs. Avici expects that its insurance proceeds will be sufficient for these purposes and that it will not otherwise be required to contribute to the proposed settlement.

Consummation of the proposed settlement is conditioned upon obtaining approval by the Court. On September 1, 2005, the Court preliminarily approved the proposed settlement and directed that notice of the terms of the proposed settlement be provided to class members. Thereafter, the Court held a fairness hearing on April 24, 2006, at which objections to the proposed settlement were heard. After the fairness hearing, the Court took under advisement whether to grant final approval to the proposed settlement.

On December 5, 2006, the U.S. Court of Appeals for the Second Circuit issued a decision that six purported class action lawsuits containing allegations substantially similar to those asserted against the Company may not be certified as class actions due, in part, to the Appeals Court's determination that individual issues of reliance and knowledge would predominate over issues common to the proposed classes. On January 8, 2007, the plaintiffs filed a petition seeking rehearing en banc of this ruling. U.S. District Court has ordered that all proceedings in the consolidated cases brought against the Company and against the roughly 300 other issuers sued in substantially similar cases (including proceedings relating to the proposed settlement) will be stayed pending the ruling by the Court of Appeals on whether to entertain that petition for rehearing. As a result, in part, of that filing, the impact, if any, of the Court of Appeals' ruling on the viability of the proposed settlement cannot yet be determined.

If the proposed settlement described above is not consummated, Avici intends to continue to defend the litigation vigorously. Moreover, if the proposed settlement is not consummated, Avici believes that the underwriters may have an obligation to indemnify Avici for the legal fees and other costs of defending this suit and that Avici's directors' and officers' liability insurance policies would also cover the defense and potential exposure in the suit. While Avici can make no promises or guarantees as to the outcome of these proceedings, Avici believes that the final result of these actions will have no material effect on Avici's consolidated financial condition, results of operations or cash flows.

(7) OTHER INCOME:

In 2005, the Company reached an agreement with an independent third party to assign to the third party a claim in bankruptcy held by the Company in consideration for $1.3 million which was received in the second quarter of 2005. Other income also includes the reversal of approximately $0.5 million of credits previously established in connection with this claim.

(all tabular amounts in thousands except share and per share data)

(8) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Consolidated Statement of Operations Data:

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Gross revenue—product	$20,279	$23,574	$18,526	$13,992
Gross revenue—service	1,115	1,696	1,677	1,904
Common stock warrant discount—product	(527)	—	—	—
Net revenue	$20,867	$25,270	$20,203	$15,896
Gross margin—product	$11,511	$17,201	$10,736	$10,068
Gross margin—service	609	1,250	1,227	1,511
Gross margin—total	$12,120	$18,451	$11,963	$11,579
Net income (loss)	$(5,322)	$7,896	$2,723	$2,988
Diluted net income (loss) per share	$(0.41)	$0.58	$0.20	$0.21

	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Gross revenue—product	$9,525	$10,460	$7,563	$4,860
Gross revenue—service	1,195	1,174	1,170	1,255
Common stock warrant discount—product	(527)	(527)	(527)	(526)
Net revenue	$10,193	$11,107	$8,206	$5,589
Gross margin—product	$5,712	$6,856	$3,963	$2,622
Gross margin—service	602	638	655	772
Gross margin—total	$6,314	$7,494	$4,618	$3,394
Net loss	$(5,603)	$(2,681)	$(7,768)	$(8,602)
Basic and diluted net loss per share	$(0.44)	$(0.21)	$(0.60)	$(0.67)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Avici, under the supervision and with the participation of Avici's management, including the principal executive officer and principal financial officer, evaluated the effectiveness of Avici's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date") pursuant to Rule 13a-15(b) and 15d-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, Avici's principal executive officer and principal financial officer have concluded, that, as of the Evaluation Date, Avici's disclosure controls and procedures effectively ensure that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such information is accumulated and communicated to Avici's management, including Avici's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting

The Company has continued to make enhancements to its internal controls over financial reporting to meet its compliance requirements pursuant to Section 404 of Sarbanes-Oxley.

There were no changes in Avici's internal control over financial reporting during Avici's last fiscal quarter that have materially affected, or are reasonably likely to materially affect Avici's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in "Internal Control—Integrated Framework". The assessment did not identify any material weaknesses in our internal control over financial reporting and our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in this item 9A under the heading "Report of Independent Registered Public Accounting Firm."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Avici Systems Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Avici Systems Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Avici Systems Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Avici Systems Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Avici Systems Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Avici Systems Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 12, 2007

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item 10 is incorporated herein by reference to our Definitive Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2006.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to our Definitive Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to our Definitive Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2006, under the heading of "Ownership of Management and Directors" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item 13 is incorporated herein by reference to our Definitive Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item 14 is incorporated herein by reference to our Definitive Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year ended December 31, 2006.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this Form 10-K:

1. All Financial Statements. (see "Consolidated Financial Statements and Supplementary Data" at Item 8 and incorporated herein by reference).

2. Financial Statement Schedules. (see "Schedule II – Valuation and Qualifying Accounts," which is included herein by reference)

3. Exhibits

The following exhibits are filed as part of and incorporated by reference into this Form 10-K:

Exhibit Number	Description of Document
3.1	Fourth Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.2 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
3.2	Certificate of Amendment of Fourth Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.2 to our Form 10-K for the year ended December 31, 2002 filed with the Commission on March 28, 2003 (File No. 000-30865), which is incorporated herein by reference)
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (previously filed as Exhibit 3.3 to our Form 10-K for the year ended December 31, 2002 filed with the Commission on March 28, 2003 (File No. 000-30865), which is incorporated herein by reference)
3.4	Certificate of Amendment of Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (previously filed as Exhibit 3.4 to our Form 10-K for the year ended December 31, 2002 filed with the Commission on March 28, 2002 (File No. 000-30865), which is incorporated herein by reference)
3.5	Amended and Restated By-Laws of the Registrant (previously filed as Exhibit 3.4 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
4.1	Specimen certificate representing the Registrant's Common Stock (previously filed as Exhibit 4.1 to our Form 10-K for the year ended December 31, 2002 filed with the Commission on March 28, 2003 (File No. 000-30865), which is incorporated herein by reference)
4.2	Common Stock Purchase Warrant, dated as of January 7, 2004, issued to Nortel Networks Limited by Avici Systems Inc. (previously filed as Exhibit 4.1 to our Form 8-K filed with the Commission on January 8, 2004 (File No. 000-30865), which is incorporated herein by reference)
10.1*	1997 Stock Incentive Plan (previously filed as Exhibit 10.1 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
10.2*	Amended 2000 Stock Option and Incentive Plan, as amended (previously filed as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-116179), which is incorporated herein by reference)
10.3*	2000 Employee Stock Purchase Plan, as amended on December 20, 2000 (previously filed as Exhibit 10.3 to our Form 10-K for the year ended December 31, 2001 filed with the Commission on March 22, 2002 (File No. 000-30865), which is incorporated herein by reference)
10.4*	2000 Non-Employee Director Stock Option Plan, as amended (previously filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-116179), which is incorporated herein by reference)
10.5	Fifth Amended and Restated Investor Rights Agreement, by and among the Registrant and the Investors and Founders listed therein, dated as of April 24, 2000, as amended (previously filed as Exhibit 10.5 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
10.6	Omnibus Agreement, dated August 26, 1999, between the Registrant and Nortel Networks Inc. (previously filed as Exhibit 10.6 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
10.7	Lease, dated June 2, 1998, between the Registrant and Y-CEE Investment Trust, as amended (previously filed as Exhibit 10.7 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
10.8	EMC Module Supply Agreement, dated May 1999, between the Registrant and Nortel Networks Inc. (previously filed as Exhibit 10.8 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)

Exhibit Number	Description of Document
10.9†	Procurement Agreement, dated May 17, 2000, between the Registrant and Williams Communications, Inc. (previously filed as Exhibit 10.9 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
10.10	Lease, dated June 8, 2000, between the Registrant and Yvon Cormier, Trustee of Y-C Investment Trust V (previously filed as Exhibit 10.12 to our Registration Statement on Form S-1 (File No. 333-37316), which is incorporated herein by reference)
10.11	Lease, dated August 2, 2000, between the Registrant and Y-CEE Investment Trust (previously filed as Exhibit 10.2 to our Form 10-Q for the quarterly period ended September 30, 2000 filed with the Commission on November 13, 2000 (File No. 000-30865), which is incorporated herein by reference)
10.12+	OEM Purchase and Sales Agreement, dated January 7, 2004, between the Registrant and Nortel Networks Limited (previously filed as Exhibit 10.15 to our Form 10-K for the year ended December 31, 2003 filed with the Commission on March 12, 2004 (file No. 000-30865), which is incorporated herein by reference)
10.13+	Procurement Agreement, dated December 21, 2000, between the Registrant and AT&T Corp. (previously filed as Exhibit 10.1 to our Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 5, 2004 (File No. 000-30865), which is incorporated herein by reference)
10.14+	Amendment No. 1, dated January 11, 2002, to Procurement Agreement between Registrant and AT&T Corp. (previously filed as Exhibit 10.2 to our Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 5, 2004 (File No. 000-30865), which is incorporated herein by reference)
10.15+	Amendment No. 2, dated March 29, 2002, to Procurement Agreement between Registrant and AT&T Corp. (previously filed as Exhibit 10.3 to our Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 5, 2004 (File No. 000-30865), which is incorporated herein by reference)
10.16+	Amendment No. 3, dated March 5, 2003, to Procurement Agreement between Registrant and AT&T Corp. (previously filed as Exhibit 10.4 to our Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 5, 2004 (File No. 000-30865), which is incorporated herein by reference)
10.17+	Amendment No. 4, dated September 22, 2004, to Procurement Agreement between Registrant and AT&T Corp. (previously filed as Exhibit 10.5 to our Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 5, 2004 (File No. 000-30865), which is incorporated herein by reference)
10.18	Non-qualified stock option agreement (previously filed as Exhibit 10.1 to our Form 10-Q for the quarterly period ended March 31, 2005 filed with the Commission on May 6, 2005 (file No. 00-30865), which is incorporated herein by reference)
10.19	Stock Restriction Agreement (previously filed as Exhibit 10.2 to our Form 10-Q for the quarterly period ended March 31, 2005 filed with the Commission on May 6, 2005 (File No. 000-30865), which is incorporated herein by reference)
10.20*	Offer letter, dated May 6, 2005 from the Registrant to Jo-Ann Mendles (previously filed as Exhibit 10.1 to our Form 8-K filed with the Commission on June 9, 2005 (File No. 000-30865), which is incorporated herein by reference)
10.21*	Executive Incentive Plan (previously filed as Exhibit 10.1 to our Form 8-K filed with the Commission on March 15, 2006 (File No. 000-30865), which is incorporated herein by reference)

Exhibit Number	Description of Document
10.22*	Severance Pay Agreement, dated March 15, 2006, with William Leighton (previously filed as Exhibit 10.2 to our Form 8-K filed with the Commission on March 15, 2006 (File No. 000-30865), which is incorporated herein by reference)
10.23*	Severance Pay Agreement, dated March 15, 2006, with Paul F. Brauneis (previously filed as Exhibit 10.3 to our Form 8-K filed with the Commission on March 15, 2006 (File No. 000-30865), which is incorporated herein by reference)
10.24*	Offer letter, dated August 16, 2006 from the Registrant to William J. Stuart (previously filed as Exhibit 10.1 to our Form 8-K filed with the Commission on September 1, 2006 (File No. 000-30865), which is incorporated herein by reference)
10.25*	Severance Pay Agreement, dated August 28, 2006, with William J. Stuart (previously filed as Exhibit 10.2 to our Form 8-K filed with the Commission on September 1, 2006 (File No. 000-30865), which is incorporated herein by reference)
10.26*	Amended and Restated Retention Bonus Agreement, dated November 7, 2006, with T.S. Ramesh (previously filed as Exhibit 10.3 to our Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on November 7, 2006 (File No. 000-30865), which is incorporated herein by reference)
10.27*	Amended and Restated Retention Severance Pay Agreement, dated November 7, 2006, with T.S. Ramesh (previously filed as Exhibit 10.4 to our Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on November 7, 2006 (File No. 000-30865), which is incorporated herein by reference)
10.28*	Form of Indemnification Agreement (previously filed as Exhibit 10.1 to our Form 8-K filed with the Commission on December 20, 2006 (File No. 000-30865), which is incorporated herein by reference)
10.29	Resolution Agreement, dated October 3, 2006, between the Registrant and Alcatel Teletas Telekomunikasyon Endustri A.S.
10.30*	Confidential Separation Agreement, dated November 3, 2006, with Jo-Ann Mendles
10.31*	Amendment to Executive Incentive Plan dated January 29, 2007
21.1	Subsidiaries of Avici
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included as part of the signature page of this Report)
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates a management contract or any compensatory plan, contract or arrangement

† Confidential treatment granted for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission

\+ Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities and Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVICI SYSTEMS INC.

By: /s/ WILLIAM J. STUART

William J. Stuart
Chief Financial Officer, Treasurer, Secretary and Senior Vice President of Finance

Date: March 15, 2007


FINANCIALS

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Avici Systems Inc., hereby severally constitute and appoint William J. Stuart, our true and lawful attorney, with full power to him, to sign for us in our names in the capacities indicated below, any amendments to this Annual Report on Form 10-K (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all things in our names and on our behalf in our capacities as officers and directors to enable Avici Systems Inc., to comply with the provisions of the Securities Act of 1933, as amended, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ RICHARD T. LIEBHABER **Richard T. Liebhaber**	Chairman and Director	March 15, 2007
/s/ WILLIAM LEIGHTON **William Leighton**	Chief Executive Officer and Director (principal executive officer)	March 15, 2007
/s/ WILLIAM J. STUART **William J. Stuart**	Chief Financial Officer, Treasurer, Secretary and Senior Vice President of Finance (principal financial officer)	March 15, 2007
/s/ ROBERT P. SCHECHTER **Robert P. Schechter**	Director	March 15, 2007
/s/ WILLIAM INGRAM **William Ingram**	Director	March 15, 2007

FINANCIALS

AVICI SYSTEMS INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

In thousands

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Accounts Receivable Reserves and Allowances				
Year ended December 31, 2006	$145	$—	$—	$145
Year ended December 31, 2005	$145	$—	$—	$145
Year ended December 31, 2004	$245	$—	$100	$145

FINANCIALS

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AVICI SYSTEMS INC.
101 Billerica Avenue
North Billerica, MA 01862

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 31, 2007

To the Stockholders of Avici Systems Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of Avici Systems Inc. (the "Company") will be held at the Langham Hotel, 250 Franklin St., Boston, Massachusetts 02110, on Thursday, May 31, 2007 at 9 a.m., local time, to consider and act upon each of the following matters:

1. To elect two members to the Board of Directors, each to serve for a three-year term as a Class I Director or until his successor is duly elected and qualified.
2. To approve the amendment and restatement of the Amended 2000 Stock Option and Incentive Plan (the "2000 Plan").
3. To approve the amendment and restatement of the 1997 Stock Incentive Plan (the "1997 Plan").
4. To approve the amendment and restatement of the 2000 Non-Employee Director Stock Option Plan (the "2000 Director Plan").
5. To ratify the selection of Ernst & Young LLP as the Company's registered public accounting firm for the fiscal year ending December 31, 2007.
6. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Only stockholders of record as of the close of business on April 16, 2007, the record date fixed by the Board of Directors for such purpose, are entitled to notice of and to vote at the meeting. All stockholders are cordially invited to attend the meeting in person. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR FOLLOW THE INSTRUCTIONS SET FORTH ON THE PROXY CARD TO SUBMIT YOUR VOTE BY PROXY OVER THE INTERNET OR BY TELEPHONE. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

Properly executed proxies will be voted in accordance with the specifications on the proxy card. A list of stockholders entitled to vote will be available for inspection at the offices of the Company, located at 101 Billerica Avenue, North Billerica, Massachusetts, 01862 for a period of ten days prior to the Annual Meeting. Executed proxies with no instructions indicated thereon will be voted FOR the matters set forth in this Notice of Annual Meeting of Stockholders.

By Order of the Board of Directors



William J. Stuart
Secretary

North Billerica, Massachusetts
April 30, 2007

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES OR FOLLOW THE INSTRUCTIONS SET FORTH ON THE PROXY CARD TO SUBMIT YOUR VOTE BY PROXY OVER THE INTERNET OR BY TELEPHONE. ADDITIONAL POSTAGE MAY BE REQUIRED IF THE PROXY CARD IS MAILED OUTSIDE OF THE UNITED STATES.

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AVICI SYSTEMS INC.
101 Billerica Avenue
North Billerica, MA 01862

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 31, 2007

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Avici Systems Inc. (the "Company") for use at the Company's Annual Meeting of Stockholders to be held at the Langham Hotel, 250 Franklin St., Boston, Massachusetts 02110 on Thursday, May 31, 2007, at 9 a.m., local time, or at any adjournments thereof (the "Annual Meeting"). Stockholders may vote in person or by proxy. **All proxies will be voted in accordance with the stockholders' instructions, provided, however, that if any returned proxy card (or any signed and dated copy thereof) does not specify a choice, it will be voted in favor of the matters set forth in the accompanying Notice of Annual Meeting.** The persons named as attorneys-in-fact in the proxies were selected by the Board of Directors and are officers of the Company. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. Any proxy may be revoked by a stockholder at any time before its exercise by: (i) delivering written revocation or a later dated proxy to the President or Secretary of the Company at any time before it is exercised; or (ii) attending the Annual Meeting and voting in person.

Only stockholders of record as of the close of business on April 16, 2007, the record date fixed by the Board of Directors, will be entitled to vote at the Annual Meeting and at any adjournments thereof. As of that date, there were an aggregate of 14,026,374 shares of common stock, par value $.0001 per share ("Common Stock"), of the Company outstanding and entitled to vote. Each share is entitled to one vote.

The purpose of the Annual Meeting is to elect two members to the Board of Directors of the Company, each to serve a three-year term as a Class I Director, to amend each of the Amended 2000 Stock Option and Incentive Plan, the 1997 Stock Incentive Plan and the 2000 Non-Employee Director Stock Option Plan, and to ratify the selection of our independent accountants. The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other matter upon which a vote may properly be taken should be presented at the Annual Meeting, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

The Company's Annual Report containing consolidated financial statements for the fiscal year ended December 31, 2006 is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. It is anticipated that this Proxy Statement and the accompanying Proxy will be first mailed to stockholders on or about April 30, 2007.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES OR FOLLOW THE INSTRUCTIONS SET FORTH ON THE PROXY CARD TO SUBMIT YOUR VOTE BY PROXY OVER THE INTERNET OR BY TELEPHONE. ADDITIONAL POSTAGE MAY BE REQUIRED IF THE PROXY CARD IS MAILED OUTSIDE OF THE UNITED STATES.

ELECTION OF DIRECTORS

Proposal No. 1

Pursuant to the Company's Fourth Restated Certificate of Incorporation and Amended and Restated By-Laws, the Board of Directors of the Company is currently fixed at four and is divided into three classes. There are two directors currently serving in Class I, one director currently serving in Class II, and one director currently serving in Class III. Each director serves for a three-year term, with one class of directors being elected at each annual meeting. The present term of office for the current Class I Directors will expire at this Annual Meeting of Stockholders. The current Class II Director's term will expire at the annual meeting of stockholders to be held in 2008. The current Class III Director's term will expire at the annual meeting of stockholders to be held in 2009. All directors will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal. Currently, William Ingram and Robert P. Schechter are the Class I Directors; Richard T. Liebhaber is the Class II Director; and William J. Leighton is the Class III Director.

Only nominees for Class I Directors are being presented for election at this Annual Meeting. The nominees for Class I Director, as recommended by the Nominating and Governance Committee of the Company's Board of Directors and pursuant to the policies established by such committee, are William Ingram and Robert P. Schechter, each of whom is currently serving as a Class I Director of the Company. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted for their re-election. The Board of Directors knows of no reason why the nominees should be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of some other person, or for fixing the number of directors at a lesser number. The proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

A plurality of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter is required for election to the board as Class I Director of each of the nominees above.

The Board of Directors recommends a vote **"FOR"** the election of the nominees as Class I Directors.

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the Class I Directors, Class II Director, Class III Director and the executive officers of the Company as of April 16, 2007:

Name	Age	Position
William J. Leighton, Ph.D.	55	Chief Executive Officer and Class III Director
William J. Stuart	55	Chief Financial Officer, Senior Vice President of Finance, Treasurer and Secretary
T.S. Ramesh	40	Principal Accounting Officer and Vice President of Finance
William Ingram (1)(2)(3)	50	Class I Director
Richard T. Liebhaber (1)(2)	70	Class II Director
Robert P. Schechter (2)(3)	58	Class I Director

(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of the Nominating and Governance Committee.

William J. Leighton, Ph.D. has served as our Chief Executive Officer since November 2004 and as a Director since May 2004. Before joining the Company, Dr. Leighton spent 27 years employed by AT&T. From May 2003 to March 2004, Dr. Leighton served as Vice President of Research at AT&T Labs. Prior to that, Dr. Leighton was Vice President of Technology and Services Strategy at AT&T Labs.

William J. Stuart has served as our Senior Vice President of Finance, Chief Financial Officer, Treasurer and Secretary since August 2006. Prior to joining the Company, Mr. Stuart was a General Partner of Still River Funds, a venture capital firm focused on investments in the information technology, communications and life sciences industries, from September 2001 to August 2006. Prior to that, Mr. Stuart served as Vice President of Business Development of ADC Telecommunications, Inc. from October 2000 to September 2001 and as Chief Financial Officer of Broadband Access Systems, Inc. from October 1999 until it was acquired by ADC Telecommunications, Inc. in September 2000. Prior to that, Mr. Stuart held CFO and VP level positions at NetCore Systems, Telco Systems, AccessLine Technologies and AT&T Paradyne. Mr. Stuart serves on the board of directors of ThinkEngine Networks, Inc.

T.S. Ramesh has served as our Vice President of Finance and Principal Accounting Officer since May 2006. Mr. Ramesh also served as our acting Chief Financial Officer from May 2006 through August 2006. From April 2003 until May 2006, Mr. Ramesh served as the Company's Controller. Prior to joining the Company, Mr. Ramesh held various senior positions in accounting and finance between 1999 and 2003 at Sycamore Networks, InteQ Corporation and Wang Global, which was acquired by Getronics. Prior to that, Mr. Ramesh was a manager with PricewaterhouseCoopers LLP.

William Ingram has served as a Director since November 2003. Mr. Ingram is currently an independent consultant. Mr. Ingram served as Vice President and General Manager of AudioCodes, Inc., a telecommunications equipment company from July 2006 to March 2007. Prior to that, Mr. Ingram served as the President and Chief Executive Officer of Nuera Communications, a provider of Voice-over-Internet Protocol infrastructure solutions, from September 1996 until it was acquired by AudioCodes, Inc. in July 2006. Prior to joining Nuera in 1996, Mr. Ingram was the Chief Operating Officer of PCSI-Clarity Products Division, a provider of wireless data communications products, President of Ivie Industries, a computer security and hardware manufacturer, and President of KevTon, an electronics manufacturing company.

Richard T. Liebhaber has served as a Director since June 1997. Mr. Liebhaber was a Consulting Managing Director at Veronis, Suhler & Associates, Inc., a provider of financial advisory services to the communications industry, from June 1995 to August 2001. Prior to that, Mr. Liebhaber served as Executive Vice President of MCI Communications Corporation, a telecommunications provider, from December 1985 to May 1995. Mr. Liebhaber also serves on the board of directors of ILOG S.A., a software company, JDS Uniphase Corporation, a provider of optical communications products, and Cogent Communications, Inc., an internet service provider.

Robert P. Schechter has served as a Director since June 2003. Mr. Schechter is currently Chairman, President and Chief Executive Officer of NMS Communications, Inc., a provider of telecommunications equipment. Prior to joining NMS in 1995, Mr. Schechter spent eight years at Lotus Development Corporation as Senior Vice President of Finance and Operations and Chief Financial Officer, and most recently as Senior Vice President of the International Business Group. Prior to that, Mr. Schechter was a partner with Coopers & Lybrand in Boston. Mr. Schechter also serves on the boards of directors of Moldflow Corporation, a developer of plastics molding products, MapInfo Corporation, a software and consulting company, and Unica Corporation, a provider of marketing management software.

Executive officers of the Company are elected on an annual basis by the Board of Directors to serve at the pleasure of the Board of Directors until their successors have been duly elected and qualified.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board of Directors met eight times during the fiscal year ended December 31, 2006. Each of the directors attended at least 75% of the meetings of the Board of Directors and the meetings of the committees of the Board of Directors on which he served during fiscal 2006. The Board of Directors has standing Audit, Compensation and Nominating and Governance Committees. Each committee has a charter that has been approved by the Board of Directors. A current copy of each committee charter is available at www.avici.com at the Corporate Governance section of the Company's website. Each committee reviews the appropriateness of its charter at least annually.

Audit Committee

The Audit Committee of the Board of Directors, of which Messrs. Ingram, Liebhaber and Schechter are currently members, oversees the accounting and financial reporting processes and controls of the Company and the audits of the financial statements of the Company. More specifically, the Audit Committee assists the Board of Directors in fulfilling its responsibilities by reviewing (i) the financial reports provided by the Company to the Securities and Exchange Commission (the "SEC"), the Company's stockholders or the general public and (ii) the Company's internal financial and accounting controls. The Audit Committee also (i) is responsible for the appointment, compensation, retention and oversight of the work performed by any independent public accountants engaged by the Company, (ii) recommends, establishes and monitors procedures designed to improve the quality and reliability of the disclosure of the Company's financial condition and results of operations, (iii) establishes and distributes procedures designed to facilitate (a) the receipt, retention and treatment of complaints relating to accounting, internal accounting controls or auditing matters and (b) the receipt of confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters, (iv) engages advisors as necessary, and (v) distributes the funding from the Company that is necessary or appropriate to carry out the Audit Committee's duties. Messrs. Liebhaber, Schechter and Ingram were members of the Audit Committee for all of fiscal 2006. The Board of Directors has determined that each current member of the Audit Committee is independent within the meaning of the Company's and the Nasdaq Marketplace Rules director independence standards and the SEC's heightened director independence standards for audit committee members. In addition, each member of the Audit Committee is able to read and understand financial statements of a complexity at least comparable to the Company's financial statements, and the Board of Directors has determined that Mr. Schechter qualifies as an "audit committee financial expert" under the rules of the SEC. Mr. Schechter is also financially sophisticated as required by the Nasdaq Marketplace Rules. The Audit Committee met six times during the fiscal year ended December 31, 2006. Mr. Liebhaber serves as chairperson of the Audit Committee.

Compensation Committee

The Compensation Committee, of which Messrs. Ingram and Liebhaber are currently members, is responsible for determining and making recommendations with respect to all forms of compensation to be granted to executive officers and employees of the Company, administering the Company's incentive compensation and stock plans and producing an annual report on executive compensation for inclusion in the Company's proxy statement for its annual meeting of stockholders in accordance with the applicable SEC rules and regulations. The Compensation Committee met ten times during the fiscal year ended December 31, 2006.

Mr. Ingram serves as chairperson of the Compensation Committee. The Board of Directors has determined that each member of the Compensation Committee is independent within the meaning of the Company's director independence standards and those established by the SEC, the Nasdaq Stock Market, or any governmental or regulatory body exercising authority over the Company (collectively, the "Regulatory Bodies").

Nominating and Governance Committee

The Nominating and Governance Committee of the Board of Directors, of which Messrs. Schechter and Ingram are currently members, is responsible for assisting the Board of Directors in fulfilling its responsibilities by (i) identifying individuals qualified to become members of the Board of Directors, (ii) adopting a corporate code of business conduct and other corporate governance policies, and (iii) monitoring compliance with and periodically reviewing the code of business conduct and such other corporate governance policies as it may adopt from time to time. The Nominating and Governance Committee met one time during the fiscal year ended December 31, 2006. The Nominating and Governance Committee may, in its discretion, consider nominees recommended by stockholders. Mr. Schechter serves as Chairperson of the Nominating and Governance Committee. The Board of Directors has determined that each member of the Nominating and Governance Committee is independent within the meaning of the Company's director independence standards and those of the Regulatory Bodies.

CORPORATE GOVERNANCE AND RELATED MATTERS

Independence of Members of the Board of Directors

The Board of Directors has determined that each of Messrs. Ingram, Liebhaber, and Schechter is independent within the meaning of the Company's director independence standards and the director independence standards of the Regulatory Bodies, as currently in effect. Furthermore, the Board of Directors has determined that the composition of each of the committees of the Board of Directors complies with the requirements of the Nasdaq Marketplace Rules, the Regulatory Bodies and other applicable laws or regulations, as currently in effect.

Corporate Governance Principles

The Company is committed to having sound corporate governance principles and has adopted both corporate governance guidelines (which outline many of the governance policies described below) and a "code of ethics" (the "Code of Business Conduct") as defined by regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act") that applies to all of the Company's directors and employees worldwide, including its principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. A current copy of the corporate governance guidelines and the Code of Business Conduct is available at www.avici.com at the Corporate Governance section of the Company's website. A copy of the corporate governance guidelines and the Code of Business Conduct may also be obtained, free of charge, from the Company upon a request directed to: Avici Systems Inc., 101 Billerica Avenue, North Billerica, MA 01862, Attention: Investor Relations. The Company intends to disclose amendments to or waivers from a provision of the Code of Business Conduct that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on the Corporate Governance section of its website, which will be available at www.avici.com, or by such other method proscribed by applicable law or regulation.

Executive Sessions of Independent Directors

The Board of Directors has a policy stating that executive sessions of the independent directors will be held following each regularly scheduled in-person meeting of the Board of Directors. Executive sessions do not include any employee directors of the Company. Mr. Liebhaber is responsible for chairing the executive sessions.

Policy Governing Director Attendance at Annual Meetings of Stockholders

The Board of Directors has a policy stating that one of the regularly scheduled meetings of the Board of Directors shall be scheduled on the same day as the Company's Annual Meeting of Stockholders and all Directors are encouraged to attend the Company's Annual Meeting of Stockholders. Dr. Leighton attended the Annual Meeting of Stockholders held in 2006.

Policies Governing Director Nominations

Director Qualifications

As noted above and set forth in the Company's corporate governance policies, the Nominating and Governance Committee of the Board of Directors is responsible for reviewing with the Board of Directors from time to time the appropriate qualities, skills and characteristics desired of members of the Board of Directors in the context of the needs of the Company's business and the current make-up of the Board of Directors. This assessment includes consideration of the following minimum qualifications that the Nominating and Governance Committee believes must be met by all directors: directors must be an individual of the highest ethical character and integrity and share the values of the Company as reflected in the Company's Code of Business Conduct;

directors must have reputations, both personal and professional, consistent with the image and reputation of the Company; directors must be free of conflicts of interest that would interfere with the proper performance of the responsibilities of a director; directors must have the ability to exercise sound business judgment; directors must be willing and able to devote sufficient time to the affairs of the Company and be diligent in fulfilling the responsibilities of a director and/or committee member, as the case may be; directors must have substantial business or professional experience and expertise and be able to offer meaningful and practical advice and guidance to the Company's management based on that experience and expertise; and directors must have a commitment to enhancing stockholder value.

The Nominating and Governance Committee also considers numerous other qualities, skills and characteristics when evaluating director nominees, such as: an understanding of and experience in Internet Protocol networks and related infrastructure equipment and technology, accounting, corporate governance, finance and/or marketing and leadership experience with public companies or other major complex organizations.

Process for Identifying and Evaluating Director Nominees

The Board of Directors is responsible for nominating its own members for election at each annual meeting of stockholders. The Board of Directors delegates the selection and nomination process to the Nominating and Governance Committee, with the expectation that other members of the Board of Directors, and of management, will be requested to take part in the process as appropriate.

Generally, the Nominating and Governance Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through the recommendations submitted by stockholders or through such other methods as the Nominating and Governance Committee deems to be helpful to identify candidates. Once candidates have been identified, the Nominating and Governance Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating and Governance Committee. The Nominating and Governance Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the Nominating and Governance Committee deems to be helpful in the evaluation process. The Nominating and Governance Committee then meets as a group to discuss and evaluate the qualities and skills of each candidate in light of the criteria set forth above or established by the Nominating and Governance Committee from time to time, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. There is no difference in the criteria by which the Nominating and Governance Committee evaluates Director nominees, whether nominated by the Board of Directors or by a stockholder. Based on the results of the evaluation process, the Nominating and Governance Committee recommends candidates for the Board of Director's approval as Director nominees for election to the Board of Directors. The Nominating and Governance Committee also recommends candidates for the Board of Director's appointment to the committees of the Board of Directors.

Procedures for Recommendation of Director Nominees by Stockholders

The Nominating and Governance Committee will consider director nominee candidates who are recommended by stockholders of the Company. Stockholders, in submitting recommendations to the Nominating and Governance Committee for director nominee candidates, must deliver to the Nominating and Governance Committee any such recommendation for nomination not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting. Such recommendation for nomination must be in writing and include the following: name and address of the stockholder making the recommendation, as it appears on the Company's books and records, and of such record holder's beneficial owners; number of shares of capital stock of the Company that are owned beneficially and held of record by such stockholder and such beneficial owners; name of the individual recommended for consideration as a director nominee; all other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the Board of Directors and elected; and a written statement from the stockholder making the recommendation stating why such recommended candidate meets the Company's criteria and would be able to fulfill the duties of a director.

Nominations must be sent to the attention of the Secretary of the Company by U.S. mail (including courier or expedited delivery service) to: Avici Systems Inc., 101 Billerica Avenue, North Billerica, MA 01862 or by facsimile to: (978) 964-2250, Attn: Secretary of Avici Systems Inc.

The Secretary of the Company will promptly forward any such nominations to the Nominating and Governance Committee. As a requirement to being considered as a director for nomination to the Company's Board of Directors, a candidate will need to comply with the following minimum procedural requirements: a candidate must undergo a comprehensive private investigation background check from a qualified company of the Company's choosing and a candidate must complete a detailed questionnaire regarding their experience, background and independence. Once the Nominating and Governance Committee receives the nomination of a candidate and the candidate has complied with the minimum procedural requirements above, such candidacy will be evaluated in accordance with the minimum criteria set forth above and a recommendation with respect to such candidate will be delivered to the Board of Directors.

Policy Governing Stockholder Communications with the Board of Directors

The Board of Directors provides to every stockholder the ability to communicate with the Board of Directors as a whole and with individual directors on the Board of Directors through an established process for stockholder communication as follows: for communications directed to the Board of Directors as a whole, stockholders may send such communications to the attention of the Chairperson of the Board of Directors via one of the two methods listed below: (1) By U.S. mail (including courier or expedited delivery service) to: Avici Systems Inc., 101 Billerica Avenue, North Billerica, MA 01862, Attn: Chairperson of the Board of Directors, c/o Secretary of Avici Systems Inc., or (2) by facsimile to: (978) 964-2250, Attn: Chairperson of the Board of Directors, c/o Secretary of Avici Systems Inc. For stockholder communications directed to an individual Director in his or her capacity as a member of the Board of Directors, stockholders may send such communications to the attention of the individual Director via one of the two methods listed below: (1) by U.S. mail (including courier or expedited delivery service) to: Avici Systems Inc., 101 Billerica Avenue, North Billerica, MA 01862, Attn: **[Name of Individual Director]**, c/o Secretary of Avici Systems Inc. or (2) by facsimile to (978) 964-2250, Attn: **[Name of Individual Director]**, c/o Secretary of Avici Systems Inc.

The Secretary of the Company will forward any such stockholder communication to the Chairperson of the Board of Directors, as a representative of the Board of Directors, and/or to the individual director to whom the communication is addressed, on a periodic basis. The Company will forward such communications by Certified U.S. mail to an address specified by each director and the Chairperson of the Board of Directors for such purposes or by electronic transmission.

For more information regarding the Company's corporate governance policies, you are invited to access the Corporate Governance section of our website at www.avici.com. By providing these documents, however, we do not intend to incorporate the contents of the website into this Proxy Statement.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") is responsible for determining, establishing and approving base compensation and all bonus, incentive, equity and other compensation for the Company's Chief Executive Officer and other executive officers of the Company.

For the purposes of this Proxy Statement, the term "named executive officer" means all individuals who are serving or have served as our Chief Executive Officer and Chief Financial Officer during fiscal year 2006, as well as those current and former executive officers listed in the Summary Compensation Table below.

Compensation Program

Our executive compensation program is designed to (i) attract and retain highly qualified individuals as executive officers by offering competitive compensation packages; (ii) reward such officers for their contributions to the achievement of Company goals and objectives; and (iii) align the financial interests of our executive officers with the interests of our stockholders.

Although there is no pre-established formula or fixed target for the allocation between either cash and non-cash compensation, or short-term and long-term incentive compensation, our Compensation Committee's philosophy is that a substantial portion of the compensation packages for our executive officers should be contingent upon the success of the Company as measured by certain internally determined metrics. Accordingly, the compensation packages for our named executive officers generally reflect base salary in an amount designed to be competitive with companies with which we compete for qualified executives, cash incentives tied to the executive's base salary and awarded upon achieving certain Company targets, and equity awards intended to both link executive performance to market performance and incentivize executives to enhance the value of the Company, each in a meaningful proportion to the total compensation.

Elements of Compensation

Annual executive officer compensation consists of the following elements: base salary, cash incentive awards, equity awards and participation in benefit plans generally available to other employees. We believe all four elements are crucial in helping us attract, retain and reward experienced and talented executive officers able to successfully manage the strategic direction of our business, particularly given the dynamic and rapidly changing telecommunications industry in which we compete. We also may provide, on a case-by-case basis, perquisites and contract benefits designed to ensure the availability and focus of our executive officers.

The Compensation Committee reviews and adjusts each executive's compensation package annually, and based on a number of factors including: (i) the recommendations of our Chief Executive Officer, Dr. Leighton (except when we are determining his own compensation); (ii) market information from published survey data and the public filings of companies that the Compensation Committee considers to be our peers; (iii) the qualifications, experience, responsibilities and performance of each executive officer; (iv) prior equity awards; (v) number of shares vested under prior equity awards; and (vi) the success of each executive officer in contributing to the achievement of the Company's strategic business objectives. In general, the Compensation Committee does not heavily weigh the gains actually realized by individual executive officers from the exercise of option awards or the vesting of restricted stock awards granted in prior years in setting current compensation packages. The Compensation Committee does, however, seek to ensure that each executive officer has a significant value of unvested equity awards. The Compensation Committee monitors and may adjust cash incentives and equity awards during any year based upon evolving Company objectives and performance. The Compensation Committee does not rely on predetermined formulas or criteria in making determinations regarding executive compensation and may consider any factor that it considers pertinent to the compensation decision. Based on these considerations, the Compensation Committee sets total executive compensation within the range of compensation of executive officers with comparable qualifications, experience and responsibilities within our peer group. We have historically had a limited number of highly qualified executive officers, and we have attempted to establish compensation levels that reflect the significant abilities of these individuals, our interest in retaining and motivating these focused teams, and the financial interests of the Company.

Benchmarking. In determining the appropriate compensation package for each named executive officer, the Compensation Committee looks at executive compensation data from the Radford Executive Survey. We analyze survey data from companies in each of the following four categories: (i) companies in our industry; (ii) companies with similar revenue numbers; (iii) companies with a similar number of employees; and (iv) companies in our geographic area. Additionally, the Compensation Committee looks at the executive compensation disclosure in the proxy materials and other public disclosure of relevant companies within our industry, as well as companies of comparable size with which we compete locally for talent. The Compensation Committee has determined that our peer group consists of the following companies:

Comverse Technology, Inc.
SeaChange International, Inc.
NMS Communications Corp.
Sonus Networks, Inc.
Netscout Systems, Inc.
Mercury Computer Systems, Inc.
American Science and Engineering Inc.
Aspect Software
Enterasys Networks, Inc.

Each company in our peer group falls within one or more of the four categories for which we analyze and review compensation information.

Role of Executive Officers. Each of Dr. Leighton and Mr. Stuart, our Chief Financial Officer, is involved in the compensation process. Both Dr. Leighton and Mr. Stuart review the benchmarking information, as well as the market data analysis and industry trends prepared by our human resources department, and discuss the strategic and financial implications of such information on the compensation of our employees and executive officers. Dr. Leighton then makes recommendations on executive compensation, excluding his own, to the Compensation Committee based on his review and discussion with Mr. Stuart of the market data analysis and industry trends, his analysis of the contributions of the individual executive officers to the objectives of the Company, his experience as a chief executive, his analysis of performance incentives designed to achieve Company objectives, and other strategic considerations. Dr. Leighton attends Compensation Committee meetings and participates in discussions regarding the compensation of all executive officers, with the exception of his own compensation. Dr. Leighton does not participate in executive sessions of the Compensation Committee in which compensation decisions for executive officers are made or any discussions regarding his own compensation. The Compensation Committee retains the right to accept, reject or modify such recommendations. Historically, the Compensation Committee has exercised its right to make such modifications.

Base Salary. The Compensation Committee establishes base salary levels in accordance with the philosophy outlined above at levels commensurate with our position in the industry and the experience of our executives. In establishing base salary, the Compensation Committee considers a number of factors including: (i) base salaries paid by the companies that the Compensation Committee has identified as our peer group; (ii) the recommendation of Dr. Leighton; (iii) individual performance or previous experience; (iv) principles of internal equity; and (v) cost of living adjustments. We aim to set base salaries for our executive team at or near the median of companies within our peer group, which we believe minimizes competitive disadvantage while at the same time fairly compensates our executive officers for their services. Historically, the Company has followed a set procedure for determining any merit increases or cost of living adjustments for executive officers. First, Dr. Leighton and Mr. Stuart review market data analysis and industry trends and set guidelines for the size of merit increases and cost of living adjustments applicable to all employees of the Company based on such review. Within these guidelines, Dr. Leighton provides recommendations for adjustment or maintenance of salary levels for each individual executive officer, excluding himself. The Compensation Committee reviews this information in light of its own current industry experience, access to compensation information and experience on other boards. The Compensation Committee considers Dr. Leighton's recommendations in light of the factors set forth above as well as its own experience and views, and sets the annual compensation for each such executive.

Incentive Awards. The Company maintains an Executive Incentive Plan ("EIP") for executive officers and all manager level employees, which is administered by the Compensation Committee. On an annual basis, the Compensation Committee determines a payout target, which is expressed as a percentage of annual base salary, for each participant in the EIP. We set the payout targets such that the percentage of the annual base salary represented by the payout target is commensurate with executives with similar responsibilities at companies in our peer group. Payout targets are determined by position level within the Company, so each executive at a given level will have the same payout target. Performance objectives for the Company are set by the Compensation Committee on a periodic basis, either annually, semi-annually or quarterly and, historically, relate to specific revenue generation and/or profitability targets. From time to time, the Compensation Committee has established performance objectives based on the completion of strategic objectives or other metrics. The performance objectives under the EIP are typically higher than the Company's announced revenue expectations, so the Company must exceed expectations for the executive officers to receive the target payout under the EIP. The Compensation Committee generally does not include factors based directly on individual performance or contributions when determining grants or making payments under the EIP.

Under the EIP, no incentive awards are made in the event that the Company is unable to meet its minimum target milestones. Awards under the EIP are granted on a sliding scale, where the minimum award is 80% of the target payout if the Company achieves 80% of the performance objectives and an award of more than the target payout may be granted if the Company exceeds the performance objectives. Because awards granted pursuant to the EIP are performance based, the target milestones encourage executive officers to help us meet and exceed our Company's current and future financial and strategic goals.

We may, from time to time, award special one-time bonuses to an executive officer for his or her individual contribution toward the success of a specific project.

Equity Awards. We strongly believe in granting equity incentives as part of our annual compensation for executive officers to help align the executive officers' financial interests with those of our shareholders. We believe holding significant equity in the Company financially motivates our executive officers to drive the Company in a direction that is in the best long-term interests of our stockholders. Our policy is to grant equity awards to new executive officers at the time of hire as well as to make ongoing equity awards to continuing executive officers based on their contributions during the preceding period and vesting of awards held by those officers. Historically, the ongoing awards have been granted annually. We award both restricted stock and stock options to executive officers under our 2000 Stock Option Incentive Plan. The size of the grants to executive officers and the type of the award is determined by the Compensation Committee based on the executive officer's position within the Company and a review of a number of factors, including the number of participants in the award pool, the number of shares available for awards, the number of awards previously granted by the Company and accounting considerations. The Compensation Committee makes the determination whether to grant stock options or restricted stock by weighing the financial effects on the Company, and the benefits and drawbacks of each type of award for the executive officers. Such determination is made at the time of the grant. Stock options typically vest over the course of four years, which gives our executive officers an incentive to remain with the Company for an extended period. Restricted stock generally vests upon the earlier to occur of the fifth anniversary of the grant date or the achievement of specified Company financial performance milestones, further rewarding the officers for working to meet the Company's goals.

Benefits Plans. In addition to the annual base salary, incentive compensation and equity included in our compensation program, each executive officer is eligible to participate in our employee stock purchase plan, and health, disability and life insurance benefits on the same terms as the rest of our employees. We believe that these additional benefits are comparable to those offered by similarly situated companies and are necessary to attract and retain talented employees. In the case of our employee stock purchase plan, which allows employees to purchase a limited number of share of our common stock at a discounted purchase price of 85% of the lesser of the market price of our common stock on the first offering date or last business day of a six-month purchase period, we are able to provide incentives to employees and executive officers alike to participate in the future success of the Company by giving them the opportunity to purchase our stock at a discounted price. The Company generally does not offer deferred compensation of any kind, nor does it offer retirement benefits other than a 401(k) defined contribution plan. The Company typically matches 50% of the contributions made by executive officers and other employees to the 401(k) plan up to a maximum of 3% of annual salary.

Other Compensation. While base salary, incentive awards, equity awards and standard employee benefits are the primary elements of the compensation packages of our named executive officers, the Compensation Committee may determine that additional forms of compensation are warranted based on a consideration of the needs of the Company and each individual officer. In connection with our 2006 restructuring, we entered into retention bonus agreements with certain key employees, including Mr. Ramesh, our Principal Accounting Officer and Vice President of Finance, as a way of aligning the interests of such key employees with those of the Company and shareholders and ensuring their full participation in the restructuring effort. We also paid a cash hiring bonus to Mr. Stuart as part of his compensation package upon the commencement of his employment with the Company. Additionally, in connection with the acceptance of their employment with the Company, we agreed to provide a reasonable housing allowance to each of Dr. Leighton and Mr. Stuart in lieu of relocation expenses. In general, the housing allowances are administered and reimbursed under the Company's standard travel policy guidelines and we believe, are not excessive given reasonable housing availability in the general area of our headquarters. The Compensation Committee reviews and approves reimbursements that fall outside of the guidelines on a case-by-case basis. The Compensation Committee believes that its flexibility in tailoring these elements of the compensation packages to each particular executive enables the Company to attract qualified and motivated individuals from a broader geographic area.

Change of Control Arrangements. It is the Company's belief that the interests of our shareholders will be best served if the interests of our executive officers are aligned with them, and providing change of control benefits allows the executive officers to undertake decisive action at the direction of the Board of Directors to pursue a range of strategic alternatives in the long-term interests of both the Company and the shareholders while minimizing short-term concerns over individual financial security. Accordingly, the Company has entered into certain Severance Pay Agreements with Messrs. Leighton, Stuart and Ramesh. The Company has also entered into an Amended and Restated Retention Bonus Agreement with Mr. Ramesh. The terms of the above mentioned Severance Pay Agreements and Retention Bonus Agreement are described in the "Employment Contracts and Change of Control Arrangements" section of this Proxy Statement.

Determination of Compensation

Base Salary. In 2006, Messrs. Leighton, Stuart, Ramesh, Brauneis, and Gunner, and Ms. Mendles received annual base salaries at the rate of $300,000, $280,000, $165,000, $215,451, $214,339, and $270,000 respectively. Mr. Stuart and Mr. Ramesh each became named executive officers during 2006. Mr. Stuart's base salary was set in accordance with the policies and procedures outlined above and reflect his extensive prior experience. Each of Dr. Leighton, Mr. Brauneis, our former Chief Financial Officer, and Mr. Gunner, our former Senior Vice President of Research and Development, and Ms. Mendles, our former Chief Business Officer, did not receive an increase from 2005 to 2006. Given the potential for a significant restructuring in 2006, Dr. Leighton recommended that none of the executive officers receive an increase in base salary and the Compensation Committee approved that recommendation.

Incentive Awards. We paid incentive awards to our executive officers for 2006 pursuant to the EIP at 200% for the first half of 2006 as a result of the achievement by the Company of its financial milestones at a rate exceeding 200% in the first half of 2006 and at 90% for the second half of 2006 as a result of the achievement by the Company of its financial milestones at a rate of 90% in the second half of 2006. The Company made the following payments under the EIP for 2006: (i) 100% percent of the target payout earned in the first quarter based on the expected first half results; (ii) 200% of the target payout earned in the second quarter based on very successful second quarter results, plus an additional 100% of the target payout earned in the first quarter; and (iii) 90% of the target payout for each of the third and fourth quarter, which was paid in 2007. Accordingly, Dr. Leighton's target payout was 35% of his base salary and he received an incentive award of $152,250 representing each of the three payments set forth above. Mr. Stuart's target payout was 35% of his base salary and he received an incentive award of $44,100 representing payment for the third and fourth quarters. Mr. Ramesh's payout target was 15% of his base salary as a director level officer during the first quarter of 2006 and 20% of his base salary as a vice president level officer during the balance of 2006 and he received an incentive award of $42,279 representing each of the three payments set forth above. Mr. Brauneis' target payout was 35% of his base salary and he received an incentive award of $18,852 representing the first payment set forth above. Mr. Gunner's target payout was 35% of his base salary and he received an incentive award of $75,040 representing the first two payments set forth above. Ms. Mendles' target payout was 35% of her base salary and she received an incentive award of $94,500 representing only the first two payments set forth above.

Equity Awards. Dr. Leighton received an annual equity award grant of 50,000 shares of restricted stock. Mr. Stuart received 65,000 stock options, with an exercise price of 15% above market value at the grant date, and 35,000 shares of restricted stock in connection with joining the Company. Mr. Ramesh received an annual equity award grant of 30,000 stock options as a vice president of the Company. Each of Mr. Gunner and Ms. Mendles received annual equity award grants in the amount of 40,000 stock options as senior vice presidents of the Company. Mr. Brauneis did not receive an annual equity award grant because he had informed the Company of his intention to leave prior to the Compensation Committee's approval of the annual equity awards. The Compensation Committee determined that it was appropriate to grant restricted stock to Dr. Leighton to avoid potential market timing issues. Mr. Stuart's grant of 35,000 shares of restricted stock was made to attract Mr. Stuart to the Company. Mr. Stuart's grant of 65,000 stock options, with an exercise price of 15% above market value at the grant date, was also made to attract Mr. Stuart to the Company; *however*, the Compensation Committee determined that for the purposes of internal equity, such options should be granted at a price above the fair market value. Additionally, Mr. Ramesh was granted 7,500 shares of restricted stock as a result of his contributions to the success of our 2006 restructuring.

Other Compensation. Mr. Stuart received a signing bonus of $60,000 in connection with his employment with the Company. Ms. Mendles received a bonus equal to six months base salary, or $135,000, in connection with the successful implementation of our 2006 restructuring. Upon termination of her employment with the Company on October 13, 2006, Ms. Mendles was entitled under her employment terms to receive a severance payment equal to six months base salary, which payment was made on April 13, 2007. Additionally, Mr. Ramesh received a cash bonus in the amount of $10,000 for his service as interim Chief Financial Officer.

Accounting and Tax Implications

On December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123(R), Share Based Payment, which requires all companies to treat the fair value of stock options granted to employees as an expense. As a result of this standard, effective for periods beginning after January 1, 2006, we are required to record a compensation expense equal to the fair value of each stock option granted. FAS123(R) requirements reduce the attractiveness of granting stock options because of the additional expense associated with these grants, which have impacted and will continue to negatively impact our results of operations. Nevertheless, the Compensation Committee has determined that stock options are an important employee recruitment and retention tool, and, to date, we have not reduced the scope of our stock option program. We have, however, utilized restricted stock awards at times to incent executives and reduce the associated accounting changes and share dilutions.

In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company cannot deduct for federal income tax purposes compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Compensation Committee's present intention that, for so long as it is consistent with its overall compensation objective, substantially all tax deductions attributable to executive compensation will not be subject to the deduction limitations of Section 162(m) of the Code.

In addition, Section 409A of the Code imposes significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of 409A. The Company structures its executive compensation packages to comply with the applicable 409A requirements to avoid such taxes.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

William Ingram, Chairman
Richard T. Liebhaber

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in any such filing.

Summary Compensation Table

The following table sets forth information concerning compensation earned for the fiscal years ended December 31, 2006 for our named executive officers:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William J. Leighton ... President and Chief Executive Officer	2006	$300,000	—	$264,500	$259,782	$152,250	—	$ 51,922(4)	$1,028,454
William J. Stuart ..... Chief Financial Officer, Senior Vice President of Finance, Secretary and Treasurer	2006	$ 86,154(5)	$ 60,000(6)	$165,200	$ 60,277	$ 44,100	—	$ 3,433(7)	$ 419,164
T.S. Ramesh .... Principal Accounting Officer and Vice President of Finance	2006	$157,649(8)	$ 10,000	$ 30,833	$ 51,535	$ 42,279	—	$ 147(9)	$ 292,443
Paul F. Brauneis ...... Former Chief Financial Officer	2006	$ 95,295(10)	—	$101,153	$ 6,048	$ 18,852	—	$ 17,282(11)	$ 238,630
Christopher Gunner ...	2006	$122,269(12)	—	$121,383	$ 56,605	$ 75,040	—	$ 20,356(13)	$ 395,653
Jo-Ann Mendles	2006	$223,269(14)	$135,000(15)	—	$ 96,893	$ 94,500	—	$165,582(16)	$ 715,244

(1) The fair value of stock awards is determined based on the fair market value of the stock on the date of grant. Amounts disclosed represent the expenses associated with all unvested stock awards recorded in 2006 based on the shorter of the expected performance period or vesting period.

(2) Represents the expense associated with all stock options granted for each individual named executive officer which was recognized by the Company in fiscal year 2006 as estimated using the Black-Scholes valuation model in accordance with FAS 123(R). The above valuations incorporate certain key assumptions which are described more fully in footnote 1(k) to our audited financial statements for the fiscal year ended December 31, 2006, included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2007 and does not adjust for future forfeitures of such awards.

(3) Represents bonuses earned in fiscal year 2006 under our Executive Incentive Plan, including amounts paid in a subsequent year, as discussed more fully in our "Compensation Discussion and Analysis" section in this Proxy Statement.

(4) Represents reimbursements for commuting and temporary lodging expenses, grossed up for tax purposes, in lieu of relocation expenses.

(5) Mr. Stuart joined the Company as Senior Vice President of Finance and Chief Financial Officer in August 2006. Mr. Stuart's annual base salary is $280,000.

(6) Represents a signing bonus awarded to Mr. Stuart in connection with his employment with the Company but paid in 2007.

(7) Represents reimbursements for temporary lodging expenses, grossed up for tax purposes, in lieu of relocation expenses and a gift certificate award.

(8) Mr. Ramesh was promoted to Vice President of Finance and Principal Accounting Officer in May of 2006. Mr. Ramesh's annual base salary is $165,000.

(9) Represents a gift certificate award.

(10) Represents the pro rata portion of Mr. Brauneis' $215,451 annual base salary received prior to leaving the Company on May 31, 2006.

(11) Represents a reimbursement for unused vacation days converted upon the termination of the employment relationship.

(12) Represents the pro rata portion of Mr. Gunner's $214,339 annual base salary received prior to leaving the Company on July 7, 2006.

(13) Represents a reimbursement for unused vacation days converted upon the termination of the employment relationship.

(14) Represents the pro rata portion of Ms. Mendles $270,000 annual base salary received prior to leaving the Company on October 13, 2006.

(15) Represents a bonus awarded to Ms. Mendles pursuant to the separation agreement between Ms. Mendles and the Company, in the amount of six months of base salary, or $135,000, in connection with the successful implementation of our 2006 restructuring.

(16) Represents severance in the amount of six months of base salary, or $135,000, which was awarded upon the termination of Ms. Mendles employment relationship with the Company but payable six months from the date that Ms. Mendles left the Company; reimbursement for unused vacation days in the amount of $18,521; and reimbursement for commuting and temporary lodging expenses, grossed up for tax purposes, in lieu of relocation expenses in the amount of $12,061.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards earned for the fiscal year ended December 31, 2006 for the named executive officers:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards($/Sh)	Grant Date Fair Value of Stock and Option Awards($)(1)
William J. Leighton	6/12/2006	50,000	—	—	$264,500
William J. Stuart	8/28/2006	—	65,000	$9.50(2)	$299,200
	8/28/2006	35,000	—	—	$288,750
T.S. Ramesh	5/31/2006	—	30,000	$6.09	$100,095
	11/7/2006	7,500	—	—	$ 52,350
Paul F. Brauneis	—	—	—	—	—
Christopher Gunner	5/31/2006	—	40,000	$6.09	$133,460
Jo-Anne Mendles	5/31/2006	—	40,000	$6.09	$133,460

(1) Represents the fair value of the awards estimated in accordance with FAS 123(R). Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the common stock at such future date as the option is exercised.

(2) Mr. Stuart was granted stock options at an exercise price of 15% above the market price per share on the date of grant.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.

The Company sets the amount of salary and bonus for its executive officers using the policies and procedures set forth in the "Compensation Discussion and Analysis" section above. We have a limited number of executives with broad functional responsibilities and substantial industry experience. We rely heavily on these executive officers and endeavor to set the salary and bonus component of each executive officer's compensation at a level which is commensurate with their experience, responsibility and industry practice, while including an equity and incentive component that is a meaningful proportion of the total compensation. We do not enter into employment agreements with our executive officers; however, we have entered into Severance Pay Agreements with each of Dr. Leighton and Messrs. Stuart and Ramesh, as described more fully in the "Employment Contracts and Change of Control Arrangements" section of this Proxy Statement. We previously entered into a Severance Pay Agreement with Mr. Brauneis pursuant to which no payments were made upon his termination of employment. Further, Ms. Mendles received payments and other benefits pursuant to a separation agreement entered into with Avici upon her departure from the Company, which is discussed in more detail in the Compensation Discussion and Analysis. Mr. Gunner also entered into a separation agreement with the Company upon his departure. The compensation paid to Mr. Brauneis, Ms. Mendles and Mr. Gunner in 2006 is disclosed in the Summary Compensation Table.

All of the awards listed in the "Grants of Plan-Based Awards Table" above were granted under the Company's 2000 Stock Option and Incentive Plan. The restricted stock awards granted to each of Dr. Leighton in the amount of 50,000 shares on June 12, 2006; Mr. Stuart in the amount of 35,000 shares on August 28, 2006; and Mr. Ramesh in the amount of 7,500 shares on November 7, 2007; vest upon the earlier of the fifth anniversary of the grant date or the achievement by the Company of certain financial milestones. The stock option award granted to Mr. Stuart in the amount of 65,000 options on August 28, 2006 vests over four years, with 25% vesting on the first anniversary of the grant date and the balance vesting in equal monthly installments of 2.0833%. The stock option award granted to Mr. Ramesh in the amount of 30,000 options on May 31, 2006 vests over three years, with 50% vesting on the first anniversary of the grant date and the balance vesting in equal monthly installments of 2.0833%. Each of Mr. Gunner and Ms. Mendles received stock options awards in the amount of 40,000 options on May 31, 2006 which were forfeited to the Company upon the termination of each of their employment relationships with the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards, as of the completed 2006 fiscal year, held by the named executive officers:

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(#)(1)	Market Value of Shares or Units of Stock that Have Not Vested($)(2)
William J. Leighton (3)							
May 26, 2004	4,374	4,376	—	$10.63	5/26/2014	—	—
July 20, 2004	834	416	—	$10.23	7/20/2014	—	—
April 27, 2005	125,000	175,000	—	$ 4.62	4/27/2015	—	—
June 12, 2006	—	—	—	—	—	50,000	$264,500
William J. Stuart (4)							
August 28, 2006	0	65,000	—	$ 9.50	8/28/2016	—	—
August 28, 2006	—	—	—	—	—	35,000	$288,750
T.S. Ramesh (5)							
April 22, 2003	5,750	1,250	—	$ 4.00	4/22/2013	—	—
June 11, 2004	6,250	3,750	—	$10.77	6/11/2004	—	—
April 27, 2005	—	—	—	—	—	7,500	$ 34,650
May 31, 2006	0	30,000	—	$ 6.09	5/31/2016	—	—
November 7, 2006	—	—	—	—	—	7,500	$ 52,350
Paul F. Brauneis (6)	—	—	—	—	—	—	—
Jo-Ann Mendles (7)							
June 6, 2005	16,666	0	—	$ 4.32	2/15/2007	—	—
Christopher Gunner (8)	—	—	—	—	—	—	—

(1) The Restricted Stock Awards granted by the Company in 2006 vest on the earlier of five years from the date of grant or the achievement by the Company of certain financial objectives over a period of consecutive quarters.

(2) The fair value of stock awards is determined based on the fair market value of the stock on the date of grant

(3) Each of Dr. Leighton's option awards vest over 4 years in equal monthly increments of 2.0833% per month.

(4) Mr. Stuart's option award was granted at 15% above the fair market value on the date of grant and vest over four years as follows: 25% of the shares vesting on the first anniversary of the grant date and the remaining shares vesting in equal monthly increments of 2.0833% per month.

(5) Mr. Ramesh's option awards vest as follows: The award granted on April 22, 2003 and the award granted on June 11, 2004 vest over four years in equal monthly increments of 2.0833% per month; and the award granted on May 31, 2006 vests over three years, with 50% vesting on the first anniversary of the grant date and the remaining shares vesting in equal monthly increments of 2.0833% per month.

(6) Mr. Brauneis left the Company on May 31, 2006.

(7) Ms. Mendles left the Company on October 13, 2006.

(8) Mr. Gunner left the Company on July 7, 2006.

Option Exercises and Stock Vested Table

The following table sets forth information concerning exercises of option awards and vesting of restricted stock for the fiscal year ended December 31, 2006 for the named executive officers:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
William J. Leighton	—	—	—	—
William J. Stuart	—	—	—	—
T.S. Ramesh	8,000	$ 32,750	—	—
Paul F. Brauneis	98,790	$213,890	15,000	$123,000
Christopher Gunner	111,499	$252,009	18,000	$147,600
Jo-Ann Mendles	—	—	—	—

Report of the Audit Committee

The Board of Directors has an Audit Committee which assists it in the oversight of the accounting and financial reporting process and internal controls of the Company and which oversees the appointment and activities of the Company's registered public accounting firm, including the annual audit of the Company's consolidated financial statements. The Audit Committee regularly discusses with management and the registered public accounting firm the financial information developed by the Company, the Company's systems of internal controls and its audit process. As part of its duties under its charter, the Audit Committee appoints, evaluates and retains the Company's registered public accounting firm each fiscal year. It also maintains direct responsibility for the compensation, termination and oversight of the registered public accounting firm and evaluates their qualifications, performance and independence. Under its charter, the Audit Committee will approve all services provided to the Company by the registered public accounting firm and will review all non-audit-related services to ensure they are permitted under current laws and regulations. The Audit Committee has adopted a policy that it will pre-approve non audit-related services to be performed by the Company's registered public accounting firm.

The Audit Committee has reviewed the audited consolidated financial statements of the Company as of December 31, 2006 and for the year ended December 31, 2006, and has discussed them with both management and Ernst & Young LLP, the Company's registered public accounting firm. Management has represented to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has also discussed with the registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as currently in effect, including various matters pertaining to the audit, including the Company's financial statements, the report of the registered public accounting firm on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures and policies employed by the Company. The Audit Committee has received the written disclosures and the letter from the registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and has discussed with Ernst & Young LLP that firm's independence.

Based on its review of the financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

THE AUDIT COMMITTEE

Richard T. Liebhaber, Chairman
William Ingram
Robert P. Schechter

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in any such filing.

Relationship with the Registered Public Accounting Firm

Ernst & Young LLP has been the independent registered public accounting firm that audits the financial statements of the Company and its subsidiaries since July 1, 2002.

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services performed by Ernst & Young LLP. The Audit Committee pre-approved the provision of the services described below in accordance with such policy and determined that the provision of such services was compatible with the maintenance of Ernst Young LLP's independence in the conduct of its audit.

Fees

The following sets forth the aggregate fees billed by Ernst & Young LLP to the Company for services provided during the fiscal years ended December 31, 2006 and December 31, 2005.

Audit Fees

Fees for audit services totaled approximately $327,000 for 2006 and $283,000 for 2005, including fees associated with the annual audit, including the audit of the effectiveness of internal control over financial reporting and the reviews of the Company's quarterly reports on Form 10-Q.

Audit-Related Fees

Fees for audit-related services totaled approximately $2,500 for 2006 and $2,500 for 2005. Audit-related services in both 2005 and 2006 related to the provision by Ernst & Young LLP of on-line technical resources.

Tax Fees

Fees for tax services, including tax compliance and tax advice were approximately $47,000 for 2006 and $45,000 for 2005.

All Other Fees

There were no fees billed by Ernst & Young LLP for services other than those described above for fiscal years 2006 and 2005.

In 2006 and 2005, no fees were paid to Ernst & Young LLP under a *de minimus* exception to the rules and regulations of the Regulatory Bodies applicable to the Company relating to the provision of audit services that waives the pre-approval requirement for certain audit-related, tax and other services provided by the registered public accounting firm.

Compensation Committee Interlocks and Insider Participation

Currently, Mr. Ingram and Mr. Liebhaber serve as members of the Compensation Committee of the Board of Directors. The Compensation Committee establishes the salary and other compensation for the Company's executive officers and administers the Company's stock plans. Mr. Liebhaber and Mr. Ingram are not and have never been employed by Avici. No interlocking relationship exists between any member of our Board of Directors or our Compensation Committee and any member of the Board of Directors or compensation committee of any other company and no such interlocking relationship has existed in the past.

Transactions with Related Persons

In connection with the review and approval or ratification of any related party transaction, the Audit Committee considers whether the transaction will compromise the Company's professional standards included in its Code of Business Conduct and Ethics. In the case of any related person transaction involving an outside director or nominee for director, the Audit Committee also considers whether the transaction will compromise the director's status as an independent director as prescribed in the Nasdaq listing standards.

All related person transactions are required to be disclosed in the Company's applicable filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended and related rules.

In 2006, Avici was not a participant in any transaction or series of transactions or business relationship in which the amount involved exceeded $120,000 and in which any of its officers, directors or stockholders who own more than 5% of the Company's Common Stock had or will have a direct or indirect material interest, nor is there currently proposed any such transaction or series of transactions or business relationship.

Compensation of Directors

During the fiscal year ended December 31, 2006, directors who are not otherwise employed by the Company received annual cash compensation for their services as directors, and reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings. Such directors receive annual cash compensation in the amount of $15,000, paid quarterly, and $1,000 for each Board or Committee meeting attended in person or $500 for each Board or Committee meeting attended telephonically.

Pursuant to our 2000 Non-Employee Director Stock Option Plan, as amended (the "2000 Director Plan"), each Non-Employee Director who becomes a member of the Board of Directors will be automatically granted on the date first elected to the Board of Directors an option to purchase 8,750 shares of Common Stock, which will vest in four equal installments over four years. In addition, provided that the director continues to serve as a member of the Board of Directors, each Non-Employee Director will be automatically granted on the date of each annual meeting of stockholders following his or her initial option grant date an option to purchase 3,750 shares of Common Stock, 1,250 shares of which will vest immediately and 2,500 shares of which will vest in four equal installments over four years. Grants are subject to adjustment as set forth in the 2000 Director Plan. All options granted under the 2000 Director Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant and a term of ten years from the date of grant. Unvested options terminate following the date that the director ceases to be a director for any reason other than death or permanent disability. Vested options may be exercised at any time during the option term, but expire 180 days following the date that the director ceases to be a director for any reason other than death or permanent disability. The term of the Director Plan is ten years, unless sooner terminated by vote of the Board of Directors.

Directors are also eligible for option grants and stock purchases and awards under the 2000 Plan. During fiscal year ended December 31, 2006, each Non-Employee director received an option to purchase 1,250 shares of Common Stock under the 2000 Plan at an exercise price equal to the fair market value of Common Stock on the date of grant.

Name(1)	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard T. Liebhaber	2006	$35,000	—	$11,046	—	—	—	$46,046
Robert P. Schechter	2006	$26,000	—	$11,736	—	—	—	$37,736
William Ingram	2006	$35,000	—	$14,271	—	—	—	$49,271

(1) For information concerning compensation earned in fiscal year 2006 by William J. Leighton, our President, Chief Executive Officer and a member of our board of directors, please see the Summary Compensation Table in this proxy statement.

(2) Represents the expense associated with all stock options granted for each individual director which was recognized by the Company in fiscal year 2006 as estimated using the Black-Scholes valuation model in accordance with FAS 123(R). The above valuations incorporate certain key assumptions which are described more fully in footnote 1(k) to our audited financial statements for the fiscal year ended December 31, 2006, included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2007 and does not adjust for future forfeitures of such awards.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND DIRECTORS

The following table sets forth as of April 16, 2007 (unless otherwise indicated), certain information regarding beneficial ownership of the Company's Common Stock (i) by each director of the Company and each nominee for director, (ii) by each named executive officer, (iii) by all directors and executive officers of the Company as a group and (iv) by each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock. Unless otherwise listed below, each five percent stockholder maintains a business address at: c/o Avici Systems Inc., 101 Billerica Avenue, North Billerica, Massachusetts, 01862.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature Of Beneficial Ownership (1)	Percent of Class (2)
Executive Officers and Directors			
William J. Leighton (3)	Common Stock	192,794	1.37%
William J. Stuart (4)	Common Stock	35,000	*
T.S. Ramesh (5)	Common Stock	45,250	*
Paul F. Brauneis (6)	Common Stock	0	*
Christopher W. Gunner (7)	Common Stock	0	*
Jo-Ann Mendles (8)	Common Stock	0	*
William Ingram (9)	Common Stock	16,357	*
Richard T. Liebhaber (10)	Common Stock	59,793	*
Robert P. Schechter (11)	Common Stock	16,357	*
All named executive officers and directors as a group (9 persons) (12)	Common Stock	365,551	2.60%
Five Percent (5%) Stockholders			
Citadel Limited Partnership (13) 131 Dearborn Street, 32nd Floor Chicago, IL, 60603	Common Stock	1,241,129	8.84%
Renaissance Technologies Corp. (14) 800 Third Avenue New York, NY 10022	Common Stock	1,108,600	7.90%
Coghill Capital Management LLC (15) One North Wacker Drive, Suite 4725 Chicago, IL 60606	Common Stock	817,380	5.83%

* Less than one percent of the outstanding Common Stock.

(1) The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the SEC and are not necessarily indicative of beneficial ownership for any other purpose. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of April 16, 2007 are deemed outstanding for computing the percentage of the person or entity holding such securities, but are not deemed outstanding for computing the percentage of any other person or entity. Shares reported as beneficially owned by former executive officers are reported as to the best of the Company's knowledge.

(2) Percentage of beneficial ownership is based on 14,026,374 shares of Common Stock outstanding as of April 16, 2007.

(3) Includes 163,647 shares issuable upon exercise of options within 60 days of April 16, 2007.

(4) Consists of 35,000 shares of performance based restricted stock which are subject to forfeiture and restrictions in accordance with performance vesting milestones.

(5) Includes 15,000 shares of performance based restricted stock which are subject to forfeiture and restrictions in accordance with performance vesting milestones and 29,500 shares issuable upon exercise of options within 60 days of April 16, 2007.

(6) As of May 31, 2006, Mr. Brauneis was no longer an executive officer of the Company.

(7) As of July 7, 2006, Mr. Gunner was no longer an executive officer of the Company.

(8) As of October 13, 2006, Ms. Mendles was no longer an executive officer of the Company.

(9) Consists of 16,357 shares issuable upon exercise of options within 60 days of April 16, 2007.

(10) Consists of 25,000 shares held in a living trust for Mr. Liebhaber's wife and 34,793 shares issuable upon exercise of options within 60 days of April 16, 2007.

(11) Consists of 16,357 shares issuable upon exercise of options within 60 days of April 16, 2007.

(12) All directors, nominees and executive officers as a group hold options to purchase 365,551 shares of common stock which may be exercised within 60 days of April 16, 2007.

(13) According to the Amended Schedule 13G filed with the SEC dated February 13, 2007, Citadel Limited Partnership has shared voting power over the securities with each of Citadel Investment Group, L.L.C., Kenneth Griffin, Citadel Derivatives Group, LLC and Citadel Equity Fund Ltd.

(14) According to the Schedule 13G filed with the SEC dated February 12, 2007, Renaissance Technologies Corp. ("RTP"), is an investment advisor in accordance with Section 240.13d-a(b)(1)(ii)(E), and James H. Simons, a control person of RTP, has sole power to vote the shares.

(15) According to the Amended Schedule 13G filed with the SEC dated February 14, 2007, Coghill Capital Management L.L.C. is an entity which serves as the investment manager of CCM Master Qualified Fund, Ltd. and has shared voting and investment power over the shares held by CCM Master Qualified Fund, Ltd. and Clint D. Coghill, as the managing member of Coghill Capital Management, L.L.C. shares the investment and voting power over shares beneficially owned by Coghill Capital Management, L.L.C. Except for CCM Master Qualified Fund, Ltd., each of the reporting persons disclaims beneficial ownership except to the extent of their pecuniary interest therein.

Equity Compensation Plan Information

The following table provides information about the Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of December 31, 2006, including the 1997 Plan, the 2000 Plan, the 2000 Director Plan and the 2000 Employee Stock Purchase Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders (1)	1,906,437	$8.69(2)	1,940,104(3)
Equity compensation not approved by security holders (4)	0	$	N/A
Total		$	

(1) Consists of the 1997 Stock Incentive Plan, the 2000 Stock Option and Incentive Plan, the 2000 Non-Employee Director Stock Option Plan and the 2000 Employee Stock Purchase Plan.

(2) Excludes the weighted average exercise price for shares to be issued under the 2000 Employee Stock Purchase Plan because the weighted average exercise price cannot be determined. Eligible employees may purchase Common Stock at a price equal to 85% of the lower of the fair market value of the Common Stock (i) at the beginning of the offering period or (ii) at the end of the purchase period, whichever is lower. Participation is limited to 10% of the employees' eligible compensation, not to exceed $25,000 per calendar year or amounts allowed by the Internal Revenue Code.

(3) Of these shares, 1,695,554 shares remained available for grant under the 2000 Plan, 88,750 shares remained available for grant under the 2000 Director Plan and 155,800 shares remained available for grant under the 2000 Employee Stock Purchase Plan as of December 31, 2006. No further grants may be made under the 1997 Plan. On January 1 of each year, the aggregate number of shares available for grant under the 2000 Director Plan will automatically increase by the number of shares necessary to cause the total number of shares then available for grant to be 100,000 shares. On January 1 of each year, the aggregate number of shares available for grant under the 2000 Employee Stock Purchase Plan will automatically increase by the number of shares necessary to cause the total number of shares then available for grant to be 187,500 shares.

(4) Does not include warrants to purchase 800,000 shares of Common Stock we issued to a strategic partner on January 7, 2004 outside of the Company Plans. These warrants were not granted pursuant to a formal equity compensation plan approved by the Board of Directors, but were instead granted as an individual equity compensation arrangement in connection with the execution of a strategic partnership agreement and authorized by the Board of Directors. The warrant is nonforfeitable, has a term of approximately seven years from the date of issuance and is exercisable after seven years. The exercise price is $8.03 per share subject to an adjustment equal to the per share value of the special dividend.

Change in Control and Severance Agreements

Our Severance Pay Agreement, dated March 15, 2006, with William J. Leighton provides that upon termination of employment by the Company without cause or by Dr. Leighton for good reason, he will receive twelve months continuation of salary and benefits and six months acceleration of remaining unvested options. Upon a change in control, Dr. Leighton will receive accelerated vesting of 50% of remaining unvested options. If, in connection with a change in control, Dr. Leighton is terminated without cause or resigns for good reason, he will receive accelerated vesting of 100% of remaining unvested options.

Our Severance Pay Agreement, dated August 28, 2006, with William J. Stuart provides that upon termination of Mr. Stuart's employment without cause or by Mr. Stuart for good reason, Mr. Stuart will receive twelve months continuation of salary and benefits. In the event that Mr. Stuart is terminated without cause prior to a change of control, he will receive six months acceleration of remaining unvested options. Upon a change in control, Mr. Stuart will receive accelerated vesting of 50% of remaining unvested options. If, in connection with a change in control, Mr. Stuart is terminated without cause or resigns for good reason, he will receive accelerated vesting of 100% of remaining unvested options.

Our Amended and Restated Severance Pay Agreement, dated November 7, 2006, with T.S. Ramesh provides that upon termination of Mr. Ramesh's employment without cause or by Mr. Ramesh for good reason, Mr. Ramesh will receive six months continuation of salary and benefits. In the event that Mr. Ramesh is terminated without cause prior to a change of control, he will receive six months acceleration of remaining unvested options.

Our Amended and Restated Retention Bonus Agreement, dated November 7, 2006, with T.S. Ramesh provides that upon a change in control, Mr. Ramesh will receive accelerated vesting of 50% of remaining unvested options, and if, in connection with a change in control, Mr. Ramesh is terminated without cause or resigns for good reason, he will receive accelerated vesting of 100% of remaining unvested options.

INFORMATION REGARDING PROPOSALS 2, 3 AND 4

Background and Reason for Proposed Amendments to Stock Plans

Upon the recommendation of the Compensation Committee, on April 18, 2007, the Board of Directors approved the amendment and restatement of our Amended 2000 Stock Option and Incentive Plan (the "2000 Plan"), 1997 Stock Incentive Plan (the "1997 Plan") and 2000 Non-Employee Director Stock Option Plan (the "2000 Director Plan" and collectively, the "Plans"), each contingent upon shareholder approval. The restatements clarify the provisions under, and in the case of the 2000 Director Plan, reconcile inconsistencies with the other Plans with respect to equitable adjustments applicable to, among other things, outstanding awards and the number of shares available for grant under the Plans in the event of extraordinary events, such as a special cash dividend. The restatements further provide greater clarity for the Board, upon consummation of any specific acquisition of the Company, to accelerate the vesting of options and other outstanding awards. In the case of the 2000 Plan, the restatement aligns the 2000 Plan with the other Plans and the Company's general practice to limit the maximum term of options under the Plans. In addition, in further consideration of principles of best practices, the Board also approved amendments to each of the Plans to provide that no award shall be repriced by cancellation or amendment of such award without shareholder approval, other than in connection with provisions applicable to equitable adjustment or an acquisition of the Company, if the effect would be to reduce the exercise price for the shares underlying the award. The Board also amended the definition of fair market value in light of the approval of Nasdaq as a securities exchange and new SEC option disclosure obligations.

Equitable Adjustments Upon Extraordinary Events

On April 18, 2007, we announced that our Board of Directors declared a special cash dividend of $2.00 per share, payable on June 22, 2007 to all stockholders of record on June 11, 2007. Following the ex-dividend date for the special dividend, the Board of Directors shall adjust the total number of shares authorized under the Plans, any per participant limits, the number of shares subject to outstanding options and related vesting schedules, the number of shares available for future grant and the exercise price per share of outstanding options; provided that any adjustment under the 2000 Director Plan is contingent upon stockholder approval of the amendment and restatement of the 2000 Director Plan described herein. Although the 2000 Plan and the 1997 Plan previously required such adjustments upon the payment of a special cash dividend, and the 2000 Director Plan required equitable adjustments upon certain other recapitalization events, the Board approved amendments to each of the Plans to clarify, and in the case of the 2000 Director Plan, broaden the equitable adjustment provisions. Further, to align the equitable adjustment provisions of the 2000 Director Plan with the applicable provisions in the 2000 Plan and 1997 Plan, the Board amended the 2000 Director Plan to broaden the types of extraordinary events triggering equitable adjustments, including but not limited to the payment of a special cash dividend. The 2000 Director Plan, as amended and restated, also provides for the adjustment of the number of options subject to automatic grant and the related vesting schedule for each such option.

In theory (and disregarding other events that may affect financial markets), when a company transfers part of its assets to shareholders, its stock price declines by the amount of the special dividend. While shareholders are able to offset the decline in stock price with the special cash dividend, optionholders are not able to offset the decline in stock price because they are not eligible to receive the dividend. As a result, in accordance with the 2000 Plan and the 1997 Plan, as well as the amended and restated 2000 Director Plan, outstanding options will be adjusted as follows:

- the exercise price of each outstanding stock option, whether vested or unvested, will be adjusted downward to maintain the same ratio of exercise price to fair market value of the underlying Common Stock before and after the special cash dividend; and
- the number of shares of Common Stock that may be purchased upon the exercise of each outstanding option, whether vested or unvested, will be adjusted upward to maintain the value of the option before and after the payment of the special cash dividend.

In addition, the total number of shares available for grant under the 2000 Plan shall be adjusted upward in accordance with the terms of the 2000 Plan. Further, contingent on shareholder approval of the amended and restated 2000 Director Plan, each of (i) the total number of shares available for grant under the 2000 Director Plan, which annually increases by such number of shares necessary to cause the total number of shares then available to be 100,000 shares, (ii) the automatic grant of options to purchase 8,750 shares to non-employee directors upon election to the board and (iii) the automatic annual grant of options to purchase 3,750 shares to non-employee directors shall also adjust upward as a result of the payment of the special cash dividend. The aggregate number of shares authorized under each of the 2000 Plan and the 2000 Director Plan shall increase only by the number of shares necessary to cover the adjustment to outstanding awards and shares available for grant. The aggregate number of shares authorized under the 1997 Plan shall increase only by the number of shares necessary to cover the adjustment to outstanding awards. The Company has not made any grants under the 1997 Plan since August 2, 2000.

Flexibility Regarding Acceleration of Outstanding Awards Upon Acquisition

In order to provide greater flexibility and incentive to consummate any strategic alternative that the Board may determine is in the best interests of stockholders, the Board approved the elimination of a provision in the 2000 Plan and the 1997 Plan limiting the Board's ability to determine the degree, if any, of the acceleration of vesting of options and other outstanding awards, at the time of and upon consummation of any specific acquisition of the Company. The Board determined that such a limitation, particularly given that such a provision does not exist in the 2000 Director Plan, may limit the Board's ability to take action to promote any transaction it considers in the best interest of the Company's shareholders, and may preclude equitable action with respect to outstanding awards in the event of a change of control.

Ten Year Limitation on Term of Options

As provided in the 1997 Plan and the 2000 Director Plan, and consistent with the Company's general practice, the Board approved an amendment to the 2000 Plan limiting the term of all options granted under the 2000 Plan after April 18, 2007 to ten years.

Shareholder Approval of Repricing

In consideration of principles of best practices, the amendment and restatement of each of the Plans approved by the Board provides that stockholder approval is required to reprice any award by cancellation or amendment of such award, other than in connection with provisions providing for equitable adjustment or a substitution or conversion upon an acquisition, if the effect would be to reduce the exercise price for the shares underlying the award.

Definition of Fair Market Value

In light of the approval of the Nasdaq Global Market as a securities exchange, SEC option disclosure obligations and other recent trends, the Board approved a change in the 2000 Director Plan to the definition of "fair market value," which is the required exercise price of all shares covered by options granted under the 2000 Director Plan. Previously, if our Common Stock was publicly traded, fair market value was determined by the average of the high and low price of the Common Stock on the principal national securities exchange on the date of grant (if the Common Stock traded on a principal national securities exchange), the last reported sale price on the Nasdaq National Market (if the Common Stock traded on the Nasdaq National Market) or the closing bid price or average of bid prices last quoted by an established quotation service or over-the-counter securities (if the Common Stock did not trade on Nasdaq or a principal securities exchange). The amendment to the definition provides that fair market value shall mean the closing price on the Nasdaq Global Market or other principal securities exchange, if the Common Stock is then traded on a national securities exchange. If the Common Stock is not then traded on a national securities exchange, fair market value shall continue to be determined in the manner prescribed in the 2000 Director Plan prior to the restatement.

APPROVAL OF THE AMENDED AND RESTATED 2000 STOCK OPTION AND INCENTIVE PLAN

Proposal No. 2

Proposed Amendments to the 2000 Plan

The amendment and restatement of the 2000 Plan:

- Clarifies the equitable adjustments required in connection with certain extraordinary events applicable to, among other things, outstanding awards, numeric grant limitations and the number of shares available for grant under the 2000 Plan and, accordingly, upon payment of the special cash dividend on June 22, 2007, the exercise price of each outstanding stock option under the 2000 Plan will be adjusted downward and the number of shares of Common Stock that may be purchased upon the exercise of each outstanding option and the total number of shares available for grant under the 2000 Plan shall each be adjusted upward;
- Provides the Board with greater flexibility to determine the degree, if any, of the acceleration of vesting of options and other outstanding awards under the 2000 Plan at the time of and upon consummation of any specific acquisition of the Company;
- Limits the term of options granted in the future under the 2000 Plan to ten years; and
- Requires shareholder approval to reprice awards under the 2000 Plan by cancellation or amendment of such awards, other than in connection with an equitable adjustment or substitution or conversion upon an acquisition of the Company, if the effect would be to reduce the exercise price for the shares underlying the award.

Avici proposes to restate Section 3(c) of the 2000 Plan as follows:

3. *Stock Available for Awards*

c. *Adjustment to Common Stock.* In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Board (or substituted Awards may be made), in order in the case of each outstanding Award to preserve the economic value of the Award. If Section 7(e)(i) applies for any event, this Section 3(c) shall not be applicable. Adjustments under this Section 3(c) shall be mandatory and shall be final, binding and conclusive.

Avici proposes to restate Section 4(d) of the 2000 Plan as follows:

d. *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement. Following April 18, 2007, no Option will be granted for a term in excess of ten (10) years from the date of grant of the Option.

Avici proposes to restate Section 7(e)(i)(A) of the 2000 Plan as follows:

e. *Acquisition of the Company*

(i) *Consequences of an Acquisition.*

(A) Upon the consummation of an Acquisition, the Board shall take any one or more of the following actions with respect to then outstanding Awards: (a) provide that outstanding Options shall be assumed, or equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided that any such Options substituted for Incentive Stock Options shall satisfy, in the determination of the Board, the requirements of Section 424(a) of the Code; (b) upon written notice to the Participants, provide that all or a portion of then unexercised Options will become exercisable in full or in part as of a specified time (the "*Acceleration Time*") prior to the Acquisition and will terminate immediately prior to the consummation of such Acquisition, except to the extent exercised by the Participants between the Acceleration Time and the consummation of such Acquisition; (c) in the event of an Acquisition under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share of Common Stock surrendered pursuant to such Acquisition (the "*Acquisition Price*"), provide that all outstanding Options shall terminate upon consummation of such Acquisition and each Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the Acquisition Price multiplied by the number of shares of Common Stock subject to such outstanding Options (whether or not then exercisable), exceeds (y) the aggregate exercise price of such Options; (d) provide that all or any portion of the Restricted Stock Awards then outstanding shall become free of all or certain restrictions prior to the consummation of the Acquisition; and (e) provide that any other stock-based Awards outstanding (x) shall become exercisable, realizable or vested in full or in part, or shall be free of all or certain conditions or restrictions, as applicable to each such Award, prior to the consummation of the Acquisition, or (y), if applicable, shall be assumed, or equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof).

Avici proposes to restate Section 7(g) of the 2000 Plan as follows:

g. *Amendment of Awards.* The Board may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, *provided that*, except as otherwise provided in Section 7(e)(iii), the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant, *provided further that*, no Award may be repriced by cancellation or amendment of such Award without approval of the shareholders of the Company (except pursuant to Section 3(c) or 7(e)) if the effect would be to reduce the exercise price for the shares underlying such Award.

The principal provisions of the 2000 Plan, as amended and restated, are summarized below. The summary is qualified in its entirety by reference to the actual plan, which is attached to this Proxy Statement as Appendix A.

Description of the Amended and Restated 2000 Stock Option and Incentive Plan, Subject to Shareholder Approval

General. The purpose of the 2000 Plan is to provide stock options and other equity interests to our employees, officers, directors, consultants and advisors. Stock options, restricted stock, and other stock based awards may be granted under the 2000 Plan. Options granted under the 2000 Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code ("Code"), or nonstatutory stock options.

Administration. The 2000 Plan is administered by our Board of Directors (the "Board"), which may delegate its authority to the Compensation Committee of the Board (hereafter, the "Committee") and, in certain cases, to our executive officers.

Plan Benefits. Because benefits under the 2000 Plan depend on the Committee's actions and the fair market value of common stock at various future dates, it is not possible to determine the benefits that will be received by officers and other employees under the 2000 Plan.

Eligibility. Incentive stock options may be granted only to employees. Nonstatutory stock options, restricted stock, and other stock based awards may be granted under the 2000 Plan to employees, officers, directors, consultants and advisors. The Committee, in its discretion, will select the individuals to whom stock options, restricted stock, and other stock based awards will be granted, the time or times when such awards are granted, and the number of shares subject to each grant.

Limitations. The 2000 Plan provides that the maximum aggregate number of shares of common stock underlying all awards to be granted to any person in any single fiscal year of the Company is 500,000 shares of common stock. These limits are increased proportionately in the event of any stock split, stock dividend, extraordinary cash dividend or similar event.

Adjustments to Shares Subject to the 2000 Plan. In the event of a stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, (i) the number and class of securities available for Awards under the 2000 Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based award shall be adjusted by the Board (or substituted awards may be made), in order in the case of each outstanding Award to preserve the economic value of the Award. If Section 7(e)(i) applies for any event, this Section 3(c) shall not be applicable. Adjustments under this Section 3(c) shall be mandatory and shall be final, binding and conclusive.

Stock Options. The Board may grant options to purchase Common Stock to employees, officers, directors, consultants and advisors. The Board shall determine the number of shares of Common Stock to be covered by each option, the exercise price of each option, the duration of each option, and the conditions and limitations applicable to the exercise of each option and the Common Stock issued upon the exercise of each Option, including vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable, provided that the limit on the term of options granted under the 2000 Plan after April 18, 2007 is ten years. The Board may grant incentive stock options to employees subject to Section 422 of the Code; all other options shall be nonstatutory stock options. Options may be exercised by delivery of an exercise notice and payment in full of the exercise price.

Restricted Stock Awards. Restricted Stock Awards entitle the participant to purchase restricted shares of Common Stock at a price set by the Board, subject to the right of the Company to repurchase all or part of such shares in the event that the terms and conditions specified by the Board in the award agreement are not met. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company.

Terms and Conditions of Awards. Each award is to be evidenced by a written award agreement and is subject to the following additional terms and conditions:

Nontransferability of Awards. Unless otherwise determined by the Committee, awards granted under the 2000 Plan are not transferable other than by will or the laws of descent and distribution and may be exercised during the participant's lifetime only by the participant.

Termination of Status. The effect of the termination of participant's relationship with the Company on awards granted under the 2000 Plan shall be determined by the Board.

Acquisition of the Company. Upon an acquisition of the Company, the Board will either (i) provide that the outstanding options will be assumed or substituted by the acquirer; (ii) provide that all or a portion of the unvested awards will vest prior to the acquisition and terminate unless exercised prior to the acquisition; (iii) provide that in certain situations, the options shall terminate and the holders thereof shall receive a cash payment.

Amendment of Awards. The Board may amend, modify or terminate any outstanding Award, provided that the plan participant's consent to such action is required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the participant, provided further that, no Award may be repriced by cancellation or amendment of such Award without approval of the shareholders of the Company if the effect would be to reduce the exercise price for the shares underlying such Award.

Acceleration. The Board may accelerate the vesting of any award granted under the 2000 Plan in full or in part.

Other Provisions. An award agreement may contain other terms and provisions consistent with the 2000 Plan, as may be determined by the Committee.

Amendment and Termination of the 2000 Plan. The 2000 Plan shall expire on May 3, 2010, but awards previously granted may extend beyond that date. The Board may amend, suspend or terminate the 2000 Plan or any portion thereof at any time.

Federal Income Tax Consequences Relating to the Amended and Restated 2000 Stock Option and Incentive Plan

The U.S. federal income tax consequences to the Company and its employees of awards under the 2000 Plan are complex and subject to change. The following discussion is only a summary of the general U.S. federal rules applicable to the 2000 Plan.

Recipients of awards under the 2000 Plan should consult their own tax advisors since a taxpayer's particular situation may be such that some variation of the rules described below will apply. Recipients should also consult with their own tax advisors since state tax laws and foreign tax laws applicable to them may be different than the discussion below.

As discussed above, several different types of instruments may be issued under the 2000 Plan. The tax consequences related to the issuance of each is discussed separately below.

Options. As noted above, options granted under the 2000 Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options are options which are designated as such by the Company and which meet certain requirements under Section 422 of the Code and the regulations thereunder. Any option that does not satisfy these requirements will be treated as a nonstatutory stock option.

Incentive Stock Options. If an option granted under the 2000 Plan is treated as an incentive stock option, the participant will not recognize any income upon either the grant or the exercise of the option, and the Company will not be allowed a deduction for federal tax purposes. Upon a sale of the shares, the tax treatment to the participant and the Company will depend primarily upon whether the participant has met certain holding period requirements at the time he or she sells the shares. In addition, as discussed below, the exercise of an incentive stock option may subject the participant to alternative minimum tax liability.

If a participant exercises an incentive stock option and does not dispose of the shares received within two years after the date such option was granted or within one year after the transfer of the shares to him or her, any gain realized upon the disposition will be characterized as long-term capital gain and, in such case, the Company will not be entitled to a federal tax deduction.

If the participant disposes of the shares either within two years after the date the option is granted or within one year after the transfer of the shares to him or her, such disposition will be treated as a disqualifying disposition and an amount equal to the lesser of (1) the fair market value of the shares on the date of exercise minus the exercise price, or (2) the amount realized on the disposition minus the exercise price, will be taxed as ordinary income to the participant in the taxable year in which the disposition occurs. (However, in the case of gifts, sales to related parties, and certain other transactions, the full difference between the fair market value of the stock and the purchase price will be treated as compensation income.) The excess, if any, of the amount realized upon disposition over the fair market value at the time of the exercise of the option will be treated as long-term capital gain if the shares have been held for more than one year following the exercise of the option.

The exercise of an incentive stock option may subject a participant to alternative minimum tax liability. The excess of the fair market value of the shares at the time an incentive stock option is exercised over the purchase price of the shares is included in income for purposes of the alternative minimum tax even though it is not included in taxable income for purposes of determining the regular tax liability of an employee. Consequently, a participant may be obligated to pay alternative minimum tax in the year he or she exercises an incentive stock option.

In general, there will be no federal income tax deductions allowed to the Company upon the grant, exercise, or termination of an incentive stock option. However, if a participant sells or otherwise disposes of stock received on the exercise of an incentive stock option in a disqualifying disposition, the Company will be entitled to a deduction for federal income tax purposes in an amount equal to the ordinary income, if any, recognized by the participant upon disposition of the shares, provided that the deduction is not otherwise disallowed under the Code.

Nonstatutory Stock Options. Nonstatutory stock options granted under the 2000 Plan do not qualify as "incentive stock options" and will not qualify for any special tax benefits to the participant. A participant generally will not recognize any taxable income at the time he or she is granted a nonstatutory option. However, upon its exercise, the participant will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares over the exercise price. The income realized by the participant will be subject to U.S. income and other employee withholding taxes.

The participant's basis for determination of gain or loss upon the subsequent disposition of shares acquired upon the exercise of a nonstatutory stock option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of such option. Upon disposition of any shares acquired pursuant to the exercise of a nonstatutory stock option, the difference between the sale price and the participant's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at their disposition.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of a nonstatutory stock option or a sale or disposition of the shares acquired upon the exercise of a nonstatutory stock option. However, upon the exercise of a nonstatutory stock option, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that a participant is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Stock Awards. Generally, the recipient of a stock award will recognize ordinary compensation income at the time the Company's common stock associated with the stock award is received in an amount equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested (i.e., if the employee is required to work for a period of time in order to have the right to sell the stock) when it is received under the 2000 Plan and the recipient had not elected otherwise, the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. The income realized by the recipient will generally be subject to U.S. income and employment taxes.

The recipient's basis for determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested, as applicable. Upon the disposition of any stock received as a stock award under the 2000 Plan, the difference between the sale price and the recipient's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if, at the time of disposition, the shares have been held for more than one year.

Awards Under the 2000 Plan

Set forth below is a summary of outstanding restricted stock and option awards under the 2000 Plan as of April 16, 2007.

2000 Stock Option and Incentive Plan

Name and Position	Restricted Stock Awards	Option Awards
William J. Leighton President and Chief Executive Officer	—	301,250
William J. Stuart Chief Financial Officer, Senior Vice President of Finance, Secretary and Treasurer	35,000	65,000
Paul F. Brauneis Former Chief Financial Officer	—	—
T.S. Ramesh Principal Accounting Officer and Vice President of Finance	15,000	47,000
Christopher Gunner	—	—
Jo-Ann Mendles	—	—
Executive Group	50,000	413,250
Non-Executive Director Group	—	15,000
Non-Executive Officer Employee Group	79,500	1,040,598

The affirmative vote of the majority of shares present, in person or represented by proxy, and voting on Proposal 2 is required for approval of Proposal 2, provided a quorum is represented.

For the reasons set forth above, the Board of Directors recommends a vote "FOR" the approval of amending and restating the Amended 2000 Stock Option and Incentive Plan.

APPROVAL OF THE AMENDED AND RESTATED 1997 STOCK INCENTIVE PLAN

Proposal No. 3

Proposed Amendments to the 1997 Plan

The amendment and restatement of the 1997 Plan:

- Clarifies the equitable adjustments required in connection with certain extraordinary events applicable to, among other things, outstanding awards, numeric grant limitations and the number of shares available for grant under the 1997 Plan and, accordingly, upon payment of the special cash dividend on June 22, 2007, the exercise price of each outstanding stock option under the 1999 Plan will be adjusted downward and the number of shares of Common Stock that may be purchased upon the exercise of each outstanding option shall each be adjusted upward;
- Provides the Board with greater flexibility to determine the degree, if any, of the acceleration of vesting of options and other outstanding awards under the 1997 Plan at the time of and upon consummation of any specific acquisition of the Company; and
- Requires shareholder approval to reprice awards under the 1997 Plan by cancellation or amendment of such awards, other than in connection with an equitable adjustment or substitution or conversion upon an acquisition of the Company, if the effect would be to reduce the exercise price for the shares underlying the award.

The 1997 Plan shall expire on June 17, 2007; however, no grants were made under the 1997 Plan after August 2, 2000. Awards previously granted may extend beyond June 17, 2007.

Avici proposes to restate Section 4(c) of the 1997 Plan as follows:

(c) *Adjustment to Common Stock.* In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Board (or substituted Awards may be made), in order in the case of each outstanding Award to preserve the economic value of the Award. If Section 8(e)(1) applies for any event, this Section 4(c) shall not be applicable. Adjustments under this Section 4(c) shall be mandatory and shall be final, binding and conclusive.

Avici proposes to restate Section 8(e)(1) of the 1997 Plan as follows:

(e) *Acquisition Events*

(1) *Consequences of Acquisition Events.* Upon the occurrence of an Acquisition Event (as defined below), or the execution by the Company of any agreement with respect to an Acquisition Event, the Board shall take any one or more of the following actions with respect to then outstanding Awards: (i) provide that outstanding Options shall be assumed, or equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided that any such Options substituted for Incentive Stock Options shall satisfy, in the determination of the Board, the requirements of Section 424(a) of the Code; (ii) upon written notice to the Participants, provide that all or a portion of then unexercised Options will become exercisable in full or in part as of a specified time (the "Acceleration Time") prior to the Acquisition Event and will terminate immediately prior to the consummation of such Acquisition Event, except to the extent exercised by the Participants

between the Acceleration Time and the consummation of such Acquisition Event; (iii) in the event of an Acquisition Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share of Common Stock surrendered pursuant to such Acquisition Event (the "Acquisition Price"), provide that all outstanding Options shall terminate upon consummation of such Acquisition Event and each Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of shares of Common Stock subject to such outstanding Options (whether or not then exercisable), exceeds (B) the aggregate exercise price of such Options; (iv) provide that all or any portion of the Restricted Stock Awards then outstanding shall become free of all or certain restrictions prior to the consummation of the Acquisition Event; and (v) provide that any other stock-based Awards outstanding (A) shall become exercisable, realizable or vested in full or in part, or shall be free of all or certain conditions or restrictions, as applicable to each such Award, prior to the consummation of the Acquisition Event, or (B), if applicable, shall be assumed, or equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof).

An "Acquisition Event" shall mean: (a) any merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 51% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation; (b) any sale of all or substantially all of the assets of the Company; or (c) the complete liquidation of the Company.

Avici proposes to restate Section 8(g) of the 1997 Plan as follows:

(g) *Amendment of Award.* The Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, *provided that* the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant, *provided further that* no Award may be repriced by cancellation or amendment of such Award without approval of the shareholders of the Company (except pursuant to Section 4(c) or Section 8(e)) if the effect would be to reduce the exercise price for the shares underlying such Award.

The principal provisions of the 1997 Plan, as amended and restated, are summarized below. The summary is qualified in its entirety by reference to the actual plan, which is attached to this Proxy Statement as Appendix B.

Description of the Amended and Restated 1997 Stock Incentive Plan, Subject to Shareholder Approval

General. The purpose of the 1997 Plan is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Company's stockholders.

Administration. The 1997 Plan is administered by our Board, which may delegate its authority to the Committee and, in certain cases, to our executive officers.

Plan Benefits. Because benefits under the 1997 Plan depend on the Committee's actions and the fair market value of common stock at various future dates, it is not possible to determine the benefits that will be received by officers and other employees under the 1997 Plan.

Eligibility. Incentive stock options may be granted only to employees. Nonstatutory stock options, restricted stock, and other stock based awards may be granted under the 1997 Plan to employees, officers, directors, consultants and advisors. The Committee, in its discretion, will select the individuals to whom stock options, restricted stock, and other stock based awards will be granted, the time or times when such awards are granted, and the number of shares subject to each grant.

Limitations. The 1997 Plan provides that the maximum aggregate number of shares of common stock underlying all awards to be granted to any person in any single fiscal year of the Company is 250,000 shares of common stock. These limits are increased proportionately in the event of any stock split, stock dividend, extraordinary cash dividend or similar event.

Adjustments to Shares Subject to the 1997 Plan. In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend (i) the number and class of securities available under the 1997 Plan, (ii) the number and class of security, vesting schedule and exercise price per share subject to each outstanding option, (iii) the repurchase price per security subject to each outstanding restricted stock award, and (iv) the terms of each other outstanding stock-based award shall be adjusted by the Board (or substituted awards may be made), in order, in the case of each outstanding award to preserve the economic value of the Award. If Section 8(e)(1) applies for any event, this Section 4(c) shall not be applicable. Adjustments under this Section 4(c) shall be mandatory and shall be final, binding and conclusive.

Stock Options. The Board may grant options to purchase Common Stock to employees, officers, directors, consultants and advisors. The Board shall determine the number of shares of Common Stock to be covered by each option, the exercise price of each option, the duration of each option, and the conditions and limitations applicable to the exercise of each option and the Common Stock issued upon the exercise of each Option, including vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable, provided that the limit on the term of options granted under the 1997 Plan is ten years. The Board may grant incentive stock options to employees subject to Section 422 of the Code; all other options shall be nonstatutory stock options. Options may be exercised by delivery of an exercise notice and payment in full of the exercise price.

Restricted Stock Awards. Restricted Stock Awards entitle the participant to purchase restricted shares of Common Stock at a price set by the Board, subject to the right of the Company to repurchase all or part of such shares in the event that the terms and conditions specified by the Board in the award agreement are not met. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company.

Terms and Conditions of Awards. Each award is to be evidenced by a written award agreement and is subject to the following additional terms and conditions:

Nontransferability of Awards. Unless otherwise determined by the Committee, awards granted under the 1997 Plan are not transferable other than by will or the laws of descent and distribution and may be exercised during the participant's lifetime only by the participant.

Termination of Status. The effect of the termination of participant's relationship with the Company on awards granted under the 1997 Plan shall be determined by the Board.

Acquisition of the Company. Upon an acquisition of the Company, the Board will either (i) provide that the outstanding options will be assumed or substituted by the acquirer; (ii) provide that all or a portion of the unvested awards will vest prior to the acquisition and terminate unless exercised prior to the acquisition; (iii) provide that in certain situations, the options shall terminate and the holders thereof shall receive a cash payment.

Amendment of Awards. The Board may amend, modify or terminate any outstanding Award, provided that the plan participant's consent to such action is required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the participant, *provided further that,* no Award may be repriced by cancellation or amendment of such Award without approval of the shareholders of the Company if the effect would be to reduce the exercise price for the shares underlying such Award.

Acceleration. The Board may accelerate the vesting of any award granted under the 1997 Plan in full or in part.

Other Provisions. An award agreement may contain other terms and provisions consistent with the 1997 Plan, as may be determined by the Committee.

Amendment and Termination of the 1997 Plan. The 1997 Plan shall expire on June 17, 2007; however, no grants were made under the 1997 Plan after August 2, 2000, but Awards previously granted may extend beyond that date. The Board may amend, suspend or terminate the 1997 Plan or any portion thereof in any respect at any time.

Federal Income Tax Consequences Relating to the Amended and Restated 1997 Stock Incentive Plan

A summary of the U.S. federal income tax consequences with respect to incentive stock options, nonqualified stock options and stock awards is set forth above under the description of the 2000 Plan.

Awards Under 1997 Plan

Set forth below is a summary of outstanding restricted stock and option awards under the 1997 Plan as of April 16, 2007.

1997 Stock Incentive Plan

Name	Restricted Stock Awards	Option Awards
Non-Executive Officer Employee Group	0	136,065

The affirmative vote of the majority of shares present, in person or represented by proxy, and voting on Proposal 3 is required for approval of Proposal 3, provided a quorum is represented.

For the reasons set forth above, the Board of Directors recommends a vote "FOR" the approval of amending and restating the 1997 Stock Incentive Plan.

APPROVAL OF THE AMENDED AND RESTATED 2000 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

Proposal No. 4

Proposed Amendments to the Director Plan

The amendment and restatement of the 2000 Director Plan:

- Clarifies and broadens the equitable adjustments in connection with certain extraordinary events applicable to, among other things, outstanding awards, numeric grant limitations and the number of shares available for automatic grant under the 2000 Director Plan and, accordingly, upon payment of the special cash dividend on June 22, 2007, the exercise price of each outstanding stock option under the 2000 Director Plan will be adjusted downward and each of (i) the number of shares of Common Stock that may be purchased upon the exercise of each outstanding option, (ii) the total number of shares available for grant under the 2000 Director Plan, which annually increases by such number of shares necessary to cause the total number of shares then available to be 100,000 shares, (iii) the automatic grant of options to purchase 8,750 shares to non-employee directors upon election to the Board and (iv) the automatic annual grant of options to purchase 3,750 shares to non-employee directors shall adjust upward;
- Broadens the events upon which equitable adjustments shall be made to include, among other things, an extraordinary cash dividend;
- Updates the definition of "fair market value" at which future options are granted, in light of approval of the Nasdaq Global Market as a national securities exchange, among other things; and
- Requires shareholder approval to reprice options under the 2000 Director Plan by cancellation or amendment of such option, other than in connection with an equitable adjustment or substitution or conversion upon an acquisition of the Company, if the effect would be to reduce the exercise price for the shares underlying the option.

Avici proposes to restate Section 2 of the 2000 Director Plan as follows:

Available Shares. The total number of shares of common stock, par value $.0001 per share, of the Company (the "Common Stock") for which options may be granted under this Plan shall initially be 100,000 shares, subject to adjustment in accordance with paragraph 11 of this Plan, which number shall automatically increase on January 1 of each year, beginning with January 1, 2001, by such number of shares as is equal to the number of shares necessary to cause the total number of shares then available to be issued pursuant to the Plan (after deducting shares issued upon exercise of options under the Plan and shares issuable pursuant to outstanding options under the Plan) to be 100,000, subject to adjustment in accordance with paragraph 11 of this Plan. Shares subject to this Plan are authorized but unissued shares or shares that were once issued and subsequently reacquired by the Company. If any options granted under this Plan are surrendered before exercise or lapse without exercise, in whole or in part, the shares reserved therefor shall continue to be available under this Plan.

Avici proposes to restate Section 4 of the 2000 Director Plan as follows:

Automatic Grant of Options. Subject to the availability of shares under this Plan, each person who is a member of the Board and who is not an employee or officer of the Company or any subsidiary (a "Non-Employee Director") on the date of each annual meeting of stockholders of the Company (each, an "Annual Meeting Date") shall be automatically granted on such date, without further action by the Board, an option to purchase 3,750 shares of the Common Stock (the "Annual Grant").

Subject to the availability of shares under this Plan, each Non-Employee Director on the Initial Public Offering Date shall be automatically granted on such date, without further action by the Board, an option to purchase 10,000 shares of Common Stock (the "Existing Director Grant"), unless such Non-Employee Director has been granted an option to purchase at least 10,000 shares of Common Stock in fiscal year 2000 pursuant to the Company's 1997 Stock Incentive Plan.

Subject to the availability of shares under this Plan, each Non-Employee Director first elected to the Board following the Initial Public Offering Date shall be automatically granted on the date such person is first elected to the Board, without further action by the Board, an option to purchase 8,750 shares of the Common Stock (the "Election Grant").

The options to be granted under this paragraph 4 shall be the only options ever to be granted at any time to such member under this Plan. The number of shares covered by outstanding options granted under this paragraph 4 or for which options may subsequently be granted under this paragraph 4 shall be subject to adjustment in accordance with the provisions of paragraph 11 of this Plan.

Avici proposes to restate Section 5 of the 2000 Director Plan as follows:

Option Price. The purchase price of the stock covered by an option granted pursuant to this Plan shall be 100% of the fair market value of such shares on the day the option is granted; provided, however, that the purchase price of the stock covered by an Existing Director Grant shall be equal to 100% of the price per share at which the Common Stock is initially sold to the public in the initial public offering of the Common Stock without regard to any applicable underwriting discounts or commissions. The option price will be subject to adjustment in accordance with the provisions of paragraph 11 of this Plan. For purposes of this Plan, if, at the time an option is granted under the Plan, the Company's Common Stock is publicly traded, "fair market value" shall be determined as of the last business day for which the prices or quotes discussed in this sentence are available prior to the date such option is granted and shall mean (i) the closing price (on that date) of the Common Stock on the Nasdaq Global Market or other principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the closing bid price (or average of bid prices) last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on a principal national securities exchange.

Avici proposes to restate Section 11 of the 2000 Director Plan as follows:

11. *Adjustments Upon Changes in Capitalization and Other Events*. Upon the occurrence of any of the following events, an optionee's rights with respect to options granted to him or her hereunder shall be adjusted as hereinafter provided:

(a) *Stock Dividends and Stock Splits*. If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of previously outstanding options shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

(b) *Recapitalization and Distribution Adjustments*. If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets or otherwise, each option granted under this plan which is outstanding but unvested as of the effective date of such event shall become exercisable in full thirty (30) days prior to the effective date of such event. In the event of an extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend, adjustments in the number and kind of shares authorized by this Plan and in the number and kind of shares covered by, and in the option price of outstanding options under this Plan shall be adjusted by the Board (or substituted Options may be made) in the case of each outstanding Option in order to preserve the economic value of the Option. Notwithstanding the foregoing, no such adjustment shall be made which would, within the meaning of any applicable provisions of the Internal Revenue Code of 1986, as amended, constitute a modification, extension or renewal of any Option or a grant of additional benefits to the holder of an Option.

(c) *Issuances of Securities.* Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options.

(d) *Adjustments.* Upon the happening of any of the foregoing events described in subparagraphs 11(a) and (b), the class and aggregate number of shares set forth in paragraph 2 available under this Plan, the number of shares that are subject to, and the exercise price of, outstanding options which previously have been granted under this Plan, and the number of shares for which options may subsequently be granted under the Plan shall be adjusted by the Board (or substituted Awards may be made), in order in the case of each outstanding Option to preserve the economic value of the Option. Adjustments under this paragraph 11 shall be mandatory and shall be final, binding and conclusive.

(d) *Repricing.* No option granted under this plan may be repriced by cancellation or amendment of such Award without approval of the shareholders of the Company (except pursuant to this paragraph 11) if the effect would be to reduce the exercise price for the shares underlying such option.

The principal provisions of the 2000 Director Plan, as amended and restated, is summarized below. The summary is qualified in its entirety by reference to the actual plan, which is attached to this Proxy Statement as Appendix C.

Description of the Amended and Restated 2000 Director Plan, Subject to Shareholder Approval

General. The 2000 Director Plan is intended to promote the interests of the Company by providing an inducement to obtain and retain the services of qualified persons who are not employees or officers of the Company to serve as members of its Board.

Administration. The Director Plan shall be administered by the Board or the Committee. In the event the Board fails to appoint or refrains from appointing a Committee, the Board shall have all power and authority to administer the 2000 Director Plan. In such event, the word "Committee" wherever used herein shall be deemed to mean the Board. The Committee shall, subject to the provisions of the 2000 Director Plan, have the power to construe the 2000 Director Plan, to determine all questions under the 2000 Director Plan, and to adopt and amend such rules and regulations for the administration of the 2000 Director Plan as it may deem desirable.

Option Grants. Subject to the availability of shares under the 2000 Director Plan, (i) each person who is a member of the Board and who is not an employee or officer of the Company or any subsidiary (a "Non-Employee Director") shall be automatically granted on the date of each annual meeting of stockholders of the Company (each, an "Annual Meeting Date") an option to purchase 3,750 shares of Common Stock (the "Annual Grant"); and (ii) each Non-Employee Director first elected to the Board following the date of the Company's initial public offering shall be automatically granted on the date such person is first elected to the Board an option to purchase 8,750 shares of Common Stock (the "Election Grant"). Election Grant options shall vest in the participant and become exercisable in four equal installments over four years. Annual Grant options shall vest in the participant and become exercisable with respect to 1,250 shares immediately upon the date of grant and with the balance vesting in four equal annual installments following the date of grant.

Option Pricing. The purchase price of the stock covered by an option granted pursuant to the 2000 Director Plan generally shall be 100% of the fair market value of such shares on the day the option is granted.

Option Expiration. Unless sooner terminated in the event a participant ceases to be a member of the Board for any reason other than death or permanent disability, an option granted hereunder shall expire on the date which is ten (10) years after the date of grant of the option.

Option Exercise. Subject to the terms and conditions of the 2000 Director Plan and the option agreements, an option granted under the 2000 Director Plan shall, to the extent then exercisable, be exercisable in whole or in part by giving written notice to the Company by mail or in person addressed to the Company at its principal executive offices, stating the number of shares with respect to which the option is being exercised, accompanied by payment in full for such shares.

Non-transferability of Options. Any Option granted pursuant to the 2000 Director Plan shall not be assignable or transferable other than by will or the laws of descent and distribution, or pursuant to a domestic relations order.

Effect of Acquisition of the Company. Generally, upon the consummation of an acquisition, all outstanding but unvested options under the 2000 Director Plan shall vest and become fully exercisable thirty (30) days prior to the effective date of such event.

Termination of Status. Except as otherwise specified in the agreement relating to an option, in the event a participant ceases to be a member of the Board for any reason other than death or permanent disability, any then unexercised portion of options granted to such participant shall, to the extent not then vested, immediately terminate and become void; any portion of an option which is then vested but has not been exercised at the time the participant so ceases to be a member of the Board may be exercised, to the extent it is then vested, by the participant at any time prior to the earlier of the scheduled expiration date of the option or 180 days from the date the participant ceases to be a member of the Board.

In the event that a participant ceases to be a member of the Board by reason of his or her death or permanent disability, any Option granted to such participant shall be immediately and automatically accelerated and become fully vested. All unexercised options which are then exercisable (including those options which become exercisable pursuant to the acceleration provision of the first sentence of this paragraph) shall be exercisable by the participant (or by the participant's personal representative, heir or legatee, in the event of death) until the scheduled expiration of the option.

Adjustments to Shares Subject to the 2000 Director Plan. In the event of a stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization, or event, or any distribution to holders of Common Stock other than a normal cash dividend, the class and aggregate number of shares available under the 2000 Director Plan, the number of shares that are subject to, and the exercise price of, outstanding options which previously have been granted under the 2000 Director Plan, and the number of shares for which options may subsequently be granted under the Plan shall be adjusted by the Board (or substituted options may be made), in order in the case of each outstanding option to preserve the economic value of the Option. Adjustments under this paragraph 11 shall be mandatory and shall be final, binding and conclusive.

Repricing. No option granted under this plan may be repriced by cancellation or amendment of such option without approval of the shareholders of the Company (except pursuant to this Paragraph 11) if the effect would be to reduce the exercise price for the shares underlying such option.

Amendment and Termination of the 2000 Director Plan. The Board may at any time terminate the 2000 Director Plan or make such modification or amendment thereof as it deems advisable; *provided, however,* that the Board may not, without approval of the stockholders, (a) increase the maximum number of shares for which options may be granted under the 2000 Director Plan (except in connection with an equitable adjustment), (b) materially modify the requirements as to eligibility to participate in the 2000 Director Plan or (c) materially increase benefits accruing to option holders under the 2000 Director Plan. Termination or any modification or amendment of the 2000 Director Plan shall not, without consent of a participant, affect his or her rights under an option previously granted to him or her.

Federal Income Tax Consequences Relating to the Amended and Restated 2000 Non-Employee Director Plan

The U.S. federal income tax consequences to the Company and its Directors of awards under the 2000 Director Plan are complex and subject to change. The following discussion is only a summary of the general rules applicable to the 2000 Director Plan.

Options granted under the 2000 Director Plan do *not* qualify as incentive stock options under Section 422 of the Code.

A Director generally will not recognize any taxable income upon the grant of an option under the 2000 Director Plan, but will generally recognize ordinary income at the time of exercise of the option in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price. In some circumstances, however, a Director may acquire Common Stock subject to special rules under Section 83 of the Code because of certain securities laws restrictions on resale.

If a Director exercises an option by making payment to the Company by other than cash or check, special rules apply. Directors should consult their tax advisors when contemplating such an exercise

When a Director sells the Common Stock acquired upon exercise of an option, he or she generally will recognize a capital gain or loss equal to the difference between the amount realized upon sale of the stock and his or her tax basis in the stock (in the case of a cash exercise, the exercise price plus the amount, if any, taxed to the Director as ordinary income as a result of his or her exercise of the option). If the Director's holding period for the stock exceeds one year, the gain or loss generally will be a long-term capital gain or loss.

Awards Under the 2000 Director Plan

Set forth below is a summary of outstanding restricted stock and option awards under the 2000 Director Plan as of April 16, 2007. No restricted stock awards have been made under the 2000 Director Plan.

2000 Non-Employee Director Stock Option Plan

Name	Option Awards
William J. Leighton	8,750
Richard T. Liebhaber	32,500
Robert P. Schechter	20,000
William Ingram	20,000
Non-Executive Director Group	72,500

The affirmative vote of the majority of shares present, in person or represented by proxy, and voting on Proposal 4 is required for approval of Proposal 4, provided a quorum is represented.

For the reasons set forth above, the Board of Directors recommends a vote "FOR" the approval of amending and restating the 2000 Non-Employee Director Stock Option Plan.

RATIFICATION OF SELECTION OF AUDITORS

Proposal No. 5

The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007. Ernst & Young LLP has served as the Company's registered public accounting firm since 2002. A member of the firm will be present at the Annual Meeting with the opportunity to make a statement if so desired and will be available to respond to appropriate questions. Stockholder ratification of the Company's independent auditors is not required under Delaware law or under the Company's Fourth Restated Certificate of Incorporation or its Amended and Restated By-Laws. If our stockholders do not ratify the selection of Ernst & Young LLP as the Company's registered public accounting firm for the current fiscal year ending December 31, 2007, the Audit Committee will evaluate what would be in the best interests of the Company and its stockholders and consider whether to select a new registered public accounting firm for the current fiscal year or for future fiscal years. The section Report of the Audit Committee on page 20 of this Proxy Statement sets forth information regarding services performed by, and fees paid to, Ernst & Young LLP during the fiscal year ended December 31, 2006.

The affirmative vote of the majority of shares present, in person or represented by proxy, and voting on Proposal 5 is required for approval of Proposal 5, provided a quorum is represented.

The Board of Directors recommends a vote "FOR" ratification of this selection.

VOTING PROCEDURES

The presence, in person or by proxy, of at least a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to establish a quorum for the transaction of business. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. If a stockholder does not return a signed proxy card or submit a proxy over the internet or by telephone, and does not attend the meeting and vote in person, his or her shares will not be voted. Shares represented by proxies pursuant to which votes have been withheld from any nominee for director, or which contain one or more abstentions or broker "non-votes," are counted as present for purposes of determining the presence or absence of a quorum for the Annual Meeting. A "non-vote" occurs when a broker or other nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

Election of Directors. Directors are elected by a plurality of the votes cast, in person or by proxy, at the Annual Meeting. The two nominees receiving the highest number of affirmative votes of the shares present or represented and voting on the election of the directors at the Annual Meeting will be elected as the Class I Directors, each for a three-year term. Shares represented by proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominee will be voted for the election of the nominee. If a stockholder properly withholds authority to vote for the nominee, such stockholder's shares will not be counted toward such nominee's achievement of a plurality.

Other Matters. For all other matters being submitted to the stockholders at the Annual Meeting, the affirmative vote of the majority of shares present, in person or represented by proxy, and voting on that matter is required for approval provided a quorum is represented. Abstentions are included in the number of shares present or represented and voting on each matter, but are not considered voted for or against such matter. Accordingly, neither abstentions nor broker "non-votes" are considered voted for or against the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated. If any other matter not discussed in this Proxy Statement should be presented at the Annual Meeting upon which a vote may be properly taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the Proxy Statement to be furnished to all stockholders entitled to vote at the 2008 Annual Meeting of Stockholders pursuant to SEC Rule 14a–8 must be received at the Company's principal executive offices not later than December 29, 2007. Such proposals must also meet the other requirements of the rules of the SEC relating to stockholder proposals and must satisfy the notice procedures for stockholder proposals set forth in the Company's Amended and Restated By-Laws.

The Company's Amended and Restated By-Laws require that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely written notice thereof, containing the information required by the Company's Amended and Restated By-Laws, to the Secretary of the Company. To be timely, a stockholder's notice containing the information required by the Company's Amended and Restated By-Laws must be delivered to the Secretary at the principal executive offices of the Company at least 120 days, but not more than 150 days, prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting. However, if the annual meeting is more than 30 days before or 60 days after such anniversary date or if no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, stockholders must give written notice not more than 90 days prior to such annual meeting and not less than the later of 60 days prior to such annual meeting and 10 days after the Company makes the first public announcement of the date of such meeting. In order to curtail controversy as to the date upon which such written notice is received by the Company, it is suggested that such notice be submitted by Certified Mail, Return Receipt Requested.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act or the Exchange Act, the sections of the Proxy Statement entitled "Compensation Committee Report" and "Audit Committee Report" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

EXPENSES AND SOLICITATION

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Company or by certain outside proxy solicitation services may also be made of some stockholders in person or by mail, telephone or facsimile following the original solicitation. The estimated cost of soliciting proxies is not expected to exceed $5,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the SEC to furnish the Company with copies of all such filings. Based solely on its review of the copies of such filings received by it with respect to the fiscal year ended December 31, 2006 and written representations from certain Reporting Persons, the Company believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended December 31, 2006.

HOUSEHOLDING

Our Annual Report, including audited financial statements for the fiscal year ended December 31, 2006, is being mailed to you along with this Proxy Statement. In order to reduce printing and postage costs, ADP Investor Communication Services has undertaken an effort to deliver only one Annual Report and one Proxy Statement to multiple shareholders sharing an address. This delivery method, called "householding," is not being used, however, if ADP has received contrary instructions from one or more of the shareholders sharing an address. If your household has received only one Annual Report and one Proxy Statement, Avici Systems Inc. will deliver promptly a separate copy of the Annual Report and the Proxy Statement to any shareholder who sends a written request to Avici Systems Inc., 101 Billerica Avenue, North Billerica, MA 01862, Attention: Investor Relations, or calls Investor Relations, at 978-964-2000, with such a request.

You can also notify ADP that you would like to receive separate copies of Avici System Inc.'s Annual Report and Proxy Statement in the future by writing or calling your bank or broker. Even if your household has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each shareholder account. Each proxy card should be signed, dated, and returned in the enclosed self-addressed postage-prepaid envelope. If your household has received multiple copies of Avici System Inc.'s Annual Report and Proxy Statement, you can request the delivery of single copies in the future by completing the enclosed consent, if applicable, or writing or calling ADP directly.

ADDITIONAL INFORMATION

The Company's Annual Report does not include all Exhibits to the Form 10-K filed with the SEC. These Exhibits, along with additional copies of our Form 10-K, are available from us without charge upon request. Please contact: Inna Vyadro, Director of Investor Relations, at Avici Systems Inc., 101 Billerica Avenue, North Billerica, MA 01862 or *ivyadro@avici.com*.

AVICI SYSTEMS INC.

Amended and Restated 2000 Stock Option and Incentive Plan

1. PURPOSE AND ELIGIBILITY

The purpose of this Amended and Restated 2000 Stock Option and Incentive Plan (the "*Plan*") of Avici Systems Inc. (the "*Company*") is to provide stock options and other equity interests in the Company (each an "*Award*") to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries, all of whom are eligible to receive Awards under the Plan. Any person to whom an Award has been granted under the Plan is called a "*Participant*". Additional definitions are contained in Section 8.

2. ADMINISTRATION

a. *Administration by Board of Directors*. The Plan will be administered by the Board of Directors of the Company (the "*Board*"). The Board, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award. All decisions by the Board shall be final and binding on all interested persons. Neither the Company nor any member of the Board shall be liable for any action or determination relating to the Plan.

b. *Appointment of Committees*. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "*Committee*"). All references in the Plan to the "*Board*" shall mean such Committee or the Board.

c. *Delegation to Executive Officers*. To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Board may determine, *provided that* the Board shall fix the maximum number of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officers.

3. STOCK AVAILABLE FOR AWARDS

a. *Number of Shares*. Subject to adjustment under Section 3(c), the aggregate number of shares of Common Stock of the Company (the "Common Stock") that may be issued pursuant to the Plan is equal to the number of shares of Common Stock authorized but not issued under the 1997 Stock Incentive Plan of the Company, as amended, on or before the date of the initial public offering of the Company's Common Stock plus (i) the 1,250,000 additional shares authorized for issuance under the Plan pursuant to the amendment of the Plan in 2001 and (ii) the 1,250,000 additional shares authorized for issuance under the Plan pursuant to the amendment of the Plan in 2004 (collectively the "*Available Shares*"). If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If shares of Common Stock issued pursuant to the Plan are repurchased by, or are surrendered or forfeited to, the Company at no more than cost, such shares of Common Stock shall again be available for the grant of Awards under the Plan; provided, however, that the cumulative number of such shares that may be so reissued under the Plan will not exceed the Available Shares. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

b. *Per-Participant Limit*. Subject to adjustment under Section 3(c), no Participant may be granted Awards during any one fiscal year to purchase more than 500,000 shares of Common Stock.

c. *Adjustment to Common Stock*. In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event (i) the number and class of securities available for Awards under the Plan and the per-Participant share limit, (ii) the number and class of securities, vesting schedule and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Board (or substituted Awards may be made), in order in the case of each outstanding Award to preserve the economic value of the Award. If Section 7(e)(i) applies for any event, this Section 3(c) shall not be applicable. Adjustments under this Section 3(c) shall be mandatory and shall be final, binding and conclusive.

4. STOCK OPTIONS

a. *General.* The Board may grant options to purchase Common Stock (each, an "*Option*") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the Common Stock issued upon the exercise of each Option, including vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws, as it considers advisable.

b. *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "*Incentive Stock Option*") shall be granted only to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Board and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "*Nonstatutory Stock Option.*"

c. *Exercise Price.* The Board shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify it in the applicable option agreement.

d. *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement. Following April 18, 2007, no Option will be granted for a term in excess of ten (10) years from the date of grant of the Option.

e. *Exercise of Option.* Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 4(f) for the number of shares for which the Option is exercised.

f. *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment:

(i) by check payable to the order of the Company;

(ii) except as otherwise explicitly provided in the applicable option agreement, and only if the Common Stock is then publicly traded, delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price; or

(iii) to the extent explicitly provided in the applicable option agreement, by (x) delivery of shares of Common Stock owned by the Participant valued at fair market value (as determined by the Board or as determined pursuant to the applicable option agreement), (y) delivery of a promissory note of the Participant to the Company (and delivery to the Company by the Participant of a check in an amount equal to the par value of the shares purchased), or (z) payment of such other lawful consideration as the Board may determine.

5. RESTRICTED STOCK

a. *Grants.* The Board may grant Awards entitling recipients to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of a check or payment of such other lawful consideration as the Board may determine in an amount at least equal to the par value of the shares purchased, and (ii) the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, a "*Restricted Stock Award*").

b. *Terms and Conditions.* The Board shall determine the terms and conditions of any such Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by a Participant, in a manner determined by the Board, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "*Designated Beneficiary*"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate. Each Restricted Stock Award granted pursuant to the Plan shall be subject to forfeiture if, in the discretion of the Board, the recipient of such award has not, within a reasonable period of time following the grant of such award, executed any instrument required by the Board to be executed in connection with such award.

6. OTHER STOCK-BASED AWARDS

The Board shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights, phantom stock awards or stock units.

7. GENERAL PROVISIONS APPLICABLE TO AWARDS

a. *Transferability of Awards.* Except as the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

b. *Documentation.* Each Award under the Plan shall be evidenced by a written instrument in such form as the Board shall determine or as executed by an officer of the Company pursuant to authority delegated by the Board. Each Award may contain terms and conditions in addition to those set forth in the Plan *provided that* such terms and conditions do not contravene the provisions of the Plan.

c. *Board Discretion.* The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

d. *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

e. *Acquisition of the Company*

(i) *Consequences of an Acquisition.*

(A) Upon the consummation of an Acquisition, the Board shall take any one or more of the following actions with respect to then outstanding Awards: (a) provide that outstanding Options shall be assumed, or equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided that any such Options substituted for Incentive Stock Options shall satisfy, in the determination of the Board, the requirements of Section 424(a) of the Code; (b) upon written notice to the Participants, provide that all or a portion of then unexercised Options will become exercisable in full or in part as of a specified time (the "*Acceleration Time*") prior to the Acquisition and will terminate immediately prior to the consummation of such Acquisition, except to the extent exercised by the Participants between the Acceleration Time and the consummation of such Acquisition; (c) in the event of an Acquisition under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share of Common Stock surrendered pursuant to such Acquisition (the "*Acquisition Price*"), provide that all outstanding Options shall terminate upon consummation of such Acquisition and each Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the Acquisition Price multiplied by the number of shares of Common Stock subject to such outstanding Options (whether or not then exercisable), exceeds (y) the aggregate exercise price of such Options; (d) provide that all or any portion of the Restricted Stock Awards then outstanding shall become free of all or certain restrictions prior to the consummation of the Acquisition; and (e) provide that any other stock-based Awards outstanding (x) shall become exercisable, realizable or vested in full or in part, or shall be free of all or certain conditions or restrictions, as applicable to each such Award, prior to the consummation of the Acquisition, or (y), if applicable, shall be assumed, or equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof).

(B) *Acquisition Defined.* An "*Acquisition*" shall mean: (x) the sale of the Company by merger in which the shareholders of the Company in their capacity as such no longer own a majority of the outstanding equity securities of the Company (or its successor); or (y) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (z) any other acquisition of the business of the Company, as determined by the Board.

(ii) *Assumption of Options Upon Certain Events.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances.

(iii) *Pooling-of Interests-Accounting.* If the Company proposes to engage in an Acquisition intended to be accounted for as a pooling-of-interests, and in the event that the provisions of this Plan or of any Award hereunder, or any actions of the Board taken in connection with such Acquisition, are determined by the Company's or the acquiring company's independent public accountants to cause such Acquisition to fail to be accounted for as a pooling-of-interests, then such provisions or actions shall be amended or rescinded by the Board, without the consent of any Participant, to be consistent with pooling-of-interests accounting treatment for such Acquisition.

(iv) *Parachute Awards.* Notwithstanding the provisions of Section 7(e)(i)(A), if, in connection with an Acquisition described therein, a tax under Section 4999 of the Code would be imposed on the Participant (after taking into account the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code), then the number of Awards which shall become exercisable, realizable or vested as provided in such section shall be reduced (or delayed), to the minimum extent necessary, so that no such tax would be imposed on the Participant (the Awards not becoming so accelerated, realizable or vested, the "*Parachute Awards*"); *provided, however,* that if the "aggregate present value" of the Parachute Awards would exceed the tax that, but for this sentence, would be imposed on the Participant under Section 4999 of the Code in connection with the Acquisition, then the Awards shall become immediately exercisable, realizable and vested without regard to the provisions of this sentence. For purposes of the preceding sentence, the "aggregate present value" of an Award shall be calculated on an after-tax basis (other than taxes imposed by Section 4999 of the Code) and shall be based on economic principles rather than the principles set forth under Section 280G of the Code and the regulations promulgated thereunder. All determinations required to be made under this Section 7(e)(iv) shall be made by the Company.

f. *Withholding.* Each Participant shall pay to the Company, or make provisions satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Board may allow Participants to satisfy such tax obligations in whole or in part by transferring shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (as determined by the Board or as determined pursuant to the applicable option agreement). The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

g. *Amendment of Awards.* The Board may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, *provided that,* except as otherwise provided in Section 7(e)(iii), the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant, *provided further that,* no Award may be repriced by cancellation or amendment of such Award without approval of the shareholders of the Company (except pursuant to Section 3(c) or 7(e)) if the effect would be to reduce the exercise price for the shares underlying such Award.

h. *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

i. *Acceleration.* The Board may at any time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of some or all restrictions, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a change in control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option.

8. MISCELLANEOUS

a. *Definitions.*

(i) "*Company,*" for purposes of eligibility under the Plan, shall include any present or future subsidiary corporations of Avici Systems Inc., as defined in Section 424(f) of the Code (a "*Subsidiary*"), and any present or future parent corporation of Avici Systems Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "*Company*" shall include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Board in its sole discretion.

(ii) "*Code*" means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(iii) "*employee*" for purposes of eligibility under the Plan (but not for purposes of Section 4(b)) shall include a person to whom an offer of employment has been extended by the Company.

b. *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan.

c. *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

d. *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is adopted by the Board. No Awards shall be granted under the Plan after the completion of ten years from the date on which the Plan was adopted by the Board, but Awards previously granted may extend beyond that date.

e. *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time.

f. *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of Delaware, without regard to any applicable conflicts of law.

Amendment and Restatement Adopted by Board of Directors
April 18, 2007

Amendment and Restatement Adopted by Stockholders
May , 2007

AVICI SYSTEMS INC.

Amended and Restated 1997 Stock Incentive Plan

1. PURPOSE

The purpose of this Amended and Restated 1997 Stock Incentive Plan (the "Plan") of Avici Systems Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" shall include any present or future subsidiary corporations of Avici Systems Inc. as defined in Section 424(f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code").

2. ELIGIBILITY

All of the Company's employees, officers, directors, consultants and advisors are eligible to be granted options, restricted stock, or other stock-based awards (each, an "Award") under the Plan. Any person who has been granted an Award under the Plan shall be deemed a "Participant".

3. ADMINISTRATION, DELEGATION

(a) *Administration by Board of Directors.* The Plan will be administered by the Board of Directors of the Company (the "'Board"). The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) *Delegation to Executive Officers.* To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to make Awards and exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix the maximum number of shares subject to Awards and the maximum number of shares for any one Participant to be made by such executive officers.

(c) *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). If and when the common stock, $.0001 par value per share, of the Company (the "Common Stock") is registered under the Securities Exchange Act of 1934 (the "Exchange Act"), the Board shall appoint one such Committee of not less than two members, each member of which shall be an "outside director" within the meaning of Section 162(m) of the Code and a "Non-Employee director" as defined in Rule 16b-3 promulgated under the Exchange Act." All references in the Plan to the "Board" shall mean the Board or a Committee of the Board or the executive officer referred to in Section 3(b) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee or executive officer.

4. STOCK AVAILABLE FOR AWARDS

(a) *Number of Shares.* Subject to adjustment under Section 4(c), Awards may be made under the Plan for up to 1,381,562 shares of Common Stock. If any Award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part or results in any Common Stock not being issued, the unused Common Stock covered by such Award shall again be available for the grant of Awards under the Plan, subject, however, in the case of Incentive Stock Options (as hereinafter defined), to any limitation required under the Code. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(b) *Per-Participant Limit.* Subject to adjustment under Section 4(c), for Awards granted after the Common Stock is registered under the Exchange Act, the maximum number of shares with respect to which any Award may be granted to any Participant under the Plan shall be 250,000 per calendar year. The per-participant limit described in this Section 4(b) shall be construed and applied consistently with Section 162(m) of the Code.

(c) *Adjustment to Common Stock.* In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend (i) the number and class of securities available under this Plan, (ii) the number and class of security and exercise price per share subject to each outstanding Option, (iii) the repurchase price per security subject to each outstanding Restricted Stock Award, and (iv) the terms of each other outstanding stock-based Award shall be adjusted by the Board (or substituted Awards may be made), in order in the case of each outstanding Award to preserve the economic value of the Award. If this Section 4(c) applies and Section 8(e)(1) also applies to any event, Section 8(e)(1) shall be applicable to such event, and this Section 4(c) shall not be applicable. Adjustments under this Section 4(c) shall be mandatory and shall be final, binding and conclusive.

5. STOCK OPTIONS

(a) *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option which is not intended to be an Incentive Stock Option (as hereinafter defined) shall be designated a "Nonstatutory Stock Option".

(b) *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall only be granted to employees of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other, party, if an Option (or any part thereof) which is intended to be an Incentive Stock Option is not an Incentive Stock Option.

(c) *Exercise Price.* The Board shall establish the exercise price at the time each Option is granted and specify it in the applicable option agreement.

(d) *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement. No Option will be granted for a term in excess of 10 years.

(e) *Exercise of Option.* Options may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person together with payment in full as specified in Section 5(f) for the number of shares for which the Option is exercised.

(f) *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as the Board may otherwise provide in an Option Agreement, delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price;

(3) to the extent permitted by the Board and explicitly provided in an Option Agreement (i) by delivery of shares of Common Stock owned by the Participant valued at their fair market value as determined by the Board in good faith ("Fair Market Value"), which Common Stock was owned by the Participant at least six months prior to such delivery, (ii) by delivery of a promissory note of the Participant to the Company on terms determined by the Board, or (iii) by payment of such other lawful consideration as the Board may determine; or

(4) any combination of the above permitted forms of payment.

6. RESTRICTED STOCK

(a) *Grants.* The Board may grant Awards entitling recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, "Restricted Stock Award").

(b) *Terms and Conditions.* The Board shall determine the terms and conditions of any such Restricted Stock Award, including the conditions for repurchase (or forfeiture) and the issue price, if any. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

7. OTHER STOCK-BASED AWARDS

The Board shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights.

8. GENERAL PROVISIONS APPLICABLE TO AWARDS

(a) *Transferability of Awards.* Except a the Board may otherwise determine or provide in an Award, Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

(b) *Documentation.* Each Award under the Plan shall be evidenced by a written instrument in such form as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) *Board Discretion.* Except as otherwise provided by the Plan, each type of Award may be made alone or in addition or in relation to any other type of Award. The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

(d) *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, the Participant's legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award.

(e) *Acquisition Events*

(1) *Consequences of Acquisition Events.* Upon the occurrence of an Acquisition Event (as defined below), or the execution by the Company of any agreement with respect to an Acquisition Event, the Board shall take any one or more of the following actions with respect to then outstanding Awards: (i) provide that outstanding Options shall be assumed, or equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided that any such Options substituted for Incentive Stock Options shall satisfy, in the determination of the Board, the requirements of Section 424(a) of the Code; (ii) upon written notice to the Participants, provide that all or a portion of then unexercised Options will become exercisable in full or in part as of a specified time (the "Acceleration Time") prior to the Acquisition Event and will terminate immediately prior to the consummation of such Acquisition Event, except to the extent exercised by the Participants between the Acceleration Time and the consummation of such Acquisition Event; (iii) in the event of an Acquisition Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share of Common Stock surrendered pursuant to such Acquisition Event (the "Acquisition Price"), provide that all outstanding Options shall terminate upon consummation of such Acquisition Event and each Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of shares of Common Stock subject to such outstanding Options (whether or not then exercisable), exceeds (B) the aggregate exercise price of such Options; (iv) provide that all or any portion of the Restricted Stock Awards then outstanding shall become free of all or certain restrictions prior to the consummation of the Acquisition Event; and (v) provide that any other stock-based Awards outstanding (A) shall become exercisable, realizable or vested in full or in part, or shall be free of all or certain conditions or restrictions, as applicable to each such Award, prior to the consummation of the Acquisition Event, or (B), if applicable, shall be assumed, or equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof).

An "Acquisition Event" shall mean: (a) any merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 51% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation; (b) any sale of all or substantially all of the assets of the Company; or (c) the complete liquidation of the Company.

(2) *Assumption of Options Upon Certain Events.* The Board may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another corporation who become employees of the Company as a result of a merger or consolidation of the employing corporation with the Company or the acquisition by the Company of property or stock of the employing corporation. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances.

(f) *Withholding.* Each Participant shall pay to the Company, or make provision satisfactory to the Board for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. The Board may allow Participants to satisfy such tax obligations in whole or in part in shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

(g) *Amendment of Award.* The Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, *provided that* the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant, *provided further that* no

Award may be repriced by cancellation or amendment of such Award without approval of the shareholders of the Company (except pursuant to Section 4(c) or Section 8(e)) if the effect would be to reduce the exercise price for the shares underlying such Award.

(h) *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(i) *Acceleration.* The Board may at an time provide that any Options shall become immediately exercisable in full or in part, that any Restricted Stock Awards shall be free of all restrictions or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

9. MISCELLANEOUS

(a) *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.

(c) *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is adopted by the Board. No Awards shall be granted under the Plan after the completion of ten years from the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date a Plan was approved by the Company's stockholders, but Awards previously granted may extend beyond that date.

(d) *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time.

(e) *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

Amendment and Restatement Adopted by Board of Directors
April 18, 2007

Amendment and Restatement Adopted by Stockholders
May , 2007

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AVICI SYSTEMS INC.

Amended and Restated 2000 Non-Employee Director Stock Option Plan

1. ***Purpose.*** This Non-Qualified Stock Option Plan, to be known as the Amended and Restated 2000 Non-Employee Director Stock Option Plan (hereinafter, this "Plan") is intended to promote the interests of Avici Systems Inc. (hereinafter, the "Company") by providing an inducement to obtain and retain the services of qualified persons who are not employees or officers of the Company to serve as members of its Board of Directors (the "Board").

2. ***Available Shares.*** The total number of shares of common stock, par value $.0001 per share, of the Company (the "Common Stock") for which options may be granted under this Plan shall initially be 100,000 shares, subject to adjustment in accordance with paragraph 11 of this Plan, which number shall automatically increase on January 1 of each year, beginning with January 1, 2001, by such number of shares as is equal to the number of shares necessary to cause the total number of shares then available to be issued pursuant to the Plan (after deducting shares issued upon exercise of options under the Plan and shares issuable pursuant to outstanding options under the Plan) to be 100,000, subject to adjustment in accordance with paragraph 11 of this Plan. Shares subject to this Plan are authorized but unissued shares or shares that were once issued and subsequently reacquired by the Company. If any options granted under this Plan are surrendered before exercise or lapse without exercise, in whole or in part, the shares reserved therefor shall continue to be available under this Plan.

3. ***Administration.*** This Plan shall become effective on the date on which the Common Stock becomes registered under the Securities Exchange Act (the "Initial Public Offering Date"). This Plan shall be administered by the Board or by a committee appointed by the Board (the "Committee"). In the event the Board fails to appoint or refrains from appointing a Committee, the Board shall have all power and authority to administer this Plan. In such event, the word "Committee" wherever used herein shall be deemed to mean the Board. The Committee shall, subject to the provisions of the Plan, have the power to construe this Plan, to determine all questions hereunder, and to adopt and amend such rules and regulations for the administration of this Plan as it may deem desirable. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any option granted under it.

4. ***Automatic Grant of Options.*** Subject to the availability of shares under this Plan, each person who is a member of the Board and who is not an employee or officer of the Company or any subsidiary (a "Non-Employee Director") on the date of each annual meeting of stockholders of the Company (each, an "Annual Meeting Date") shall be automatically granted on such date, without further action by the Board, an option to purchase 3,750 shares of the Common Stock (the "Annual Grant").

Subject to the availability of shares under this Plan, each Non-Employee Director on the Initial Public Offering Date shall be automatically granted on such date, without further action by the Board, an option to purchase 10,000 shares of Common Stock (the "Existing Director Grant"), unless such Non-Employee Director has been granted an option to purchase at least 10,000 shares of Common Stock in fiscal year 2000 pursuant to the Company's 1997 Stock Incentive Plan.

Subject to the availability of shares under this Plan, each Non-Employee Director first elected to the Board following the Initial Public Offering Date shall be automatically granted on the date such person is first elected to the Board, without further action by the Board, an option to purchase 8,750 shares of the Common Stock (the "Election Grant").

The options to be granted under this paragraph 4 shall be the only options ever to be granted at any time to such member under this Plan. The number of shares covered by outstanding options granted under this paragraph 4 or for which options may subsequently be granted under this paragraph 4 shall be subject to adjustment in accordance with the provisions of paragraph 11 of this Plan.

5. ***Option Price.*** The purchase price of the stock covered by an option granted pursuant to this Plan shall be 100% of the fair market value of such shares on the day the option is granted; provided, however, that the purchase price of the stock covered by an Existing Director Grant shall be equal to 100% of the price per share at which the Common Stock is initially sold to the public in the initial public offering of the Common Stock without regard to any applicable underwriting discounts or commissions. The option price will be subject to adjustment in accordance with the provisions of paragraph 11 of this Plan. For purposes of this Plan, if, at the time an option is granted under the Plan, the Company's Common Stock is publicly traded, "fair market value" shall be determined as of the last business day for which the prices or quotes discussed in this sentence are available prior to the date such option is granted and shall mean (i) the closing price (on that date) of the Common Stock on the Nasdaq Global Market or other principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the closing bid price (or average of bid prices) last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on a principal national securities exchange.

6. ***Period of Option.*** Unless sooner terminated in accordance with the provisions of paragraph 9 of this Plan, an option granted hereunder shall expire on the date which is ten (10) years after the date of grant of the option.

7. ***Vesting of Shares and Non-Transferability of Options.*** Options granted under this Plan shall not be exercisable until they become vested. Options granted under this Plan shall vest in the optionee and thus become exercisable in accordance with the following schedule, provided that the optionee has continuously served as a member of the Board through such vesting date:

Annual Grant:

Option Shares for which Option Will be Exercisable	Date of Vesting
1,250	Date of grant
an additional 625	One year from the date of grant or, if earlier, the day immediately prior to the first Annual Meeting Date following the grant date
an additional 625	Two years from the date of grant or, if earlier, the day immediately prior to the second Annual Meeting Date following the grant date
an additional 625	Three years from the date of grant or, if earlier, the day immediately prior to the third Annual Meeting Date following the grant date
an additional 625	Four years from the date of grant or, if earlier, the date immediately prior to the fourth Annual Meeting Date following the grant date

The foregoing number of shares for which such options will become exercisable shall be subject to adjustment in accordance with paragraph 11.

Existing Director Grant and Election Grant:

Percentage of Option Shares for which Option Will be Exercisable	Date of Vesting
25%	One year from the date of grant
50%	Two years from the date of grant
75%	Three years from the date of grant
100%	Four years from the date of grant

In the event any optionee's service as a member of the Board terminates as of an Annual Meeting Date occurring within thirty (30) days prior to the date any option installment would otherwise have vested had such optionee continued to serve as a member of the Board, then notwithstanding the foregoing, such installment shall be vested and exercisable as of such Annual Meeting Date.

The number of shares as to which options may be exercised shall be cumulative, so that once the option shall become exercisable as to any shares it shall continue to be exercisable as to said shares, until expiration or termination of the option as provided in this Plan.

8. ***Non-transferability.*** Any option granted pursuant to this Plan shall not be assignable or transferable other than by will or the laws of descent and distribution or pursuant to a domestic relations order and shall be exercisable during the optionee's lifetime only by him or her.

9. ***Termination of Option Rights.***

(a) In the event an optionee ceases to be a member of the Board for any reason other than death or permanent disability, any then unexercised portion of options granted to such optionee shall, to the extent not then vested, immediately terminate and become void; any portion of an option which is then vested but has not been exercised at the time the optionee so ceases to be a member of the Board may be exercised, to the extent it is then vested, by the optionee within 180 days of the date the optionee ceased to be a member of the Board, but not later than the scheduled expiration of the date of the option; and all options shall terminate after such 180 days have expired.

(b) In the event that an optionee ceases to be a member of the Board by reason of his or her death or permanent disability, any option granted to such optionee shall be immediately and automatically accelerated and become fully vested and all unexercised options shall be exercisable by the optionee (or by the optionee's personal representative, heir or legatee, in the event of death) until the scheduled expiration date of the option.

10. ***Exercise of Option.*** Subject to the terms and conditions of this Plan and the option agreements, an option granted hereunder shall, to the extent then exercisable, be exercisable in whole or in part by giving written notice to the Company by mail or in person addressed to Avici Systems Inc., at its principal executive offices, stating the number of shares with respect to which the option is being exercised, accompanied by payment in full for such shares. Payment may be (a) in United States dollars in cash or by check, (b) in whole or in part in shares of the Common Stock of the Company already owned by the person or persons exercising the option or shares subject to the option being exercised (subject to such restrictions and guidelines as the Board may adopt from time to time), valued at fair market value determined in accordance with the provisions of paragraph 5 or (c) consistent with applicable law, through the delivery of an assignment to the Company of a sufficient amount of the proceeds from the sale of the Common Stock acquired upon exercise of the option and an authorization to the broker or selling agent to pay that amount to the Company, which sale shall be at the participant's direction at the time of exercise. There shall be no such exercise at any one time as to fewer than twenty-five (25) shares or all of the remaining shares then purchasable by the person or persons exercising the option, if fewer than twenty-five (25) shares. The Company's transfer agent shall, on behalf of the Company, prepare a certificate or certificates representing such shares acquired pursuant to exercise of the option, shall register the optionee as the owner of such shares on the books of the Company and shall cause the fully executed certificate(s) representing such shares to be delivered to the optionee as soon as practicable after payment of the option price in full. The holder of an option shall not have any rights of a stockholder with respect to the shares covered by the option, except to the extent that one or more certificates for such shares shall be delivered to him or her upon the due exercise of the option.

11. ***Adjustments Upon Changes in Capitalization and Other Events.*** Upon the occurrence of any of the following events, an optionee's rights with respect to options granted to him or her hereunder shall be adjusted as hereinafter provided:

(a) *Stock Dividends and Stock Splits.* If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of previously outstanding options shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

(b) *Recapitalization and Distribution Adjustments.* If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets or otherwise, each option granted under this plan which is outstanding but unvested as of the effective date of such event shall become exercisable in full thirty (30) days prior to the effective date of such event. In the event of an extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend, adjustments in the number and kind of shares authorized by this Plan and in the number and kind of shares covered by, and in the option price of outstanding options under this Plan shall be adjusted by the Board (or substituted Options may be made), in order in the case of each outstanding Option to preserve the economic value of the Option. Notwithstanding the foregoing, no such adjustment shall be made which would, within the meaning of any applicable provisions of the Internal Revenue Code of 1986, as amended, constitute a modification, extension or renewal of any Option or a grant of additional benefits to the holder of an Option.

(c) *Issuances of Securities.* Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options.

(d) *Adjustments.* Upon the happening of any of the foregoing events described in subparagraphs 11(a) and (b), the class and aggregate number of shares set forth in paragraph 2 available under this Plan, the number of shares that are subject to, and the exercise price of, outstanding options which previously have been granted under this Plan, and the number of shares for which options may subsequently be granted under the Plan shall be adjusted by the Board (or substituted Options may be made), in order in the case of each outstanding Option to preserve the economic value of the Option. Adjustments under this paragraph 11 shall be mandatory and shall be final, binding and conclusive.

(e) *Repricing.* No option granted under this Plan may be repriced through by cancellation or amendment of such option without approval of the shareholders of the Company (except pursuant to this paragraph 11) if the effect would be to reduce the exercise price for the shares underlying such option.

12. ***Restrictions on Issuance of Shares.*** Notwithstanding the provisions of paragraphs 4 and 11 of this Plan, the Company shall have no obligation to deliver any certificate or certificates upon exercise of an option until one of the following conditions shall be satisfied:

(i) The issuance of shares with respect to which the option has been exercised is at the time of the issue of such shares effectively registered under applicable Federal and state securities laws as now in force or hereafter amended; or

(ii) Counsel for the Company shall have given an opinion that the issuance of such shares is exempt from registration under Federal and state securities laws as now in force or hereafter amended; and the Company has complied with all applicable laws and regulations with respect thereto, including without limitation all regulations required by any stock exchange upon which the Company's outstanding Common Stock is then listed.

13. ***Legend on Certificates.*** The certificates representing shares issued pursuant to the exercise of an option granted hereunder shall carry such appropriate legend, and such written instructions shall be given to the Company's transfer agent, as may be deemed necessary or advisable by counsel to the Company in order to comply with the requirements of the Securities Act of 1933 or any state securities laws.

14. ***Representation of Optionee.*** If requested by the Company, the optionee shall deliver to the Company written representations and warranties upon exercise of the option that are necessary to show compliance with

Federal and state securities laws, including representations and warranties to the effect that a purchase of shares under the option is made for investment and not with a view to their distribution (as that term is used in the Securities Act of 1933).

15. ***Option Agreement.*** Each option granted under the provisions of this Plan shall be evidenced by an option agreement, which agreement shall be duly executed and delivered on behalf of the Company and by the optionee to whom such option is granted. The option agreement shall contain such terms, provisions and conditions not inconsistent with this Plan as may be determined by the officer executing it.

16. ***Termination and Amendment of Plan.*** The Board may at any time terminate this Plan or make such modification or amendment thereof as it deems advisable; *provided, however*, that the Board may not, without approval of the stockholders, (a) increase the maximum number of shares for which options may be granted under this Plan (except by adjustment pursuant to paragraphs 2 and 11), (b) materially modify the requirements as to eligibility to participate in this Plan or (c) materially increase benefits accruing to option holders under this Plan. Termination or any modification or amendment of this Plan shall not, without consent of a participant, affect his or her rights under an option previously granted to him or her.

17. ***Withholding of Income Taxes.*** Upon the exercise of an option, the Company, in accordance with Section 3402(a) of the Internal Revenue Code, may require the optionee to pay withholding taxes in respect of amounts considered to be compensation includible in the optionee's gross income.

18. ***Compliance with Regulations.*** It is the Company's intent that the Plan comply in all respects with Rule 16b-3 under the Securities Exchange Act of 1934 (or any successor or amended provision thereof) and any applicable Securities and Exchange Commission interpretations thereof. If any provision of this Plan is deemed not to be in compliance with Rule 16b-3, the provision shall be null and void.

19. ***Governing Law.*** The validity and construction of this Plan and the instruments evidencing options shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of law thereof.

Amendment and Restatement Adopted by Board of Directors
April 18, 2007

Amendment and Restatement Adopted by Stockholders
May , 2007

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Corporate Headquarters

Avici Systems Inc.
101 Billerica Avenue, N. Billerica, MA 01862 | 978-964-2000

Corporate Officers and Senior Management

William J. Leighton, Ph.D.
Chief Executive Officer and Director

William J. Stuart
Senior Vice President, Finance
Chief Financial Officer

Larry Dennison, Ph.D.
Chief Technology Officer and Founder

Fred Chaloux
Vice President, Operations
Chief Information Officer

Sally Graves
Vice President, Engineering Operations

T.S. Ramesh
Vice President, Finance

Esmeralda Swartz
Vice President, Marketing

Board of Directors

Richard T. Liebhaber
Chairman of the Board

William Ingram

Robert P. Schechter

Corporate Information

Shareholder Information

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-288-9541
www.mellon-investor.com

Stock Listing

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AVCI"

Corporate Counsel

Choate, Hall & Stewart, LLP
Two International Place
Boston, MA 02110

Registered Public Accounting Firm

Ernst & Young, LLP
Boston, MA

Investor Relations

For further information on the Company, please visit www.avici.com and see the investor relations section.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995; any statements in this Annual Report that are not statements of historical fact are forward-looking statements that are subject to a number of important risks and uncertainties that could cause actual results to differ materially. Specifically, this Annual Report contains forward-looking statements related to our new product initiative, Soapstone Networks; the size, characteristics, regulation, and growth of the markets for the Company's products; objectives and plans for future operations, revenue and profitability with respect to our core router business and our Soapstone Networks initiative; the development, introduction and market acceptance of new products; and the Company's position in its markets. All of these forward-looking statements are subject to a number of risks and uncertainties which are included in the Company's filings with the Securities and Exchange Commission.

[illegible]


AVICI
SYSTEMS

101 Billerica Avenue
N. Billerica, MA 01862
www.avici.com

END